AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON SEPTEMBER 26, 2007
                                       REGISTRATION NO. 333-142420 AND 811-21952

                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM N-4

                             REGISTRATION STATEMENT
                        UNDER THE SECURITIES ACT OF 1933
                          PRE-EFFECTIVE AMENDMENT NO. 1

                                       AND

                             REGISTRATION STATEMENT
                    UNDER THE INVESTMENT COMPANY ACT OF 1940
                         POST-EFFECTIVE AMENDMENT No. 5


                                   Registrant
                OLD MUTUAL FINANCIAL NETWORK SEPARATE ACCOUNT VA

                                    Depositor
                       OM FINANCIAL LIFE INSURANCE COMPANY
                  1001 Fleet Street, Baltimore, Maryland 21202
                                 (800) 445-6758

                                Agent for Service
                                    Ken Reitz
                          Old Mutual Financial Network
                      1001 Fleet Street - 6th Floor, Legal
                            Baltimore, Maryland 21202
                           E-mail: KEN.REITZ@OMFN.COM


   TITLE OF SECURITIES BEING REGISTERED: Individual Variable Annuity Contract

        APPROXIMATE DATE OF PROPOSED PUBLIC OFFERING: as soon as practicable after the effective date.


        THIS REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SECTION 8(A) MAY DETERMINE.

                                 BEACON ADVISOR
                        CROSS REFERENCE TO ITEMS REQUIRED BY FORM N-4
 PART A

N-4 ITEM                                     CAPTION IN PROSPECTUS
--------                                     ---------------------

  1     Cover Page                           Cover Page

  2     Definitions                          Defined Terms

  3     Synopsis                             Contract Summary; Charges

  4     Condensed Financial Information      N/A

  5     General Description ofRegistrant,    Allocation Options; Miscellaneous:
        Depositor and Portfolio Companies    About Our Company, Voting Rights

  6     Deductions and Expenses              Charges; Charges Explained;
                                             Miscellaneous:
                                             Distribution of Contracts

  7     General Description of               Important Contract Provisions;
        Variable Annuity Contracts           Cover Page; Last Page

  8     Annuity Period                       Distributions; Important Contract
                                             Provisions; Allocation Options

  9     Death Benefit                        Distributions; Important Contract
                                             Provisions

 10     Purchases and Contract Value         Cover Page; Important Contract
                                             Provisions; Distributions;
                                             Miscellaneous: Distributions of
                                             the Contracts

 11     Redemptions                          Distributions; Important Contract
                                             Provisions

 12     Taxes                                Federal Income Tax Matters

 13     Legal Proceedings                    Miscellaneous: Legal Proceedings


PART B
14      Table of Contents for Statement      Last Page
        of Additional Information

                                             CAPTION IN STATEMENT OF
                                             ADDITIONAL INFORMATION
                                             -----------------------

15      Cover Page                           Cover Page

16      Table of Contents                    Table of Contents

17      General Information and History      General Information and History

18      Services                             N/A

19      Purchase of Securities Being         N/A
        Offered

20      Underwriters                         Underwriters

21      Calculation of Performance Data      N/A

22      Annuity Payments                     N/A

23      Financial Statements                 Financial Statements

Prospectus: ___________, 2007

                                                  Issuer: OM Financial Life Insurance Company
                                             Old Mutual Financial Network Separate Account VA


                                       BEACON ADVISOR

                               Flexible Contribution Deferred
                                 Variable Annuity Contract

BEACON ADVISOR PROSPECTUS
This                                                                                  An initial
prospectus                                                                       minimum payment
describes the Contract,                                                    is required.  Further
especially its Separate Account.                                         investment is optional.
The Contract is designed to help you, the                   You may allocate all or part of your
Owner,  invest on a tax-deferred basis and meet     investment     among    Separate     Account
long-term    financial   goals.   It   provides     Subaccounts  (where you have the  investment
optional  features  for you to  select  from to     risk,  including possible loss of principal)
meet  your  particular  needs;  not  all may be     investing     in     non-publicly     traded
available  in your  state.  As an  annuity,  it     portfolios.   Read  the  ALLOCATION  OPTIONS
also  provides you with several ways to receive     section   of  this   Prospectus   for   more
regular income from your investment.                information.

------------------------------------------------------------------------- ------------------------- -------------------------------
SUBACCOUNTS BY
UNDERLYING
PORTFOLIOS
                                     LEGG MASON                           ROYCE (SERVICE CLASS)      o  OTC (2)
ALLIANCEBERNSTEIN                    o  Variable Aggressive Growth II(2)  o  Micro Cap(2)            o  Russell 2000(R)
o VPS International Growth B(2)      o  Variable Fundamental Value II     o  Small Cap2)                  1.5x Strategy (2)
o VPS International Value B(2)       o  Variable Small Cap Growth II(2)   RYDEX (VT)                 o  Sector Rotation (2)
AMERICAN CENTURY INVESTMENTS         o  Variable Strategic Bond II        o  Absolute Return         o  U.S. Government Money
o VP Income and Growth II            NEUBERGER BERMAN                          Strategies                 Market (1)
o VP International II (2)            o  AMT Limited Maturity Bond I(1)    o  CLS AdvisorOne          T. ROWE PRICE
o VP Mid Cap Value II                o  AMT Partners I(2)                      Amerigo               o  Blue Chip Growth II
o VP Value II                        o  AMT Regency S                     o  CLS AdvisorOne          o  Equity Income II
FRANKLIN TEMPLETON (VIP)             o  AMT Guardian S                         Berolina (2)          o  Health Sciences II (2)
o Franklin Global                    o  AMT MidCap Growth S               o  CLS AdvisorOne          THIRD AVENUE
    Communications Securities        OLD MUTUAL (SERVICE CLASS)                Clermont              o  Value (2)
    Fund - Class II(2)               o  VA Asset Allocation Balanced      o  Commodities             VAN KAMPEN/MORGAN STANLEY
o Mutual Discovery Securities        o  VA Asset Allocation Conservative       Strategy (2)          o  UIF Core Plus Fixed
    Fund - Class II                  o  VA Asset Allocation Moderate      o  Essential Portfolio          Income II (1)
o Mutual Shares Securities                Growth                               Conservative          o  UIF Emerging Markets
    Fund - Class II                  PIMCO (ADMINISTRATIVE CLASS)         o  Essential Portfolio          Debt II
o Franklin U.S. Government           o  VIT High Yield                         Moderate              o  UIF Mid Cap Growth II
    Fund - Class II(1)               o  VIT Long US Government            o  Essential Portfolio     o  UIF Mid-Cap Value II
o Templeton Developing Markets       o  VIT Commodity Real Return(2)           Aggressive            o  VK LIT Growth and Income II
    Securities Fund - Class II(2)    o  VIT Global                        o  Government Long         XTF
o Templeton Global Asset Allocation  o  VIT Money Market(1)                    Bond 1.2x Strategy    o  ETF 40 - Class II
    Securities Fund - Class II       o  VIT Real Return                   o  Hedged Equity           o  EFT 60 - Class II
o Templeton Global Income            o  VIT Total Return                  o  Inverse Government      o  EFT 80 - Class II
    Securities Fund -Class II        PIONEER (VCT II)                          Long Bond Strategy(2)
                                     o  Cullen Value                      o  Inverse OTC Strategy(2)    FOR PURPOSES OF
                                     o  Equity Income                     o  Inverse Russell 2000(R)    GUARANTEED MINIMUM
                                     o  Pioneer                                Strategy (2)             WITHDRAWAL BENEFIT
                                     o  High Yield                        o  S&P 500(R) Strategy (2)    ALLOCATIONS:
                                     o  Small Cap Value(2)                o  Multi-Cap Core Equity      (1) DEFINED BY US
                                     o  Strategic Income                  o  Nova (2)                       AS CORE BOND FUNDS.
                                                                                                        (2) DEFINED BY US
                                                                                                            AS AGGRESSIVE FUNDS.


----------------------------------- -------------------------------------- ------------------------- -------------------------------

Optional contract features are available for an additional charge. See this prospectus' IMPORTANT CONTRACT PROVISIONS section for details.

A Statement of Additional Information and other information about us and the Contract, with the same date as this prospectus, is on file with the Securities and Exchange Commission ("SEC") and is incorporated into this prospectus by reference. For a free copy, access it on the SEC's Web site (WWW.SEC.GOV, select "SEARCH FOR COMPANY FILINGS," THEN "VARIABLE INSURANCE PRODUCTS" THEN TYPE "Beacon Advisor"), or write or call us at the number below. The Table of Contents for the Statement of Additional Information is on the last page of this prospectus.

 THE SEC DOES NOT PASS UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS, AND HAS
  NOT APPROVED OR DISAPPROVED THE CONTRACT. ANY REPRESENTATION TO THE CONTRARY
                             IS A CRIMINAL OFFENSE.

           NOT FDIC INSURED   o   MAY LOSE VALUE   o   NO BANK GUARANTEE


                        CAREFULLY READ THIS PROSPECTUS.
           Keep this prospectus for future reference. It provides information you should consider before investing in a Policy. Prospectuses for the Portfolios underlying the Subaccount variable investment options are available without charge from your sales representative or from our Service Center.
                OM Financial Life Insurance Company Service Center:
     P.O. Box 725049, Atlanta, Georgia 31139-2049. 1-866-599-2760. omfn.com

BEACON ADVISOR prospectus             1

CONTACTING US. To answer your questions or to send additional contribution, contact your sales representative or write or call us at:

                       OM Financial Life Insurance Company
                                 Service Center
                                       P.O. Box 725049
                           Atlanta, Georgia 31139-2049
                                       or
                             6425 Powers Ferry Road
                             Atlanta, Georgia 30339
                       Toll Free Telephone: 1-866-599-2760
                               Fax: 1-770-690-1967
                                    OMFN.COM

Express mail packages should be sent to our street address, not our P.O. Box address.


REMEMBER, THE CORRECT FORM OF WRITTEN NOTICE "IN GOOD ORDER" is important for us to accurately process your Contract elections and changes. Many forms can be found on the on-line services section of our Web site. Or, call us at our toll-free number and we will send you the form you need and tell you the information we require.


FACSIMILE WRITTEN NOTICE. To provide you with timely service, we accept Written Notice by facsimile. However, by not requiring your original signature, there is a greater risk unauthorized persons can manipulate your signature and make changes on your Contract (including withdrawals) without your knowledge. We are entitled to act upon facsimile signatures that reasonably appear to us to be genuine.


                             MAKE CHECKS PAYABLE TO:
                               "OM Financial Life
                               Insurance Company"


                         TABLE OF CONTENTS BEGIN ON PAGE

    DEFINED TERMS.....................................................3
    CHARGES...........................................................4
    FINANCIAL INFORMATION.............................................5
    CONTRACT SUMMARY..................................................5
    CHARGES EXPLAINED.................................................7
        Annual Contract Fee
        Administrative Expense Charge
        Tax Charges
        Fees Charged by the Portfolios
        Optional Charges for the Guaranteed Minimum Withdrawal Benefit
          and the Guaranteed Minimum Death Benefit
        Waiver of Certain Charges
    ALLOCATION OPTIONS................................................8
        Separate Account and its Subaccounts
        Transfers
        Third Party Services
        Short-Term Trading & Disruptive Trading Procedures
        Systematic Transfer Programs:
           Dollar Cost Averaging, Portfolio Rebalancing
        Asset Allocation Options
    IMPORTANT CONTRACT PROVISIONS....................................15
        Contract Application and Issuance
        Contract Value
        Telephone Transactions
        Death of Annuitant
        Delay of Payments
        Beneficiary
        Contract Changes
        Contract Termination
        Optional Features
    DISTRIBUTIONS....................................................20
        Withdrawals
        Death Benefits
        Annuity Income Benefits
    FEDERAL INCOME TAX MATTERS.......................................23
    MISCELLANEOUS....................................................26
        About Our Company
        Distribution of the Contracts
        Voting Privileges
        Legal Proceedings
    APPENDIX A: Tax-Qualified Plan Disclosures......................A:1
    Thank You.  If You Have Questions,........................Last Page
    Statement of Additional Information Table of Contents.....Last Page


BEACON ADVISOR prospectus             2

DEFINED TERMS
--------------------------------------------------------------------------------

ACCUMULATION UNITS are accounting units of measure used to calculate the Contract Value allocated to Subaccounts of the Separate Account. The Contract describes how Accumulation Units are calculated.

ANNUITY DATE is the date annuity payments are scheduled to begin. This date is identified on the Contract Information page of your Contract. You may change this date, as permitted by the Contract and otherwise described in this prospectus.

BUSINESS DAY is each day that the New York Stock Exchange (NYSE) is open for trading and we are open for business. Except in an emergency, as declared by the SEC, we are open the same days as the NYSE.

CONTRACT, together with any endorsements thereto, is the legal document memorializing the agreement between you and us. In those States where the Contract is issued as a group contract, "Contract(s)" shall also mean "Certificate(s)."

CONTRACT DATE is within two Business Days from the date we receive your application and initial contribution in good order and issue the Contract. It is the date used to determine Contract Anniversaries and Contract Years.

CONTRACT VALUE is the value of amounts you have allocated to Contract allocation options as of a referenced date and before subtracting any withdrawal charge that would apply upon a withdrawal of Contract Value.

CONTRACT YEAR/MONTH/ANNIVERSARY are measured from respective anniversary dates of the Contract Date.

OWNER, YOU, YOUR is you -- the person(s) or legal entity who may exercise all rights and privileges under the Contract. Where the Contract is issued as a Group Contract, Contract Owner as used herein is the Certificate Owner (sometimes called a Group Contract Participant). If there are joint Owners, the signatures of both Owners are needed to exercise rights under the Contract. Ownership and ownership rights of minors are subject to special rules.

SUBACCOUNT is a division within the Separate Account for which Accumulation Units are separately maintained. Each Subaccount corresponds to a single underlying non-publicly traded portfolio of a series fund.

WITHDRAWAL VALUE is the Contract Value less any applicable withdrawal charge and Contract fee.

WE, US, OUR, OM FINANCIAL - OM Financial Life Insurance Company.

WRITTEN NOTICE OR REQUEST -- Written notice signed by you, or electronic notice with your electronic `signature' provided in a manner we accept, on a form approved by or acceptable to us, that gives us the information we require and is received at OM Financial Service Center, P.O. Box 725049, Atlanta, Georgia 31139-2049 (or 6425 Powers Ferry Road, Atlanta, Georgia 30339), fax 1-770-690-1967. Call us if you have questions about what form or information is required.


--------------------------------------------------------------------------------
  THIS PROSPECTUS MAY ONLY BE USED TO OFFER THE CONTRACT WHERE THE CONTRACT MAY
     LAWFULLY BE SOLD. THE CONTRACT, AND CERTAIN FEATURES DESCRIBED IN THIS
                 PROSPECTUS, MAY NOT BE AVAILABLE IN ALL STATES.

   IF YOUR CONTRACT IS ISSUED AS PART OF A QUALIFIED PLAN UNDER THE INTERNAL REVENUE CODE, REFER TO ANY PLAN DOCUMENTS AND DISCLOSURES FOR INFORMATION ABOUT
      HOW SOME OF THE BENEFITS AND RIGHTS OF THE CONTRACT MAY BE AFFECTED.

--------------------------------------------------------------------------------

BEACON ADVISOR prospectus             3

 CHARGES
--------------------------------------------------------------------------------

        The following tables describe the fees and expenses that you will pay when buying, owning, and surrendering the Contract. The first table describes the fees and expenses that you will pay at the time that you buy the Contract, surrender the Contract, or transfer Contract Value between allocation options. (Schedules will differ when required by state law, but amounts will not exceed those shown in this table.)

-------------------------------------------------------------------------- ----------------------
TRANSACTION FEES                                                                     NONE
-------------------------------------------------------------------------- ----------------------
        The next table describes the fees and expenses that you will pay periodically during the time that you own the Contract, to equal the annualized charges shown, not including Subaccount portfolio operating fees and expenses.

--------------------------------------------------- ----------------------- ---------------------
ANNUAL FEES AND EXPENSES                              GUARANTEED MAXIMUM          CURRENT
--------------------------------------------------- ----------------------- ---------------------
CONTRACT FEE                                                     $600                   $240
   DEDUCTED MONTHLY AGAINST SUBACCOUNT INVESTMENTS
   PRO-RATA TO EQUAL THE ANNUAL AMOUNT SHOWN.
--------------------------------------------------- ----------------------- ---------------------
SEPARATE ACCOUNT ANNUAL EXPENSES
   DEDUCTED DAILY AGAINST SUBACCOUNT INVESTMENTS
   PRO-RATA TO EQUAL THE ANNUAL AMOUNT SHOWN.
--------------------------------------------------- ----------------------- ---------------------
     ADMINISTRATIVE EXPENSE CHARGE                    All Years     0.05%   Years 1-5      0.05%
                                                                            Years 6+       NONE
--------------------------------------------------- ----------------------- ---------------------
     OPTIONAL RIDER:
     GUARANTEED MINIMUM DEATH BENEFIT
        BASIC..................................                     0.30%                  0.20%
        ENHANCED (OPTIONAL RIDER)..............                     0.70%                  0.50%
--------------------------------------------------- ----------------------- ---------------------
     OPTIONAL RIDER:
     GUARANTEED MINIMUM WITHDRAWAL BENEFIT
        IF PURCHASED AT CONTRACT INCEPTION - SINGLE LIFE            0.85%                  0.60%
        .........................-  JOINT SPOUSAL LIVES             0.95%                  0.75%
        IF PURCHASED AFTER CONTRACT INCEPTION - SINGLE LIFE         0.90%                  0.70%
        .........................-  JOINT SPOUSAL LIVES             1.05%                  0.85%
--------------------------------------------------- ----------------------- ---------------------
     TOTAL SEPARATE ACCOUNT ANNUAL EXPENSES                                 YEARS 1-5  YEARS 6+
                                                                            ---------  --------
       (ASSUMES EVERY OPTION IS SELECTED AT INCEPTION.)             1.60%     1.15%      1.10%
                     -  SINGLE LIFE                                 1.70%     1.25%      1.20%
                     -  JOINT SPOUSAL LIVES
--------------------------------------------------- ----------------------- ---------- ----------

        The next table shows the minimum and maximum total operating expenses charged by the portfolio companies that you may pay periodically during the time that you own the Contract. More detail concerning each portfolio company's fees and expenses is contained in the prospectus for each portfolio company.

--------------------------------------------------- ---------------------- ----------------------
TOTAL ANNUAL PORTFOLIO OPERATING EXPENSES                  MAXIMUM                MINIMUM
EXPENSES (AS A PERCENTAGE OF AVERAGE
NET ASSETS FOR THE YEAR ENDED DECEMBER 31, 2006)
    EXPENSES THAT ARE DEDUCTED FROM PORTFOLIO COMPANY
    ASSETS, INCLUDING MANAGEMENT FEES, DISTRIBUTION
    AND/OR SERVICE (12B-1) FEES, AND OTHER EXPENSES
--------------------------------------------------- ---------------------- ----------------------
Before any Waivers and Reductions                        15.77% (1)              0.50% (2)
--------------------------------------------------- ---------------------- ----------------------
(1) Royce Capital Fund Small-Cap Portfolio. Royce has contractually agreed to waive its fees and reimburse expenses to the extent necessary to maintain the Service Class's net annual operating expense ration at or below 1.26% through December 31, 2007 and 1.99% through December 31,
    2016.
(2) PIMCO VIT Money Market Portfolio.

BEACON ADVISOR prospectus             4

| |     EXAMPLES OF EXPENSES

        The Examples below are intended to help you compare the cost of investing in the Contract with the cost of investing in other variable annuity policies. These costs include Contract owner transaction expenses, contract fees, separate account annual expenses, and underlying portfolio fees and expenses.

        The Examples assume that you invest $10,000 in the Contract for the time periods indicated. The Examples also assume that your investment has a 5% return each year and assume the underlying portfolio and Contract fees and expenses indicated. THE EXAMPLE AMOUNTS ARE ILLUSTRATIVE ONLY, AND SHOULD NOT BE CONSIDERED A REPRESENTATION OF PAST OR FUTURE EXPENSES. YOUR ACTUAL EXPENSES MAY BE HIGHER OR LOWER THAN THOSE SHOWN IN THE chart. Please note that although the examples assume $10,000 contribution to aid comparisons, our minimum contribution for this Contract is $50,000.

--------------------------------------------------------------------------------
         The Contract's Expenses are the same whether the Policy is surrendered, annuitized, or continues at the end of the time period shown
------------- ------------------------------------------------------------------
                  1 Year          3 Years         5 Years         10 Years
------------- --------------- --------------- ---------------- -----------------
Maximum(1)
  Single          $2,320          $6,000          $8,668          $12,406
Life              $2,330          $6,019          $8,688          $12,411
 Joint Lives
------------- --------------- --------------- ---------------- -----------------
Minimum (2)         $296            $880          $1,490           $3,031
------------- --------------- --------------- ---------------- -----------------

(1) Maximum Contract Expense Fees. This example assumes maximum charges of 1.60% (Single Life) and 1.70% (Joint Lives) for Total Separate Account Annual Expenses and assumes each optional rider is selected, a $600 guaranteed maximum Contract Fee, plus the maximum fees and expenses before any waivers or reductions of any of the portfolio companies (15.77%).

(2) Minimum Contract Expense Fees. This example assumes only current charges of 0.05% for Total Separate Account Annual Expenses (the Administrative Expense Charge), $240 current Contract Fee, plus the minimum fees and expenses after any waivers or reductions of any of the portfolio companies (0.50%).


FINANCIAL INFORMATION
--------------------------------------------------------------------------------

        We provide Accumulation Unit value history for each Separate Account Subaccount. The inception date of each of the Subaccounts available in the Contract was February 2, 2007, except the inception date of the Rydex and XTF Subaccounts' will not be until after the effective date of this prospectus, so there is no Accumulation Unit value history to report. Financial statements of OM Financial are included in the Statement of Additional Information. To learn how to get a copy of the Statement of Additional Information, see the front or back page of this prospectus.



CONTRACT SUMMARY
PLEASE READ EACH SECTION OF THIS PROSPECTUS FOR ADDITIONAL DETAIL.
--------------------------------------------------------------------------------

        The BEACON ADVISOR Contract is a deferred variable annuity savings vehicle offering a variety of allocation options to help meet long-term financial goals. The Contract includes options for you to select to meet your particular needs; not all are available in all states. Charges are discussed in this prospectus' CHARGES and CHARGES EXPLAINED sections. You can allocate contributions among allocation options identified on this prospectus' cover and discussed in the ALLOCATION OPTIONS section.

        You, the Contract Owner, have all rights to exercise the terms of this Contract while it is in force. Your named annuitant has rights to receive Contract annuity benefits during the annuity income period, and once those payments begin, you cannot change them. Subject to qualified plan or other tax limitations and before the Annuity Date, you may change your Contract's designated annuitant. Your named beneficiary(ies) only have rights to Contract proceeds once they become payable due to your death. A beneficiary may elect to receive his/her share of Contract proceeds pursuant to an Annuity Income Option or in a lump sum. Unless a beneficiary designation is irrevocable, is also a Joint Owner of the Contract, or is your spouse under a qualified plan with certain beneficiary rights (described in this Prospectus), at any time prior to your death, you may change your Contract beneficiary. A Beneficiary who is your spouse or Joint Owner may have rights to continue the Contract.

              The Contract accumulates capital on a tax-deferred basis. The purchase of a Contract to fund a tax-qualified retirement plan account does not provide additional tax deferred treatment beyond the treatment provided by the plan itself. However, the Contract provides benefits such as lifetime income payments and family protection through death benefits.

        ACCUMULATION PERIOD. During the accumulation period, earnings in the Contract are not taxed. During this period, you can invest additional money into the Contract, transfer amounts among the allocation options, and withdraw some or all of your Contract Value. Some restrictions may apply to transfers. Withdrawals may be subject to income tax and a penalty tax.

BEACON ADVISOR prospectus             5

        ANNUITY INCOME PERIOD. The accumulation period ends and the annuity income period begins on a date you select but not later than the Contract Anniversary nearest the annuitant's 100th birthday. If you do not specify a date, the Annuity Date will be the later of the first Contract Anniversary after the annuitant's 90th birthday or the 14th Contract Anniversary. During the annuity income period, we will make periodic payments to the Owner, unless you specify otherwise. You can usually select payments that are guaranteed to last for the annuitant's entire life or for some other period. Some or all of each payment will be taxable. The Guaranteed Minimum Withdrawal Benefit, an optional benefit available for an additional charge and described in this prospectus' IMPORTANT CONTRACT PROVISIONS section, provides an alternative method of accessing your Contract Value.

| |     CONTRACT OPERATION & FEATURES

CONTRIBUTIONS.
o  Minimum initial contribution: $50,000.
o  Required Contract Value: generally, $2,000 or more.
o  Minimum additional contribution: $50 per payment.
o  Maximum issue age: 85.
o Additional contribution is not accepted, without our approval, on or after the later of (i) the Contract Anniversary following your or the annuitant's maximum issue age birthday, or (ii) the Annuity Date.

ALLOCATION OPTIONS.
o You bear the risk of loss, including principal, but also have the opportunity for market growth in allocations to Separate Account Subaccounts, which in turn invest in corresponding underlying portfolios.
o You may transfer among allocation options, subject to limits. Dollar cost averaging and portfolio rebalancing are available.

DEDUCTIONS FROM ASSETS. (SEE CHARGES ON NEXT PAGES.)

ACCESS TO CONTRACT VALUE.
o  Several annuity options are available.
o  Optional guaranteed minimum withdrawal benefits are available.

WITHDRAWALS.
o  There are no Contract charges for withdrawals.
o  Each withdrawal must be at least $100.

DEATH BENEFIT.
o Return of Contract Value is payable upon the death of the Owner unless an optional guaranteed minimum death benefit is elected and is payable.

OPTIONAL FEATURES.
o Optional features available are listed in this prospectus' IMPORTANT CONTRACT PROVISIONS section and described throughout this prospectus. Most can only be elected at Contract issue.

| |     TAX-QUALIFIED PLANS

The Contract can be used to fund a tax-qualified plan such as an IRA or Roth IRA, or a SEP. It cannot be used to fund a 401(k) Roth IRA or 403(b) Roth plans. The Contract does not provide additional tax deferral beyond any provided by the tax-qualified plan. You should consider whether the other benefits of the Contract would be of value to you. This Prospectus generally addresses terms that affect a non-tax-qualified annuity. If your Contract funds a tax-qualified plan, read the Qualified Plan Disclosures in this prospectus' APPENDIX A to see how they might change your Contract rights and requirements and the Tax Section with regard to required minimum distributions. Contact us if you have questions about the use of the Contract in these or other tax-qualified plans.

| |     CHANGES TO THE CONTRACT FORM

In addition to registering this Contract with the SEC as a security, this Contract also is filed with applicable state insurance departments. SEC registration does not constitute SEC approval of the Contract, and filing it with a state insurance department filing may not signify that department's approval of the Contract. We cannot change the terms of this Contract without filing an amended registration statement with the SEC; filing an amendment to the Contract with state insurance departments may also be required. Contract changes may be required to conform with changes in applicable law (including interpretations of existing law that has may be enforceable as precedence). We may also choose to change a feature or term of this Contract. We would notify you of any change to the Contract by issuing an amendment to this Prospectus and, if necessary, an amendment to the Contract. No agent selling this Contract may change any of its terms, and you may not waive protections required to be provided to you under applicable law.

BEACON ADVISOR prospectus             6

CHARGES EXPLAINED
--------------------------------------------------------------------------------

        The following adds to information provided in the CHARGES section. Please review this and the CHARGES sections for information on charges.

| |     ANNUAL CONTRACT FEE

        We currently deduct a Contract fee of $20 per month from your Contract Value on the first Business Day of each Contract Month and upon a complete surrender. This fee would be levied by canceling Accumulation Units. It would be deducted from each Subaccount in the same proportion that the value in each Subaccount bears to the total Contract Value. We reserve the right to increase the amount of the Contract Fee to no more than $50 per month.

| |     ADMINISTRATIVE EXPENSE CHARGE

        We impose a daily fee to compensate us for the cost to administer the Contract. This fee is reflected in the Accumulation Unit values for each Subaccount. This fee is currently 0.05% of Separate Account assets annually for the first five Contract Years only, and is guaranteed to never exceed 0.05% of Separate Account assets annually for the life of the Contract.

| |     TAX CHARGES

        Some states and municipalities levy a tax on annuities. We do not separately charge you for taxes levied upon investments in the Contract. The cost of such taxes are part of our expense risk we measure in determining Contract charges. We reserve the right to levy charges in the future for taxes (except for state contribution taxes) or other economic burdens resulting from taxes that we determine are properly attributable to the Separate Account. We will not levy such charges until we have given all Contract owners prior notice.

| |     FEES CHARGED BY THE PORTFOLIOS

        Each Subaccount's underlying portfolio has investment advisory fees and expenses. They are described in each portfolio's prospectus. A portfolio's fees and expenses are not deducted from your Contract Value. Instead, they are reflected in the daily value of portfolio shares which, in turn, will affect the daily Accumulation Unit value of the Subaccounts. These fees and expenses help to pay the portfolio's investment advisory and operating expenses.

| |     OPTIONAL CHARGES


  OPTIONAL RIDER:
  GUARANTEED MINIMUM DEATH BENEFIT
     BASIC..................................                0.30%      0.20%
     ENHANCED (OPTIONAL RIDER)..............                0.70%      0.50%
-------------------------------------------------------- ----------- ---------
  OPTIONAL RIDER:
  GUARANTEED MINIMUM WITHDRAWAL BENEFIT
     IF PURCHASED AT CONTRACT INCEPTION - SINGLE LIFE       0.85%      0.60%
     .........................-  JOINT SPOUSAL LIVES        0.95%      0.75%
     IF PURCHASED AFTER CONTRACT INCEPTION - SINGLE LIFE    0.90%      0.70%
     .........................-  JOINT SPOUSAL LIVES        1.05%      0.85%
-------------------------------------------------------- ----------- ---------

        The optional Guaranteed Minimum Withdrawal Benefits (GMWB) and Guaranteed Minimum Death Benefits (GMDB) include mortality and expense risks. Those features are described in the IMPORTANT CONTRACT PROVISIONS section of this Prospectus which you should read together with the charges information in this prospectus' CHARGES section.

        Our MORTALITY RISK arises from our obligation to make annuity payments and to pay death benefits prior to the Annuity Date. The mortality risk we assume is that annuitants will live longer than we project, so our cost in making annuity payments will be higher than projected. However, an annuitant's own longevity, or improvement in general life expectancy, will not affect the periodic annuity payments we pay under your Contract. Another mortality risk we assume is that at your death the death benefit we pay will be greater than the Contract Value.

        Our EXPENSE RISK is that our costs to administer your Contract will exceed the amount we collect through administrative charges. We anticipate earning a profit on this charge, which will be available for any legitimate corporate purpose.

        If our charges for the optional GMWB and GMDB features do not cover our costs, we bear the loss, not you. If the charge exceeds our costs, the excess is our profit. Charges are deducted DAILY from assets allocated to the Subaccounts on a pro-rata basis.

        The GMDB optional features can only be elected upon your initial application for the Contract. The GMWB feature may be elected upon your initial application for the Contract or upon any Contract Anniversary. Charges for an elected GMDB or GMWB optional feature end if and when the feature is no longer in effect for your Contract.

BEACON ADVISOR prospectus             7

| |     WAIVER OF CERTAIN CHARGES

        When the Contract is sold in a manner that results in savings of sales or administrative expenses, we reserve the right to waive all or part of any fee we charge under the Contract (excluding fees charged by the portfolios). Factors we consider include one or more of the following: size and type of group to whom the Contract is issued; amount of expected contributions; relationship with us (employee of us or an affiliated company, receiving distributions or making transfers from other policies we or one of our affiliates issue or transferring amounts held under qualified retirement plans we or one of our affiliates sponsor); type and frequency of administrative and sales services provided; or level of annual maintenance fee and withdrawal charges. In an exchange of another Contract we or an affiliated company issued and where the withdrawal charge has been waived, the withdrawal charge for this Contract may be determined based on the dates contributions were received in the prior contract. Any fee waiver will not be discriminatory and will be done according to our rules in effect at the time the Contract is issued. We reserve the right to change these rules. Any waiver of sales and administrative chares will be done in compliance with the provisions of Rule 22c-2 under the Investment Company Act of 1940. The right to waive any charges may be subject to state approval.


ALLOCATION OPTIONS
--------------------------------------------------------------------------------

        We recognize you have very personal goals and investment strategies. The Contract allows you to choose from a wide array of investment options - each chosen for its potential to meet specific investment and other objectives.

        You may allocate all or a part of your contributions among the Separate Account Subaccounts, subject to any applicable requirements. Allocations must be in whole percentages and total 100%.

               THE VALUE OF YOUR POLICY WILL GO UP  OR DOWN  BASED
               ON THE INVESTMENT PERFORMANCE OF THE SUBACCOUNTS YOU CHOOSE. The investment results of each Subaccount are likely to differ significantly, and vary over time. They do not earn a fixed interest rate. Please consider carefully, and on a continuing basis, which allocation options best suit your long-term insurance and investment objectives and risk tolerance.

| |     SEPARATE ACCOUNT AND ITS
        SUBACCOUNTS

        When you allocate investments to the Separate Account, those investments are placed in a Subaccount of the Separate Account, and the Subaccount in turn invests in an underlying portfolio. Each underlying portfolio is an open-end investment management company. Your Contract Value depends directly on the investment performance of the underlying portfolios of the Subaccounts that you select as adjusted for fees and charges.

               THE UNDERLYING PORTFOLIOS OF THE SUBACCOUNTS ARE NOT PUBLICLY TRADED MUTUAL FUNDS, AND ARE NOT THE SAME AS PUBLICLY TRADED MUTUAL FUNDS WITH VERY SIMILAR NAMES.

               Even if the investment objectives and policies of some underlying portfolios available through Contract's Subaccounts may be very similar to the investment objectives and policies of publicly traded mutual funds that may be managed by the same investment adviser, the investment performance and results of the portfolios available under the Contract may vary significantly from the investment results of such other publicly traded mutual funds. The portfolios are designed primarily as investments for variable annuity and variable life insurance policies issued by insurance companies.

               Read the prospectuses for the underlying portfolios together with this prospectus for more information.

        The Separate Account is registered with the SEC as a unit investment trust. However, the SEC does not supervise the management or the investment practices or policies of the Separate Account or us. The Separate Account was established as our separate investment account under Maryland law on July 31, 2006. Under Maryland law, we own the Separate Account assets, but they are held separately from our other assets and are not charged with any liability or credited with any gain of business unrelated to the Separate Account. Any and all distributions made by the underlying portfolios, with respect to the shares held by the Separate Account, will be reinvested in additional shares at net asset value. We are responsible to you for meeting the obligations of the Contract, but we do not guarantee the investment performance of any of the Subaccounts' underlying portfolios. We do not make any representations about their future performance.

       YOU BEAR THE RISK THAT THE SUBACCOUNTS YOU SELECT MAY FAIL TO MEET
        THEIR OBJECTIVES, THAT THEY COULD GO DOWN IN VALUE, AND THAT YOU
                              COULD LOSE PRINCIPAL.

BEACON ADVISOR prospectus             8

        Each underlying portfolio operates as a separate investment fund. The income, gains, and losses, whether or not realized, for assets allocated to the Separate Account, are, pursuant to the Contract, credited to or charged against the Separate Account without regard to other income, gains, or losses of our company. The portfolios are generally a series of a multiple portfolio series mutual fund. Complete descriptions of each underlying portfolio's investment objectives and restrictions and other material information related to an investment in the Contract's Subaccounts are contained in the prospectuses for each portfolio which accompany this prospectus. THERE IS NO ASSURANCE THE INVESTMENT OBJECTIVES WILL BE MET.

This information is just a summary for each underlying portfolio. Read the series fund prospectus for an underlying portfolio for more information about that portfolio, including detailed information about the portfolio's fees and expenses, investment strategy and investment objective. To get a copy of any portfolio prospectus, contact your representative or us as shown on the Table of Contents page or the last page of this prospectus.

---------------------------------------- -------------------------------------------------------
      Separate Account Portfolio                               Fund Type
---------------------------------------- -------------------------------------------------------
                                          Offered through ALLIANCEBERNSTEIN VARIABLE PRODUCTS
           ALLIANCEBERNSTEIN                               SERIES FUND, INC.
                                                    Advised by ALLIANCEBERNSTEIN LP
---------------------------------------- -------------------------------------------------------
VPS INTERNATIONAL GROWTH PORTFOLIO B                   International Large Blend
---------------------------------------- -------------------------------------------------------
VPS INTERNATIONAL VALUE PORTFOLIO B                    International Large Value
---------------------------------------- -------------------------------------------------------
     AMERICAN CENTURY INVESTMENTS              Offered through AMERICAN CENTURY VARIABLE
                                                           PORTFOLIOS, INC.
                                          Advised by AMERICAN CENTURY INVESTMENT MANAGEMENT, INC.
---------------------------------------- -------------------------------------------------------
VP INCOME & GROWTH FUND II                                  Large Cap Value
---------------------------------------- -------------------------------------------------------
VP INTERNATIONAL CLASS FUND II                           Foreign Large Growth
---------------------------------------- -------------------------------------------------------
VP MID CAP VALUE FUND II                                     Mid Cap Value
---------------------------------------- -------------------------------------------------------
VP VALUE FUND II                                            Multi-Cap Value
---------------------------------------- -------------------------------------------------------
                                         Offered through FRANKLIN TEMPLETON VARIABLE INSURANCE
                                                             PRODUCTS TRUST
                                                       Advised by SEE FOOTNOTES
---------------------------------------- -------------------------------------------------------
FRANKLIN GLOBAL COMMUNICATION                         Specialty - Communications
SECURITIES FUND  - CLASS 2 (1)
---------------------------------------- -------------------------------------------------------
MUTUAL DISCOVERY SECURITIES FUND -                        World Stock (Blend)
CLASS 2(2)
---------------------------------------- -------------------------------------------------------
MUTUAL SHARES SECURITIES FUND - CLASS 2(2)                    Large Cap Value

---------------------------------------- -------------------------------------------------------
FRANKLIN U.S. GOVERNMENT FUND - CLASS 2                  Government Securities
---------------------------------------- -------------------------------------------------------
TEMPLETON DEVELOPING MARKETS                            Emerging Markets Equity
SECURITIES FUND - CLASS 2(3)
---------------------------------------- -------------------------------------------------------
TEMPLETON GLOBAL ASSET ALLOCATION                          World Allocation
SECURITIES FUND - CLASS 2(4)
---------------------------------------- -------------------------------------------------------
TEMPLETON GLOBAL INCOME SECURITIES                            World Bond
FUND - CLASS 2(1)
---------------------------------------- -------------------------------------------------------
                                          Offered through Legg Mason Partners Variable Income
              LEGG MASON                 Trust* and Legg Mason Partners Variable Equity Trust+
                                           advised by Legg Mason Partners Fund Advisor, LLC
---------------------------------------- -------------------------------------------------------
VARIABLE SMALL CAP GROWTH PORTFOLIO II+                    Small Cap Growth
---------------------------------------- -------------------------------------------------------
VARIABLE STRATEGIC BOND PORTFOLIO II*                            Bond
---------------------------------------- -------------------------------------------------------
VARIABLE FUNDAMENTAL VALUE PORTFOLIO II+                        Value

---------------------------------------- -------------------------------------------------------
VARIABLE AGGRESSIVE GROWTH PORTFOLIO II+                       Growth

---------------------------------------- -------------------------------------------------------
           NEUBERGER BERMAN              Offered through Neuberger Berman Advisers Management
                                                                 Trust
                                              Advised by Neuberger Berman Management Inc.
---------------------------------------- -------------------------------------------------------
AMT LIMITED MATURITY BOND PORTFOLIO                         Short-term Bond
CLASS I
---------------------------------------- -------------------------------------------------------
AMT PARTNERS PORTFOLIO CLASS I                                Large Blend
---------------------------------------- -------------------------------------------------------
AMT REGENCY PORTFOLIO CLASS S                                Mid Cap Value
---------------------------------------- -------------------------------------------------------
AMT GUARDIAN PORTFOLIO CLASS S                             Large Cap Growth
---------------------------------------- -------------------------------------------------------
AMT MIDCAP GROWTH PORTFOLIO CLASS S                         Mid Cap Growth
---------------------------------------- -------------------------------------------------------
(1) Advised by Franklin Advisers, Inc.
(2) Advised by Franklin Mutual Advisers, LLC

(3) Advised by Templeton Asset Management Ltd. (TAML)
(4) Advised by Templeton Investment Counsel, LLC


BEACON ADVISOR prospectus                9

---------------------------------------- -------------------------------------------------------
      Separate Account Portfolio                               Fund Type
---------------------------------------- -------------------------------------------------------
      OLD MUTUAL (SERVICE CLASS)               Offered through OLD MUTUAL ADVISOR FUNDS
                                                  Advised by OLD MUTUAL CAPITAL, INC.
---------------------------------------- -------------------------------------------------------
VA ASSET ALLOCATION BALANCED PORTFOLIO                      Asset Allocation
---------------------------------------- -------------------------------------------------------
VA ASSET ALLOCATION CONSERVATIVE                            Asset Allocation
PORTFOLIO
---------------------------------------- -------------------------------------------------------
VA ASSET ALLOCATION MODERATE GROWTH                         Asset Allocation
PORTFOLIO
---------------------------------------- -------------------------------------------------------
     PIMCO (ADMINISTRATIVE CLASS)           Offered through PIMCO VARIABLE INSURANCE TRUST
                                         Advised by PACIFIC INVESTMENT MANAGEMENT COMPANY LLC
---------------------------------------- -------------------------------------------------------
VIT HIGH YIELD PORTFOLIO                                    High Yield Bond
---------------------------------------- -------------------------------------------------------
VIT LONG-TERM U.S. GOVERNMENT PORTFOLIO                     Government Bond
---------------------------------------- -------------------------------------------------------
VIT COMMODITY REAL RETURN STRATEGY                   Specialty - Natural Resources
PORTFOLIO
---------------------------------------- -------------------------------------------------------
VIT GLOBAL BOND PORTFOLIO                                     World Bond
---------------------------------------- -------------------------------------------------------
VIT MONEY MARKET PORTFOLIO                                   Money Market
---------------------------------------- -------------------------------------------------------
VIT REAL RETURN PORTFOLIO                              Inflation Protected Bond
---------------------------------------- -------------------------------------------------------
VIT TOTAL RETURN PORTFOLIO                              Intermediate Term Bond
---------------------------------------- -------------------------------------------------------
                PIONEER                    Offered through PIONEER VARIABLE CONTRACTS TRUST
                                                           (CLASS II SHARES)
                                            Advised by PIONEER INVESTMENT MANAGEMENT, INC.
---------------------------------------- -------------------------------------------------------
CULLEN VALUE VCT PORTFOLIO II                               Large Cap Value
---------------------------------------- -------------------------------------------------------
EQUITY INCOME VCT PORTOFLIO II                              Large Cap Value
---------------------------------------- -------------------------------------------------------
PIONEER FUND VCT PORTFOLIO II                                 Large Blend
---------------------------------------- -------------------------------------------------------
HIGH YIELD VCT PORTFOLIO II                                 High Yield Bond
---------------------------------------- -------------------------------------------------------
SMALL CAP VALUE VCT PORTFOLIO II                            Small Cap Value
---------------------------------------- -------------------------------------------------------
STRATEGIC INCOME VCT PORTFOLIO II                          Multi-sector Bond
---------------------------------------- -------------------------------------------------------
         ROYCE (SERVICE CLASS)                    Offered through ROYCE CAPITAL FUND
                                                  Advised by ROYCE & ASSOCIATES, LLC
---------------------------------------- -------------------------------------------------------
MICRO-CAP PORTFOLIO                                         Small Cap Blend
---------------------------------------- -------------------------------------------------------
SMALL-CAP PORTFOLIO                                         Small Cap Blend
---------------------------------------- -------------------------------------------------------
              RYDEX (VT)                         Offered through RYDEX VARIABLE TRUST
                                                   Advised by RYDEX GLOBAL ADVISORS
---------------------------------------- -------------------------------------------------------
ABSOLUTE RETURN STRATEGIES                Capital appreciation consistent with the return and
                                           risk characteristics of the hedge fund universe.
---------------------------------------- -------------------------------------------------------
CLS ADVISORONE AMERIGO                    Long-term capital growth without regard to current
                                                                income
---------------------------------------- -------------------------------------------------------
CLS ADVISORONE BEROLINA                             Capital growth and total return
---------------------------------------- -------------------------------------------------------
CLS ADVISORONE CLERMONT                            Current income and capital growth
---------------------------------------- -------------------------------------------------------
COMMODITIES STRATEGY                       Match performance of the GSCI(R) Total Return Index
---------------------------------------- -------------------------------------------------------
ESSENTIAL PORTFOLIO CONSERVATIVE               Capital preservation and long-term growth
---------------------------------------- -------------------------------------------------------
ESSENTIAL PORTFOLIO MODERATE                        Capital growth and preservation
---------------------------------------- -------------------------------------------------------
ESSENTIAL PORTFOLIO AGGRESSIVE                               Capital Growth
---------------------------------------- -------------------------------------------------------
GOVERNMENT LONG BOND                                        Government Bond
---------------------------------------- -------------------------------------------------------
HEDGED EQUITY                                            Capital appreciation.
---------------------------------------- -------------------------------------------------------
INVERSE GOVERNMENT LONG BOND STRATEGY      Results inversely correlate to performance of the
  1.2X STRATEGY                                           Long Treasury Bond
---------------------------------------- -------------------------------------------------------
INVERSE OTC STRATEGY                       Results inversely correlate to performance of the
                                                           NASDAQ 100 Index
---------------------------------------- -------------------------------------------------------
INVERSE RUSSELL 2000(R) 1.5X STRATEGY        Results inversely correlate to performance of the
                                                         Russell 2000(R) Index
---------------------------------------- -------------------------------------------------------
INVERSE S&P 500(R) STRATEGY                  Results inversely correlate to performance of the
                                                            S&P 500(R) Index
---------------------------------------- -------------------------------------------------------
MULTI-CAP CORE EQUITY                               Long-term capital appreciation
---------------------------------------- -------------------------------------------------------
NOVA                                      150% of the daily performance of the S&P 500(R) Index
---------------------------------------- -------------------------------------------------------
OTC                                            Match performance of the NASDAQ 100 Index
---------------------------------------- -------------------------------------------------------
RUSSELL 2000(R) STRATEGY                       Match performance of the Russell 2000(R) Index
---------------------------------------- -------------------------------------------------------
SECTOR ROTATION                                     Long-term capital appreciation
---------------------------------------- -------------------------------------------------------
U.S. GOVERNMENT MONEY MARKET Money Market
---------------------------------------- -------------------------------------------------------
             T. ROWE PRICE                    Offered through T. ROWE PRICE EQUITY SERIES, INC.
                                               Advised by T. ROWE PRICE ASSOCIATES, INC.
---------------------------------------- -------------------------------------------------------
BLUE CHIP GROWTH-II                                        Large Cap Growth
---------------------------------------- -------------------------------------------------------
EQUITY INCOME-II                                            Large Cap Value
---------------------------------------- -------------------------------------------------------
HEALTH SCIENCES-II                                         Specialty - Health
---------------------------------------- -------------------------------------------------------
             THIRD AVENUE                 Offered through THIRD AVENUE VARIABLE SERIES TRUST
                                                Advised by THIRD AVENUE MANAGEMENT LLC
---------------------------------------- -------------------------------------------------------
THIRD AVENUE VALUE PORTFOLIO                                Multi-Cap Value
---------------------------------------- -------------------------------------------------------
BEACON ADVISOR prospectus                10

---------------------------------------- -------------------------------------------------------
      Separate Account Portfolio                               Fund Type
---------------------------------------- -------------------------------------------------------
      VAN KAMPEN / MORGAN STANLEY        Offered through THE UNIVERSAL INSTITUTIONAL FUNDS, INC.
                                         Advised by MORGAN STANLEY INVESTMENT MANAGEMENT INC.
                                                           DBA "VAN KAMPEN"
---------------------------------------- -------------------------------------------------------
UIF CORE PLUS FIXED INCOME PORTFOLIO II                 Intermediate Term Bond
---------------------------------------- -------------------------------------------------------
UIF EMERGING MARKETS DEBT PORTFOLIO II                   Emerging Markets Bond
---------------------------------------- -------------------------------------------------------
UIF MID CAP GROWTH PORTFOLIO II                             Mid Cap Growth
---------------------------------------- -------------------------------------------------------
UIF MID-CAP VALUE PORTFOLIO II                               Mid Cap Value
---------------------------------------- -------------------------------------------------------
                                                 Offered through LIFE INVESTMENT TRUST
                                                Advised by VAN KAMPEN ASSET MANAGEMENT
---------------------------------------- -------------------------------------------------------
VK LIT GROWTH AND INCOME PORTFOLIO II                       Large Cap Value
---------------------------------------- -------------------------------------------------------
                  XTF                             Offered through XTF ADVISORS TRUST
                                                      Advised by XTF ADVISORS LLC
---------------------------------------- -------------------------------------------------------
EFT 40 - CLASS II                        Tactical Allocation Portfolio - capital preservation
                                                          and current income
---------------------------------------- -------------------------------------------------------
EFT 60 - CLASS II                        Tactical Allocation Portfolio - capital accumulation
                                                              and income
---------------------------------------- -------------------------------------------------------
EFT 80 - CLASS II                          Tactical Allocation Portfolio - long-term capital
                                                             appreciation
---------------------------------------- -------------------------------------------------------

        ADDING, DELETING, OR SUBSTITUTING SUBACCOUNTS
        We do not control the Subaccounts' underlying portfolios, so we cannot guarantee that any of the portfolios will always be available. We retain the right to change the investments of the Separate Account, and to eliminate the shares of any Subaccount's underlying portfolio and substitute shares of another series fund portfolio. If the shares of the underlying portfolio are no longer available for investment or if, in our judgment, investment in the portfolio would be inappropriate in view of the purposes of the Separate Account and the Contracts, we will first notify you and receive any necessary SEC and state approval before making such a change.

        New Subaccounts and related underlying portfolios may be added, or existing portfolios eliminated, when, in our sole discretion, conditions warrant a change. If a portfolio is eliminated, we will ask you to reallocate any amount in the eliminated portfolio. If you do not reallocate these amounts, when the fund being eliminated is unaffiliated with us we will automatically reinvest them in the PIMCO VIT Money Market Subaccount. Not all new Subaccounts may be made available under this Contract.

        If we make a portfolio substitution or change, we may change the Contract to reflect the substitution or change. Our Separate Account may be (i) operated as an investment management company or any other form permitted by law,
(ii) deregistered with the SEC if registration is no longer required, or (iii) combined with one or more other separate accounts. To the extent permitted by law, we also may transfer assets of the Separate Account to other accounts.

| |     TRANSFERS

        Subject to restrictions during the "right to examine period" and prior to the Annuity Date, you may transfer Contract Value from one Subaccount to another, subject to these rules:

        TRANSFER RULES:
        o We must receive a request for the transfer - either Written Notice, an authorized telephone transaction, or by Internet when available. Transfer requests by facsimile, telephone, or Internet must be sent to us by 3:30 p.m. Eastern Time for the Rydex Subaccounts listed below and by the close of trading on a Business Day (generally 4:00 p.m. Eastern Time) for all other Subaccounts for same-day processing. Requests received after this time are processed on the next trading day. We may establish earlier deadlines for authorized third parties executing simultaneous transfers for blocks of policies, which would be uniformly applied in a nondiscriminatory manner. Fax requests must be sent to us at 770-690-1967. If requests are faxed elsewhere, we will process them as of the Business Day they are received by our trading unit.

------------------------  ------------------------  ---------------------------
Rydex 3:45 Trade Cut-off  o  Government Long Bond   o  Inverse  Russell
                               1.2x Strategy             2000(R) Strategy
o  CLS AdvisorOne         o  Inverse Government     o  Inverse S&P 500(R)
     Amerigo                   Long Bond Strategy        Strategy
o  CLS AdvisorOne         o  Inverse OTC Strategy   o  Nova
     Berolina                                       o  OTC
o  CLS AdvisorOne                                   o  Russell 2000(R)
     Clermont                                            1.5x Strategy
------------------------ ------------------------ -----------------------------
        o Transfer requests other than by U.S. regular mail may be denied to a Contract Owner that has engaged in short term trading.
        o The transferred amount must be at least $500, or the entire Subaccount or General Account option value if it is less. (If the value remaining after a transfer will be less than $500 in a Subaccount, we will include that amount as part of the transfer.)
                - The Portfolio Rebalancing systematic transfer programs have no minimum transfer limits.
                o A transfer is considered any single request to move Contract Value from one or more Subaccounts to one or more of the other Subaccounts.
                o We reserve the right to limit transfers, or to modify transfer privileges, and we reserve the right to change the transfer rules at any time.
                o If the Contract Value in any Subaccount falls below $500, we may transfer the remaining balance, without charge, to the PIMCO VIT Money Market Subaccount.
                o In the event you authorize telephone or Internet transfers, we are not liable for telephone or Internet instructions that we in good faith believe you authorized. We will employ reasonable procedures to confirm that instructions are genuine.

BEACON ADVISOR prospectus             11

| |     THIRD-PARTY SERVICES

        Where permitted and subject to our rules, we may accept your authorization to have a third party (such as your sales representative or someone else you name) exercise transfers or investment allocations on your behalf. THIRD-PARTY TRANSFERS AND ALLOCATIONS ARE SUBJECT TO THE SAME OR MORE RESTRICTIVE RULES AS ALL OTHER TRANSFERS AND ALLOCATIONS. You can make this election on the application or by sending us Written Notice. Please note that any person or entity you authorize to make transfers or allocations on your behalf, including any investment advisory, asset allocation, or money management service, does so independently from any agency relationship they may have with us for the sale of the Policies. THEY ARE ACCOUNTABLE TO YOU ALONE FOR SUCH TRANSFERS OR ALLOCATIONS. We are not responsible for such transfers or allocations on your behalf, or recommendations to you, by such third-party services. You should be aware that fees charged by such third parties for their service are separate from and in addition to fees paid under the Contract.

| |     SHORT-TERM TRADING & DISRUPTIVE TRADING PROCEDURES

        Unlike most variable annuity contracts, the Contract can serve as a vehicle for short-term trading and includes investment options designed for use by investors and their investment advisors who use frequent trading. Subaccount underlying portfolios' prospectuses describe each portfolio's position regarding short-term trading. These Subaccounts permit short-term trading:
------------------------  ------------------------  ---------------------------
RYDEX SHORT-TERM TRADING  o  Government Long Bond   o  Inverse Russell 2000(R)
                               1.2x Strategy             Strategy
o  CLS AdvisorOne         o  Inverse Government     o  Inverse  S&P 500(R)
     Amerigo                   Long Bond Strategy        Strategy
o  CLS AdvisorOne         o  Inverse OTC Strategy   o  Nova
     Berolina                                       o  OTC
o  CLS AdvisorOne                                   o  Russell 2000(R)
     Clermont                                            1.5x Strategy
 ------------------------ ------------------------ -----------------------------
To engage in short-term trading, you must elect (on a form we'll provide to you) to perform trades using only an electronic 'on-line' process we make available, and must consent to receive disclosures (trade confirmations, annual statements, updated disclosure information, etc.) electronically. We reserve the right, however, to deliver documents to you on paper at any time. We may charge a fee for producing paper copies of documents at your request and which have been previously delivered to you electronically. (There is no charge for paper notices if you do not elect to do on-line trading or have not otherwise elected to receive electronic disclosure, or if you revoke in writing your on-line privileges or receipt of electronic disclosure.) You may also revoke your consent to further delivery of electronic documents at any time by Written Notice to us.

        If you do not elect or do not comply with the requirements for short-term trading outlined above, we reserve the right to reject or restrict, in our sole discretion, transfers initiated by an organization or individual or other party authorized to give transfer instructions. Frequent trading, programmed transfers, or transfers that are large in relation to the total assets of an underlying portfolio can disrupt management of an underlying portfolio's expenses and dilute the value of its assets. This in turn can hurt performance of an affected Subaccount and therefore hurt your Contract's performance. We further reserve the right to impose restrictions on transfers that we determine, in our sole discretion, will disadvantage or potentially hurt the rights or interests of other Contract Owners. Restrictions may include changing, suspending or terminating telephone, on-line and facsimile transfer privileges. We will also enforce any underlying portfolio manager's own restrictions imposed upon transfers considered by the manager to be disruptive. Our disruptive trading procedures may vary from Subaccount to Subaccount, and may also vary due to differences in operational systems and contract provisions. Any Subaccount restrictions will be uniformly applied.

        There is no assurance that the measures we take will be effective in preventing unauthorized market timing or other excessive transfer activity. Our ability to detect and deter disruptive trading and to consistently apply our disruptive trading procedures may be limited by operational systems and technological limitations. The discretionary nature of our disruptive trading procedures may result in some Contract owners being able to engage in unauthorized market timing while other Contract owners bear the harm associated with such timing. Also, because other insurance companies and retirement plans may invest in underlying portfolios, we cannot guarantee that underlying portfolios will not suffer harm from disruptive trading by owners of interests in those portfolios via contracts issued by such insurance companies and retirement plans.

        EXCESSIVE TRANSFERS
        We reserve the right to restrict transfers if we determine you are engaging in a pattern of transfers that may disadvantage Contract Owners. In making this determination, we will consider, among other things:
        o       the total dollar amount being transferred;
        o       the number of transfers you make over a period of time;
        o whether your transfers follow a pattern designed to take advantage of short term market fluctuations, particularly within certain underlying portfolios;
        o whether your transfers are part of a group of transfers made by a third party on behalf of individual Contract Owners in the group; and
        o the investment objectives and/or size of the underlying portfolio.

BEACON ADVISOR prospectus             12

        THIRD PARTY TRADERS
        We reserve the right to restrict transfers by any representative, firm or any other third party authorized to initiate transfers on behalf of multiple Contract Owners if we determine such third party trader is engaging in a pattern of transfers that may disadvantage Contract Owners. In making this determination, we may, among other things:
        o reject the transfer instructions of any agent acting under a power of attorney on behalf of more than one Contract Owner, or
        o reject the transfer or exchange instructions of individual Contract Owners who have executed transfer forms which are submitted by market timing firms or other third parties on behalf of more than one Contract Owner.

We will notify affected Contract Owners if we change transfer limits, modify transfer procedures or refuse to complete a transfer. Transfers made pursuant to participation in a dollar cost averaging, portfolio rebalancing, earnings sweep or asset allocation program are not subject to these disruptive trading procedures. See the sections of the Prospectus describing those programs for the rules of each program.

| |     SYSTEMATIC TRANSFER PROGRAMS

        We offer several systematic transfer programs. We reserve the right to alter or terminate these programs upon thirty days written notice.

o       DOLLAR COST AVERAGING
        The Dollar Cost Averaging Program ("DCA Program") allows you to automatically transfer, on a monthly basis, a set dollar amount or percentage from the PIMCO VIT Money Market Subaccount (as a "DCA account" to other Subaccounts excluding the PIMCO VIT Money Market Subaccount. Requested percentages are converted to a dollar amount. You can begin a DCA Program when you purchase the Contract or later, although only the PIMCO VIT Money Market Subaccount can be used for DCA Programs using existing Contract Value instead of new contribution. Once you allocate Contract assets to a DCA Program, the scheduled distribution to other allocation options cannot change and additional withdrawals cannot be made from the PIMCO VIT Money Market Subaccount DCA account. You can have more than one DCA Program active at a time, with different automatic transfer instructions. In the case of transfers from a Subaccount with a stable unit value to other Subaccounts, this can let you pay a lower average cost per unit over time than you would receive if you made a one-time purchase. There is no guarantee that a DCA Program will result in a higher Contract Value, protect against a loss, or otherwise achieve your investment goals. The DCA Program may not be available in all states and in all markets or through all broker-dealers who sell the Contracts.

        DOLLAR COST AVERAGING PROGRAM RULES:
        o       There is no additional charge for the DCA Program.
        o Contract contribution to be dollar cost averaged is first allocated to the PIMCO VIT Money Market Subaccount DCA account pursuant to your instructions. After the Contract Date, Contract Value to be dollar cost averaged is then dollar cost averaged into other Subaccounts pursuant to your instructions. In states requiring return of contribution when the Contract is voided during a `free look' period and all states when a Contract is issued to fund a tax-qualified plan (which generally require `free look' periods), Contract Value remains in the PIMCO VIT Money Market Subaccount DCA account until after the end of the `free look' period and is then dollar cost averaged into other Subaccounts pursuant to your instructions.
        o The initial DCA transfer occurs on the first Business Day after the end of the Contract Date or `free look' period as described above. Subsequent DCA Program transfers occur on the same date each subsequent month of the DCA Program. The last DCA transfer of a DCA Program allocates the entire amount remaining in the PIMCO VIT Money Market Subaccount DCA account into other Subaccounts pursuant to your instructions.
        o We must receive notice of your election or request to terminate a DCA Program by Written Notice, by telephone transaction instruction, or by Internet when available. Termination instructions must direct how assets remaining in a DCA account should be reallocated.
        o The minimum transfer amount out of a PIMCO VIT Money Market Subaccount DCA account is the lesser of $500 or the balance in the PIMCO VIT Money Market Subaccount DCA account.
        o A DCA Program will terminate when the amount remaining in the PIMCO VIT Money Market Subaccount DCA account is less than $500. This remaining amount will be transferred and the dollar cost averaging program will terminate.
        o Dollar Cost Averaging is not available when the Portfolio Rebalancing Program is elected.

o       PORTFOLIO REBALANCING
        The Portfolio Rebalancing program allows you to rebalance your Contract Value in Subaccounts to maintain a specified allocation among your selected Subaccount investments. You may change your rebalancing allocation instructions at any time. Any change will be effective when the next rebalancing occurs.

BEACON ADVISOR prospectus             13

        PORTFOLIO REBALANCING PROGRAM RULES:
        o There is no additional charge for the Portfolio Rebalancing program.
        o You must request the rebalancing program, give us your rebalancing instructions, or request to end this program either by Written Notice, by telephone transaction instruction, or by Internet when available.
        o You may have rebalancing occur quarterly, semi-annually or annually.
        o Portfolio rebalancing is not available when the Dollar Cost Averaging Program is elected.


| |     ASSET ALLOCATION OPTIONS

        We offer two ways for you to achieve asset allocation of your Contract Value, at no additional cost. You also always have the ability to construct your own asset allocation plan from among the allocation options available in your Contract. Although asset allocation programs are intended to mitigate investment risk, there is still a risk that investing pursuant to a model will lose value, including principal.

o       OLD MUTUAL VA ASSET ALLOCATION SUBACCOUNTS
        We offer several Subaccounts whose underlying Old Mutual VA Asset Allocation Portfolio investment objectives seek to replicate asset allocation diversification suitable for investors with identified risk tolerances and investment objectives. If you prefer to invest your funds in one of these asset allocation Subaccounts that is itself diversified for investor risk tolerances and investment objectives, you may wish to use the Investor Questionnaire as a tool to help you determine your investor style that best matches the investment objectives of one of the Old Mutual VA Asset Allocation Subaccounts. Your use of the Investor Questionnaire in this manner does not create an investment advisory relationship with us or Old Mutual Capital, Inc. ("OMCAP"), our affiliate and the investment advisor for the underlying Old Mutual VA Asset Allocation portfolios. You should consult with your financial and tax professional about your specific situation.

o       OM FINANCIAL ASSET ALLOCATION MODELS
        OMCAP utilizes the recommendations of Standard & Poor's Investment Advisory Services, LLC (SPIAS) to develop asset-allocation models that provide specific asset-class and Subaccount diversification recommendations corresponding to five risk tolerance levels.

        OMCAP serves as your investment adviser fiduciary for this program solely for purposes of development of the OM Financial Asset Allocation Models and periodic updates to the Models, based upon recommendations by SPIAS, and for providing instructions to us with respect to allocation of your initial contribution and Contract Value to a Model. You must give OMCAP your written consent and discretionary authority for OMCAP to give us instructions to allocate your initial contribution (or, for an existing Contract, Contract Value) pursuant to the allocations of the Model you select. OMCAP will also periodically instruct us to change your allocations consistent with any changes to the Model made by OMCAP as recommended by SPIAS. You will be given the opportunity to opt into or out of these proposed changes to the Model. OMCAP has no discretionary authority to execute any other transfers for your Contract.

        Each calendar quarter we will automatically rebalance your Subaccount values to be consistent with the allocation percentages for the OM Financial Asset Allocation Model that you elected. Such rebalancing will be disclosed in quarterly statements to you. Performance of each model is updated daily on our website.

        Annually, OMCAP will re-evaluate and may make changes to each OM Financial Asset Allocation Model based upon SPIAS' recommendations. When OMCAP updates the Models, we will send you written notice of the updated Models at least 30 days in advance of the date the updated Models are to be effective. If you wish to accept the changes in your selected Model, you will not need to take any action, as your Contract Value and any subsequent contribution will be automatically reallocated pursuant to the updated Model. If you do not wish to accept the changes to your selected Model, you can change to a different Model or withdraw from the Model asset allocation program.

        OMCAP, our affiliate, is compensated by us to serve as an investment adviser for the limited purpose of offering the OM Financial Asset Allocation Models to you. OMCAP receives no other compensation from any other source in connection with its service in this capacity.

        For information about risks of participating in the OM Financial Asset Allocation Models program and more detail about the program, including more information about conflicts of interest, ask for a copy of this prospectus' Statement of Additional Information. More information about OMCAP's role as investment adviser for the program is available in OMCAP's Form ADV Part II which is delivered to you at the time you subscribe to the program. We may modify or discontinue this asset allocation program at any time.

BEACON ADVISOR prospectus             14

        To participate in the OM Financial Asset Allocation Model program:
        o You must complete the Investor Questionnaire, including selection of an OM Financial Model.
        o You may allocate all or part of your Contract Value to one or more asset allocation Models.
        o We must receive notice of your asset allocation Model election either by written notice or Internet (when available) before we can begin a program for you. Only you can select which Model is best for you. The Investor Questionnaire can be an aid, but neither it nor OMCAP will make this decision for you. You may wish to consult with your own financial professional to determine whether participation in the program is best for you, and if so, which Model is most suitable.
        o Election to participate in one of our asset allocation Models includes an election to automatically quarterly rebalance that Model's Subaccount investments to remain consistent with the then current allocation percentages of the Model.
        o If you are currently participating in an OM Financial Asset Allocation Model and you transfer your allocations outside the Model, you will not receive future notifications of Model changes. You will then be considered as having withdrawn from the OM Financial Asset Allocation Model program and as having cancelled your relationship with OMCAP for purposes of implementing the program with your Contract.
        o The Statement of Additional Information contains additional information with regard to the terms of your participation in the program.


IMPORTANT CONTRACT PROVISIONS
--------------------------------------------------------------------------------

        The BEACON ADVISOR Contract is a flexible contribution deferred variable annuity Contract. The Contract allows you to save and invest your assets on a tax-deferred basis. A feature of the Contract distinguishing it from non-annuity investments is its ability to guarantee annuity payments to you for as long as the annuitant lives or for some other period you select. In addition, if you die before those payments begin, the Contract will pay a death benefit to your beneficiary. You may obtain a copy of the Contract from us. The Contract can be purchased as a tax-qualified or nonqualified annuity. The Contract does not provide additional tax deferral beyond any provided by the tax-qualified plan. You should consider whether the other benefits of the Contract would be of value to you. The Contract remains in force until surrendered for its Surrender Value, or until all proceeds have been paid under an annuity income option or as a death benefit.

| |     CONTRACT APPLICATION AND ISSUANCE

               Replacing an existing annuity contract is not always your best choice. Evaluate any replacement carefully.

        To purchase a Contract, you must submit an application and a minimum initial contribution. A Contract usually will be issued only if you and the annuitant are age 0 through 85 as of your Contract Date. We reserve the right to reject any application or contribution for any reason.

        If your application is in good order upon receipt, we will credit your initial net contribution to the Contract Value in accordance with the "right to examine" rules in your state within two Business Days after the later of the date we receive your application or the date we receive your contribution. If the application is incomplete or otherwise not in good order, we will contact you within five Business Days to attempt to place the trade in good order. If we are unable to place the trade in good order, we will refund your initial contribution unless you consent to our retaining it to apply it to your Contract once all Contract issuance requirements are met.

        The Contract Date will be within two Business Days from the date by which we have received both your application in good order and initial contribution (except for exchanges of replacements where initial contribution is being transferred from another source, in which case the Contract Date will be within two Business Days from the date by which we have received your application in good order. It is the date used to determine Contract Anniversaries and Contract Years. (This does not affect how contribution is credited, as described above.)

        You can purchase a tax-qualified Contract as an IRA, Roth IRA, or SEP, subject to certain limitations. See this prospectus' FEDERAL INCOME TAX MATTERS section for details. Call us to see if the Contract may be issued under other kinds of plans or arrangements.

o       APPLICATION IN GOOD ORDER
        All application questions must be answered, but particularly note these requirements:
        o The Owner's and the annuitant's full name, Social Security number, and date of birth must be included.
        o Your contribution allocations must be completed in whole percentages, and total 100%.
        o Initial contribution must meet minimum contribution requirements.
        o Your signature and your agent's signature must be on the application.
        o Identify the type of plan, whether it is nonqualified or, if it is qualified, state the type of qualified plan.
        o       City, state and date application was signed must be completed.
        o We require your e-mail address if you wish to access Contract information and execute certain Contract transactions electronically and to receive updated Contract information by electronic delivery.
        o There may be forms in addition to the application required by law or regulation, especially when a qualified plan or replacement is involved.
        o       Your agent must be both properly licensed and appointed with us.


BEACON ADVISOR prospectus             15

o       CONTRIBUTION REQUIREMENTS
        Your contribution checks should be made payable to "OM Financial Life Insurance Company." We may postpone crediting any payment made by check to your Contract for purposes of withdrawals until the check has been honored by your bank. Payment by certified check, banker's draft, cashier's check or wire transfer will be promptly accessible. Under our electronic fund transfer program, you may select a monthly payment schedule for us to automatically deduct contributions from your bank account or other sources. Total contributions for all annuities held with us for the same annuitant or Owner may not exceed $1 million without our consent.

        INITIAL CONTRIBUTION
        o       The only contribution required. All others are optional.
        o Must be at least $50,000. We have the right to change these contribution requirements.

        ADDITIONAL CONTRIBUTIONS
        o Will not be accepted on or after the later of (i) the Contract Anniversary following your or the annuitant's 90th birthday, or
                (ii) the 14th Contract Anniversary following the Contract Date, or (iii) the Annuity Date.

o       ALLOCATING YOUR CONTRIBUTIONS
        You may allocate your contributions among the Subaccount options. Initial allocations in your Contract application will be used for additional contributions until you change your allocation.
        o       Allocations must be in whole percentages, and total 100%.
        o Allocations of initial contribution must result in at least $500 allocated to each selected Allocation Option.
        o You may change your allocation by sending us Written Notice or through an authorized telephone transaction. The change will apply to contributions received on or after the date we receive your Written Notice or authorized telephone transaction.
        o All contributions will be allocated pursuant to your instructions on record with us, except your initial contribution and any additional contributions received during your Contract's "right to examine" period may be subject to special requirements.

        "RIGHT TO EXAMINE" PERIOD ALLOCATIONS
        RETURN OF VALUE STATE. In states that permit us to refund your Contract Value upon your cancellation of the Contract during the "right to examine" period, we will allocate your initial contribution to your selected allocation options on the date of issue of the Contract.

        RETURN OF CONTRIBUTION STATES. In states that require us to refund at least your full contribution upon your cancellation of the Contract during the "right to examine" period and for all IRA plan Policies, we will hold your initial contribution in the PIMCO VIT Money Market Subaccount until the "right to examine" period ends (which varies by state). Then, we will invest your initial contribution and interest earned in the allocation options pursuant to your application instruction. (Any additional contributions we receive during the "right to examine" period plus 3 days will be allocated in the same manner.) If, prior to the end of the "right to examine" period, you decide to cancel your Contract, we will refund contributions paid and any interest earned thereon less any withdrawals made during the "right to examine" period.

| |     CONTRACT VALUE

        On your Contract Date, Contract Value equals the initial contribution. On any Business Day thereafter, Contract Value equals the sum of the values in the Subaccounts. Contract Value is expected to change from day to day, reflecting the expenses and investment experience of the selected Subaccounts as well as the deductions for charges under the Contract. The calculation to determine the value of each Subaccount is described in more detail in the Statement of Additional Information (see the front and back page of this prospectus to learn how to get a copy), and in the Contract.

o       SEPARATE ACCOUNT AND SUBACCOUNT VALUE
        Contributions or transfers allocated to Subaccounts are accounted for in Accumulation Units. The Contract Value held in the Separate Account Subaccounts on any Business Day is determined by multiplying each Subaccount's Accumulation Unit value by the number of Subaccount units allocated to the Contract. Each Subaccount's Accumulation Unit value is calculated at the end of each Business Day as follows:
        (a) the per share net asset value of the Subaccount's underlying portfolio as of the end of the current Business Day plus any dividend or capital gain distribution declared and unpaid by the underlying portfolio during that Business Day, times the number of shares held by the Subaccount, before the purchase or redemption of any shares on that date; minus
        (b)     the daily mortality and expense risk charge; minus
        (c)     the charge for any optional packages elected; minus
        (d)     any taxes payable by the Subaccount; and this result divided by
        (e) the total number of Accumulation Units held in the Subaccount on the Business Day before the purchase or redemption of any Accumulation Units on that day.

BEACON ADVISOR prospectus             16

        When transactions are made to or from a Subaccount, the actual dollar amounts are converted to Accumulation Units. The number of Accumulation Units for a transaction is equal to the dollar amount of the transaction divided by the Accumulation Unit value on the Business Day the transaction is made.

        An investment in money market funds by a Subaccount is neither insured nor guaranteed by the U.S. Government. There can be no assurance that the funds will be able to maintain a stable net asset value of $1.00 per share.

| |     TELEPHONE TRANSACTIONS

TELEPHONE TRANSACTIONS PERMITTED
o   Transfers among Allocation Options.
o   Establish systematic transfer programs.
o   Change of contribution allocations.

HOW TO AUTHORIZE TELEPHONE TRANSACTIONS
o Upon your authorization on the Contract application or in Written Notice to us, you, your registered representative or a third person named by you may do telephone transactions on your behalf. You bear the risk of the accuracy of any designated person's instructions to us.

TELEPHONE TRANSACTION RULES
o Must be received by the times listed in this prospectus' TRANSFERS section "Transfer Rules" on a day the New York Stock Exchange ("NYSE") is open; if later, the transaction will be processed the next day the NYSE is open.
o   Calls will be recorded for your protection.
o For security, you or your authorized designee must provide your Social Security number and/or other identification information.
o   May be discontinued at any time as to some or all Owners.


We are not liable for following telephone transaction instructions we reasonably believe to be genuine based on our procedures for verifying the source of the transaction.

| |     DEATH OF ANNUITANT

        Upon the annuitant's death prior to 30 days before the Annuity Date, you may generally name a new annuitant. If any Owner is the annuitant, then upon that Owner's death, the Contract's applicable death benefit becomes payable to the named beneficiary(ies). However, if the beneficiary is the deceased Owner's spouse, then upon that Owner's death the spouse may be permitted under federal tax law to become the new Owner of the Contract and to name an annuitant and different beneficiaries.

| |     DELAY OF PAYMENTS

        We will usually pay any amounts requested as a full surrender or partial withdrawal from the Separate Account within 7 days after we receive your Written Notice. We can postpone such payments or any transfers out of a Subaccount if:
(i) the NYSE is closed for other than customary weekend and holiday closings;
(ii) trading on the NYSE is restricted; (iii) an emergency exists as determined by the SEC, as a result of which it is not reasonably practical to dispose of securities, or not reasonably practical to determine the value of the net assets of the Separate Account; or (iv) the SEC permits delay for the protection of security holders. The applicable rules of the SEC will govern as to whether the conditions in (iii) or (iv) exist.

| |     BENEFICIARY

        You may change your beneficiary by sending Written Notice to us, unless the named beneficiary is irrevocable. Once we record and acknowledge the change, it is effective as of the date you signed the Written Notice. The change will not apply to any payments made or other action taken by us before recording. If the named beneficiary is irrevocable you may change the named beneficiary only by Written Notice signed by both you and the beneficiary. If more than one named beneficiary is designated, and you fail to specify their interest, they will share equally.

        If there are joint Owners, the surviving joint Owner will be deemed the beneficiary, and the beneficiary named in the Contract application or subsequently changed will be deemed the contingent beneficiary. If both joint Owners die simultaneously, the death benefit will be paid to the contingent beneficiary.

        If the beneficiary is your surviving spouse, the spouse may elect either to receive the death benefit, in which case the Contract will terminate, or to continue the Contract in force with the spouse as Owner.

        If the named beneficiary dies before you, then your estate is the beneficiary until you name a new beneficiary.

BEACON ADVISOR prospectus             17

| |     CONTRACT CHANGES

        Any change to your Contract is only effective if on a form acceptable to us, and then only once it is received at our Service Office and recorded on our records. Information on how to contact us to determine what information is needed and where you can get various forms for Contract changes is shown on this Prospectus' first two pages and last page.

| |     CONTRACT TERMINATION

        We may treat any partial withdrawal that leaves a Contract Value of less than $2,000 as a complete surrender of the Contract. See this prospectus'
DISTRIBUTIONS: WITHDRAWALS section for more information.

        If you have paid no contributions during the previous 36-month period, we have the right to pay you the total value of your Contract in a lump sum and cancel the Contract if (i) the Contract Value is less than $2,000 (does not apply to IRAs), or (ii) the paid-up life-time income annuity benefit at maturity, based on an accumulation of the Contract Value to maturity, would be less than $100 per month. We will not impose a withdrawal charge on these terminations.

| |     OPTIONAL FEATURES

        This Contract allows you the opportunity to select, and pay for, only those Contract features you want. Costs of these optional features are identified in the CHARGES section of this Prospectus.

o       GUARANTEED MINIMUM WITHDRAWAL BENEFIT ("GMWB").
        The Optional GMWB feature provides the opportunity to enhance the Contract Value available for withdrawal even if underlying portfolios should sharply decrease in value (even to zero). GMWB features may be elected upon your initial application for the Contract or on any subsequent Contract Anniversary and may be removed from your Contract at any time after you elect it. Once removed, charges for the GMWB feature will end and GMWB feature benefits will not be in force.

        There are two optional GMWB features: one is based solely on the life of the Contract Owner (single life); the other is based on the joint lives of the Contract Owner and spouse who is joint-owner or sole beneficiary (joint-life last survivor). Different charges apply to the two GMWB options.

        IMPORTANT SPECIAL CONSIDERATIONS. Each GMWB feature provides that the GMWB and all benefits thereunder will terminate when annuity payments begin. Annuity Payments will begin either on a date that you choose or the date required by other applicable laws or qualified plans, including IRAs. In the absence of other requirements, the latest Annuity Date is the date you select but not later than the Contract Anniversary nearest the annuitant's 100th birthday. If you do not specify a date, the Annuity Date will be the later of the first Contract Anniversary after the annuitant's 90th birthday or the 14th Contract Anniversary. It is important to select the latest permissible Annuity Date so as not to have the life payments terminated.

        Before (1) electing an optional GMWB, or (2) electing to annuitize your Contract after having elected an optional GMWB, you should consider whether the termination of all benefits under the optional GMWB versus annuitizing produces the better financial results for you. You should discuss this with your financial and tax advisor.

        These considerations are of greater significance because the optional GMWBs provide that the life payments will cease when you annuitize voluntarily or the date required by the Contract or applicable laws or qualified plans, including IRAs. To the extent that we can extend the required annuitization date without adverse tax consequences to you, we will do so, as permitted by the applicable qualified plan, law, or regulation.

        In addition, with regard to required minimum distributions (RMDs) under an IRA only, it is important to consult your financial and tax advisor to determine whether the benefits of a particular GMWB will satisfy your RMD requirements. With regard to other qualified plans, you must determine what your qualified plan permits. Distributions under qualified plans and Tax-Sheltered Annuities must begin by the later of the calendar year in which you attain age 70 1/2 or the calendar year in which you retire. You do not necessarily have to annuitize your Contract to meet the minimum distribution.

          The optional GMWB benefit allows you to annually receive guaranteed single life or joint-life last survivor income payments (the "GMWB Amount") up to 5% of the Benefit Base (initially defined as Contract Value on the Contract Date) until the Owner's or last joint-life survivor's death. These guaranteed GMWB Amount payments will be made without regard to investment performance of your Contract after the benefit is elected; payments will be made even if your Contract Value declines to zero. Any unused annual GMWB will accrue and remain available for future use without regard to investment performance. However, the withdrawal of any accrued benefit in excess of the then current annual Guaranteed Minimum Death Benefit amount will result in the recalculation of the ongoing GMWB. Any legal requirements mandating annuitization of the Contract will result in termination of the for life guarantees. On each Contract Anniversary, the Benefit Base will be reset to equal the greater of (i) Contract Value on the anniversary; and (ii) the Benefit Base immediately prior to the Contract Anniversary. The available GMWB Amount will be reset to equal 5% of the new Benefit Base.

BEACON ADVISOR prospectus             18

          OPTIONAL GMWB FEATURE RULES
        o The Contract Owner and annuitant(s) must be ages 55 to 75 at Contract Issue to elect an optional GMWB feature (ages 55-70 if the Contract is issued to fund a tax-qualified plan).
        o To elect and retain an optional GMWB feature, your Contract Value must be 100% allocated to either (i) any OM Financial Asset Allocation Model except the Aggressive Model; or (ii) any combination of Subaccounts with a minimum of 25% of Contract Value is allocated to core bond Subaccounts and no more than 15% of Contract Value is allocated to aggressive Subaccounts. Subaccounts we classify as meeting this core bond and aggressive categories are identified on the cover page of this prospectus and will be identified in the application to select a GMWB. Any Contract transaction (transfer, withdrawal, or additional contribution) must result in Contract allocations consistent with this Rule.
        o To elect an optional GMWB feature, you must also elect to rebalance your Contract Value quarterly.
        o Your initial asset allocations must comply with the GMWB allocation limits. On the first day of each Policy Quarter, if your Contract Value allocated to bond or aggressive Subaccounts exceeds the limits for the GMWB, we will automatically rebalance your Contract Value to the percentage allocations of your most recent asset allocation instructions which complied with the GMWB allocation limits.
        o While a GMWB feature is in force, if the Owner is not a natural person, you cannot change the annuitant once the GMWB is elected.
        o Upon a withdrawal that exceeds the available annual GMWB Amount, the Benefit Base is reset to the lesser of (i) the Benefit Base immediately prior to the withdrawal, or (ii) Contract Value immediately after the withdrawal. The available GMWB Amount is then reset to be 5% of the new Benefit Base until the next Contract Anniversary.
        o Upon payment of additional contribution, the Benefit Base is reset to equal the greater of (i) the Benefit Base immediately prior to the contribution payment, or (ii) the Benefit Base immediately prior to the contribution payment, less all prior withdrawals and applicable withdrawal charges, plus the additional contribution payment. The available GMWB Amount is then reset to be 5% of the new Benefit Base until the next Contract Anniversary.
        o Internal Revenue Service required minimum distribution amounts ("RMD") are deemed to be within the GMWB Amount even if they exceed the Contract definitions of GMWB Amount.

o       OPTIONAL GUARANTEED MINIMUM DEATH BENEFITS ("GMDB").
        Optional GMDB features provide the opportunity to enhance the Contract Value available upon your death even if underlying portfolios should sharply decrease in value (even to zero). GMDB features may only be elected upon your initial application for the Contract and may be removed from your Contract at any time after you elect it. Once removed, charges for the GMDB feature will end and GMWB feature benefits will not be in force.

          BASIC GMDB:
          Upon any Owner's death before the Annuity Date, the Contract will end, and we will pay a GMDB to your beneficiary. The GMDB on the date we receive Due Proof of Death equals the larger of:
        o your Contract Value (without deduction of the withdrawal charge) on the date we receive Due Proof of Death; or
        o the sum of net contributions on the date we receive Due Proof of Death, less a proportional adjustment for withdrawals (in proportion to Contract Value at the time of each withdrawal).

          ENHANCED GMDB:
        o As long as this GMDB feature is in force, your Contract includes an Enhanced Guaranteed Minimum Death Benefit ("GMDB"). On the Contract Date the GMDB is equal to the initial contribution. The GMDB accumulates at a 5% rate until the Oldest Owner is age 80, subject to a maximum of 200% of total contributions paid.
        o Additional contributions increase the GMDB on a dollar for dollar basis.
        o GMDB is reduced on a dollar for dollar basis by withdrawals during a Contract Year totaling up to 5% of the GMDB on the last Contract Anniversary, and on a proportional basis by withdrawals during the Contract Year exceeding this amount.

BEACON ADVISOR prospectus             19

              ENHANCED GMDB FEATURE RULES
        o To elect and retain the Enhanced GMDB feature, your Contract Value must be 100% allocated to either (i) any OM Financial Asset Allocation Model except the Aggressive Model, or (ii) any combination of Subaccounts where at the beginning of each Policy Quarter a minimum of 25% of Contract Value is allocated to core bond Subaccounts and no more than 15% of Contract Value is allocated to aggressive Subaccounts. Subaccounts we classify as meeting this core bond and aggressive categories are identified on the cover page of this prospectus and will be identified in the application to select the Enhanced GMDB. Any Contract transaction (transfer, withdrawal, or additional contribution) must result in Contract allocations consistent with this Rule.
        o To elect the Enhanced GMDB feature, you must also elect to rebalance your Contract Value quarterly.


DISTRIBUTIONS
--------------------------------------------------------------------------------

        There are several ways to take all or part of your investment out of your Contract, both before and after the Annuity Date. Tax penalties may apply to amounts taken out of your Contract before the Annuity Date. Your Contract also provides a death benefit (including, for an additional charge, an optional guaranteed minimum death benefit) that may be paid upon your death prior to the Annuity Date. All or part of a death benefit may be taxable.

| |     WITHDRAWALS

        You may withdraw, by Written Notice, all or part of your Contract's Surrender Value prior to the Annuity Date. Following a full surrender of the Contract, or at any time the Contract Value is zero (except as provided if you have purchased the optional Guaranteed Minimum Withdrawal Benefit feature), all your rights in the Contract end. Total surrender requires you to return your Contract to us.

        Of contribution considered withdrawn, tax law generally considers the last contribution withdrawn first - a "last-in, first-out" procedure.)

        WITHDRAWAL RULES
        o Withdrawals must be by Written Notice. A request for a systematic withdrawal plan must be on our form and must specify a date for the first payment.
        o       Minimum withdrawal is $100.
        o We may treat any partial withdrawal that leaves a Surrender Value of less than $2,000 as a complete surrender of the Contract.
        o You may select the allocation options from which we make a withdrawal. If you do not make a selection, the withdrawal will be allocated to all your allocation options on a pro-rata basis.
        o Withdrawal results in cancellation of Accumulation Units from each applicable Subaccount. If you do not specify which allocation option(s) from which to take the withdrawal, it will be taken from each allocation option in the proportion that the Contract Value in each allocation option bears to the total Contract Value.
        o The total amount paid to you upon total surrender of the Contract (taking any prior partial withdrawals into account) may be less than the total contributions made, because we will deduct any charges owed but not yet paid, and because you bear the investment risk for all amounts you allocate to the Subaccounts.
        o Unless you give us Written Notice not to withhold taxes from a withdrawal, we must withhold 10% of the taxable amount withdrawn to be paid as a federal tax, as well as any amounts required by state laws to be withheld for state income taxes.

        We will allow facsimile request forms and signatures to be used for the purpose of a "Written Notice" authorizing withdrawals from your Contract. You may complete and execute a withdrawal form and send it to our Service Center fax number, 770-690-1967. We offer this method of withdrawal as a service to meet your needs when turnaround time is critical. However, by not requiring an original signature there is a greater possibility that unauthorized persons can manipulate your signature and make changes on your Contract (including withdrawals) without your knowledge.

o       SYSTEMATIC WITHDRAWAL PLAN
        A systematic withdrawal plan allows you to automatically withdraw payments of a pre-determined dollar amount or fixed percentage of Contract Value from a specified allocation option(s) monthly, quarterly, semi-annually or annually. Systematic withdrawals of Contract earnings only are only permitted on Contract Monthly Anniversary dates. Systematic withdrawals of fixed dollar or percentage amounts may occur on any Business Day. Only one Contract systematic withdrawal plan is permitted at a time. Systematic withdrawal plan payments must be paid by electronic fund transfer to an account of yours that you specify to us. The fixed dollar amount of systematic withdrawals may be calculated in support of Internal Revenue Service minimum distribution requirements over the lifetime of the annuitant. Although this plan mimics annuity income payments, each distribution is a withdrawal that may be taxable and subject to the charges and expenses described above; you may wish to consult a financial or tax advisor before requesting this plan.

BEACON ADVISOR prospectus             20

| |     DEATH BENEFITS

        Upon our receipt of Due Proof of any Owner's death before the Annuity Date, we will pay a death benefit to your beneficiary(ies). The death benefit proceeds will remain in the Separate Account, as to each beneficiary until we receive proper documentation from each beneficiary as to his/her share of the proceeds. We will pay death benefit proceeds as soon thereafter as we have sufficient information about each beneficiary to make the payment. Death benefits may be paid pursuant to an annuity income option to the extent allowed by applicable law and any settlement agreement in effect at your death. If the beneficiary does not make an annuity income option election within 60 days of our receipt of Due Proof of Death, we may issue a lump-sum payment to the beneficiary.

        If an Owner of the Contract is a corporation, trust or other non-individual, we treat the primary annuitant as an Owner for purposes of the death benefit. The "primary annuitant" is that individual whose life affects the timing or the amount of the death benefit payout under the Contract. A change in the primary annuitant will be treated as the death of an Owner.

        If the annuitant is an Owner or joint Owner, the annuitant's death is treated as the Owner's death.

        If the annuitant is not an Owner and the annuitant dies before the Annuity Date, the Owner may name a new annuitant if such Owner(s) is not a corporation or other non-individual or if such Owner is the trustee of an Internal Revenue Code Section 401(a) retirement plan. If the Owner does not name a new annuitant, the Owner will become the annuitant.

        If your spouse is the Contract beneficiary, annuitant, or a joint Owner, special tax rules apply. See the IRS REQUIRED DISTRIBUTION UPON OWNER'S DEATH section below.

        SPOUSAL CONTINUATION.
        Spousal continuation of the Contract, including any excess optional GMDB paid that is greater than Contract Value, is permitted as defined by IRS rules.

o       STANDARD DEATH BENEFIT
        o The standard death benefit is your Contract Value on the date we receive Due Proof of Death

        Upon any Owner's death on or after the Annuity Date and before all proceeds have been paid, no death benefit is payable, but any remaining proceeds will be paid to the designated annuity benefit payee based on the annuity income option in effect at the time of death.

o       OPTIONAL GUARANTEED MINIMUM DEATH BENEFITS ("GMDB")
        The optional GMDB features, available for an additional charge, provide additional death benefits. These benefits are described in more detail in the IMPORTANT CONTRACT PROVISIONS section of this prospectus' OPTIONAL FEATURES provision.

o       IRS REQUIRED DISTRIBUTION UPON DEATH OF OWNER
        Federal law requires that if your Contract is tax non-qualified and you die before the Annuity Date, then the entire value of your Contract must be distributed within 5 years of your death. The 5-year rule does not apply to that portion of the proceeds which (a) is for the benefit of an individual beneficiary; and (b) will be paid over the lifetime or the life expectancy of that beneficiary as long as payments begin not later than one year after the date of your death. Special rules may apply to your surviving spouse. The FEDERAL INCOME TAX MATTERS section of this prospectus has additional information about these rules. Other required distribution rules apply to tax-qualified Policies and are described in this prospectus' APPENDIX A.


BEACON ADVISOR prospectus             21

o       TABLES ILLUSTRATING BENEFITS UPON DEATH
        The following tables illustrate benefits payable, if any, upon death of a party to the Contract for most situations. The terms of any Contract rider or qualified plan funded by the Contract may change this information. Please consult your own legal and tax advisor for advice.

                    IF DEATH OCCURS BEFORE THE ANNUITY DATE:


-----------------------------------------------------------------------------------------------
any Contract      - - -           - - -                Contract beneficiary receives the
Owner                                                  death benefit.
-----------------------------------------------------------------------------------------------
any Contract      There is no     the beneficiary is   surviving spouse may elect to become
Owner             surviving       the Contract         the Contract Owner and continue the
                  joint Contract  Owner's surviving    Contract, or may have the Contract end
                  Owner who is    spouse, unless the   and receive the death benefit.
                  the deceased    spouse is the
                  Owner's spouse  surviving joint
                                  Contract Owner
-----------------------------------------------------------------------------------------------
the annuitant     a Contract      there is no named    the Contract continues with the
                  Owner is living contingent or joint  Contract Owner as the Contract
                                  annuitant            annuitant unless the Owner names a new
                                                       annuitant.
-----------------------------------------------------------------------------------------------
the annuitant     the Contract    - - -                the annuitant's death is treated as a
                  Owner is a                           Contract Owner's death.
                  non-person
-----------------------------------------------------------------------------------------------
an annuitant      a Contract      the contingent or    contingent annuitant becomes the
                  Owner is living joint annuitant is   annuitant, and the Contract continues.
                                  living
-----------------------------------------------------------------------------------------------
                  IF DEATH OCCURS ON OR AFTER THE ANNUITY DATE:
-----------------------------------------------------------------------------------------------
any Contract      There is a      surviving Contract Owner remains as Owner for purposes of
Owner             living joint    distributing any remaining Contract proceeds pursuant to
                  Owner, and      the annuity income option then in effect.  If the annuity
                  the annuitant   benefit payee was the deceased Contract Owner, the
                  is living       surviving Owner receives the proceeds.  If the payee is
                                  other than the deceased Owner, proceeds
                                  continue to be paid to the payee until the
                                  payee's death, then are paid to the Contract
                                  beneficiary.
-----------------------------------------------------------------------------------------------
any Contract      There is no     Contract beneficiary becomes the Contract Owner for
Owner             surviving       purposes of distributing any remaining Contract proceeds
                  joint Owner,    pursuant to the annuity income option then in effect.  If
                  and             the annuity benefit payee was the Owner, then the Contract
                  the annuitant   beneficiary receives the proceeds.  If the payee is other
                  is living       than the Owner, proceeds continue to be paid to the payee
                                  until the payee's death, then are paid to the Contract
                                  beneficiary.
-----------------------------------------------------------------------------------------------
any Contract      any Contract    Contract Owner (or other named payee) receives distribution
annuitant         Owner is living of any remaining Contract proceeds pursuant to the annuity income option then in effect.
-----------------------------------------------------------------------------------------------
the annuitant     the annuitant   Contract beneficiary becomes the Contract Owner for
                  is also the     purposes of distributing any remaining Contract proceeds
                  Contract Owner  pursuant to the annuity income option then in effect.  If the annuity benefit payee was the Owner, then
                                  the Contract beneficiary receives the
                                  proceeds. If the payee is other than the
                                  Owner, proceeds continue to be paid to the
                                  payee until the payee's death, then are paid
                                  to the Contract beneficiary.
-----------------------------------------------------------------------------------------------

| |     ANNUITY INCOME BENEFITS

        A primary function of an annuity contract, like this Contract, is to provide annuity payments to the payee(s) you name. It is important to remember that the guaranteed minimum withdrawal benefits provided by the optional GMWB feature are an alternative to annuity payments. You will receive the annuity benefits unless you designate another payee(s). The level of annuity payments is determined by your Contract Value, the annuitant's sex (except where prohibited by law) and age, and the annuity income option selected. All or part of your Contract Withdrawal Value may be placed under one or more annuity income options.

        Annuity payments must be made to individuals receiving payments on their own behalf, unless otherwise agreed to by us. Any annuity income option is only effective once we acknowledge it. We may require initial and ongoing proof of the Owner's or annuitant's age or survival. Unless you specify otherwise, the payee is the Owner.

        Payments under the annuity income options are FIXED ANNUITY PAYMENTS based on a fixed rate of interest at or higher than the minimum effective annual rate which is guaranteed to yield 2.5% on an annual basis. We have sole discretion whether or not to pay a higher interest rate for annuity income option 1 (see below). Current immediate annuity rates for options 2 through 7 for the same class of annuities are used if higher than the guaranteed amounts (guaranteed amounts are based upon the tables contained in the Contract). The guaranteed amounts are based on the U.S. Annuity 2000 Table, gender specific, with a 10-year age setback, and a 2.5% effective annual interest rate. Current interest rates, and further information, may be obtained from us. The amount of each fixed annuity payment is set and begins on the Annuity Date, and does not change.

o       WHEN ANNUITY INCOME PAYMENTS BEGIN
        You select the Annuity Date by completing an election form that you can request from us at any time. If you do not specify a date, the Annuity Date will be the later of the Contract Anniversary after the annuitant's 90th birthday or the fourteenth Contract Anniversary. Tax-qualified Policies may require an earlier Annuity Date. You may change this date by sending Written Notice for our receipt at least 30 days before the then current Annuity Date.

BEACON ADVISOR prospectus             22

o       SELECTING AN ANNUITY INCOME OPTION
You choose the annuity income option by completing an election form that you can request from us at any time. You may change your selection during your life by sending Written Notice for our receipt at least 30 days before the date annuity payments are scheduled to begin. If no selection is made by then, we will apply the Contract Surrender Value to make annuity payments under annuity income option 3 providing lifetime income payments.

               The longer the guaranteed or projected annuity income option period, the lower the amount of each annuity payment.

        If you die before the Annuity Date (and the Contract is in force), your beneficiary may elect to receive the death benefit under one of the annuity income options (unless applicable law or a settlement agreement dictate otherwise).

o       ANNUITY INCOME OPTIONS
        Once fixed annuity payments under an annuity income option begin, they cannot be changed. (We may allow the beneficiary to transfer amounts applied under option 1 to one of options 2 through 7 after the Annuity Date. However, we reserve the right to discontinue this practice.) When the Owner dies, we will pay any unpaid guaranteed payments to your beneficiary. Upon the last payee's death, we will pay any unpaid guaranteed payments to that payee's estate.

        NOTE: IF YOU ELECT AN ANNUITY INCOME OPTION BASED SOLELY ON LIFE CONTINGENCIES (OPTIONS 3, 4, OR 6), IT IS POSSIBLE THAT ONLY ONE ANNUITY PAYMENT WOULD BE MADE UNDER THE ANNUITY OPTION IF THE ANNUITANT(S) DIED BEFORE THE DUE DATE OF THE SECOND ANNUITY PAYMENT, ONLY TWO ANNUITY PAYMENTS WOULD BE MADE IF THE ANNUITANT(S) DIED BEFORE THE DUE DATE OF THE THIRD ANNUITY PAYMENT, ETC. THIS WOULD NOT HAPPEN IF YOU ELECT AN ANNUITY INCOME OPTION GUARANTEEING, AT LEAST IN PART, EITHER THE AMOUNT OR DURATION OF PAYMENTS (OPTIONS 1, 2, 5 OR 7).

        Part or all of any annuity payment may be taxable as ordinary income. If, at the time annuity payments begin, you have not given us Written Notice to not withhold federal income taxes, we must by law withhold such taxes from the taxable portion of each annuity payment and remit it to the Internal Revenue Service. (Withholding is mandatory for certain tax-qualified Policies.)

        We may pay your Contract proceeds to you in one sum if they are less than $2,000, or when the annuity income option chosen would result in periodic payments of less than $100. If any annuity payment would be or becomes less than $100, we also have the right to change the frequency of payments to an interval that will result in payments of at least $100. In no event will we make payments under an annuity option less frequently than annually.

        The annuity income options are:

(1) INCOME FOR A FIXED PERIOD. Proceeds are paid in monthly installments for the specified period chosen. Monthly incomes for each $1,000 of proceeds, which include interest, are illustrated by a table in the Contract.

(2) LIFE INCOME WITH A GUARANTEED PERIOD. Proceeds are paid as monthly income during the annuitant's life, with guaranteed payments for a period of time.

(3) LIFE INCOME. Proceeds are paid as monthly income during the annuitant's life.

(4) JOINT AND CONTINGENT LIFE INCOME. Proceeds are paid as monthly income during the joint annuitants' lives until the first of them dies.

(5) JOINT AND SURVIVOR LIFE INCOME WITH A GUARANTEED PERIOD. Proceeds are paid as a monthly income during the joint annuitants' lives and until the last of them dies, with guaranteed payments for a period of time.

(6) JOINT AND SURVIVOR LIFE INCOME. Proceeds are paid as a monthly income during the joint annuitants' lives and until the last of them dies.

(7) LIFE INCOME WITH A LUMP SUM REFUND AT DEATH. Proceeds are paid as a monthly income during the annuitant's life, and any remaining Contract Value as of the date Annuity Income begins is paid to the Contract beneficiary upon the annuitant's death.

The periods of time of the guarantees, where applicable, for all annuity income options are:
        o       Minimum - 5 years
        o Maximum - The lesser of 25 years or the life expectancy of the Annuitant(s) as determined as of the Annuity Date.
The minimum payment rate for joint or contingent annuitants is 25%. Our approval is needed if the percentage is less than 50%.

BEACON ADVISOR prospectus             23

FEDERAL INCOME TAX MATTERS
--------------------------------------------------------------------------------

        This discussion of how federal income tax laws may affect investment in your variable annuity is based on our understanding of current laws as interpreted by the Internal Revenue Service ("IRS"). No representation is made as to the likelihood of the continuation of the present federal income tax laws or of the current interpretation by the IRS. This discussion is NOT intended as tax advice. All information is subject to change without notice. We make no attempt to review any state or local laws, or to address estate or inheritance laws or other tax consequences of annuity ownership or receipt of distributions. YOU SHOULD CONSULT A COMPETENT TAX ADVISOR TO LEARN HOW TAX LAWS APPLY TO YOUR ANNUITY INTERESTS.

        The Contract may be purchased on a non-tax qualified basis ("Non-Qualified Contract") or purchased and used in connection with IRAs ("IRA Annuity"). The ultimate effect of federal income taxes on the amounts held under a Contract, on annuity payouts, and on the economic benefit to you, the annuitant or the beneficiary depends on the type of Contract and on the tax status of the individual concerned.

        Certain requirements must be satisfied in purchasing an IRA annuity and receiving distributions from an IRA annuity in order to continue receiving favorable tax treatment. YOU SHOULD CONSULT A COMPETENT TAX ADVISOR BEFORE PURCHASING AN IRA ANNUITY. The following discussion assumes that an IRA Annuity is purchased with proceeds and/or contributions that qualify for the intended special federal income tax treatment.

o       TAXATION OF ANNUITIES
        Section 72 of the Internal Revenue Code of 1986, as amended, (the "Code") governs taxation of annuities and distributions from IRAs in general. Code Section 817 provides rules regarding the tax treatment of variable annuities. Other Code sections may also impact taxation of your variable annuity investment and/or earnings. You will not generally be taxed on increases, if any, in the Contract Value until a distribution occurs by withdrawing all or part of the Contract Value. However, under certain circumstances, you may be subject to current taxation.

o       TAX TREATMENTS BY TYPE OF OWNER
        A Contract held by an entity other than a natural person, such as a corporation, estate or trust, usually is not treated as an annuity for federal income tax purposes. The income on such a Contract is taxable each year. However, this rule does not apply if the Contract Owner is acting as an agent for an individual or is an estate that acquired the Contract as a result of the death of the decedent. Nor does it apply if the Contract is an IRA annuity, is held pursuant to a qualified funding trust (structured settlement plan), the Contract is an immediate annuity, or if an employer purchased the Contract upon termination of a qualified plan and held the annuity for the exclusive benefit of the annuitant participant. YOU SHOULD CONSULT A TAX ADVISOR BEFORE PURCHASING A CONTRACT TO BE OWNED BY A NON-NATURAL PERSON.

o       TAXATION OF ANNUITY PAYMENTS
        Earnings from a variable annuity are taxable only upon withdrawal and are treated as ordinary income. Generally, the Code provides for the return of your investment in an annuity Contract in equal tax-free amounts over the annuity payout period. Fixed annuity payment amounts may be excluded from taxable income based on the ratio of the investment in the Contract to the total expected value of annuity payments. If you elect variable annuity payments, the amount excluded from taxable income is determined by dividing the investment in the Contract by the total number of expected payments. The balance of each payment is taxable income. After you recover your investment in the Contract, any payment you receive is fully taxable. (If a variable payment is less than the excludable amount you should contact your tax advisor to determine how to report any investment not recovered.) The taxable portion of any annuity payment is taxed at ordinary income tax rates.

o       TAXATION OF DEATH PROCEEDS
        Generally, amounts distributed because of the death of the Owner or the annuitant are included in the income of the recipient as follows:

        o If distributed in a lump sum, the death benefit proceeds are taxed in the same manner as a full withdrawal as described below.
        o If distributed under an annuity form, the death benefit proceeds are taxed in the same manner as annuity payments, as described above.

        DISTRIBUTION AT DEATH

        A death benefit paid under the Contract is taxable to the beneficiary. The rules on taxation of an annuity apply. Estate taxes may also apply, even if all or a portion of the benefit is subject to federal income taxes. In order to be treated as an annuity for federal income tax purposes, the Code requires any Non-Qualified Contract to provide that: (1) if an Owner dies: (a) on or after the annuity starting date, and (b) before the entire interest in the Contract is distributed, the balance will be distributed at least as rapidly as under the method being used at the date of death, and (2) if an Owner dies before the annuity starting date, the entire interest must be distributed within five years of death. If distributed in a lump sum, the death benefit amount is taxed in the same manner as a full withdrawal. If the sole designated beneficiary is the surviving spouse of the annuitant, then the surviving spouse is considered the Owner, making it possible to continue deferring taxes on the accrued and future income of the Contract until payments are made to the surviving spouse. Similar requirements are applicable to IRA Annuities.

o       TAXATION OF WITHDRAWALS
        If annuity Contract Value is greater than total contributions paid, then withdrawals are treated as coming first from the earnings, then, only after the income portion is exhausted, as coming from principal. Withdrawn earnings are included in gross income.

BEACON ADVISOR prospectus             24

        PERIODIC WITHDRAWALS
        Periodic withdrawals are a series of substantially equal periodic payments made at least annually for the life (or life expectancy) of the taxpayer or for the joint lives (or joint life expectancies) of the taxpayer and the beneficiary. Although periodic withdrawals are subject to federal income taxation, they are not subject to the 10% federal tax penalty that may apply to non-periodic withdrawals.

        NON-PERIODIC WITHDRAWALS
         If you make a non-periodic withdrawal, not only is the income portion of such a distribution subject to federal income taxation, but a 10% penalty may apply. However, the penalty does not apply to distributions:
     o  after the taxpayer reaches age 59 1/2;
     o  upon the death of the owner;
     o  if the taxpayer is defined as totally disabled;
     o  as a periodic withdrawal, as described above;
     o  under an immediate annuity; or
     o  under certain other limited circumstances.
        Consult your tax advisor for additional information.

Similar exceptions from the penalty tax on distributions are provided for distributions from an IRA Annuity.

o       TAX TREATMENT OF ASSIGNMENTS AND TRANSFERS
        An transfer or assignment of a Contract may have adverse tax consequences, and may also be prohibited by the Code (particularly for tax-qualified plans) and ERISA in some circumstances. The designation of an annuitant, payee or other beneficiary who is not also the Owner may also result in adverse tax consequences. Therefore, we do not permit assignment of Policies issued to fund tax-qualified plans.

        Transfers of Contracts issued pursuant to qualified plans, other than between spouses, generally result in recognition of gain at the time of the transfer and may also trigger gift tax implications. Ask your tax advisor for more information.

o       DIVERSIFICATION OF INVESTMENTS

        Section 817(h) of the Code authorizes the Treasury to set standards by regulation or otherwise for the investments of the Separate Account to be "adequately diversified" in order for the Contract to be treated as a variable contract for federal tax purposes. The diversification requirements of Section 817(h) do not apply to annuity contracts held under a plan described in Section 401(a), 403(b), 408, 408A or 457(b) of the Code.

        The Separate Account, through the Subaccounts, intends to comply with the diversification requirements prescribed in Regulation Section 1.817-5, which affect how the assets in the underlying Portfolios in which the Subaccounts invest may be invested. Although we may not control the investments of the Portfolios, we expect that Portfolios will comply with the diversification regulations so that the Subaccounts will be considered "adequately diversified." Owners bear the risk that the entire non-qualified Contract could be disqualified as an annuity for federal income tax purposes due to the failure of a Subaccount to be "adequately diversified."

o       OWNER CONTROL

        In connection with the issuance of temporary and proposed diversification regulations in 1986, the Treasury Department announced that those regulations did not "provide guidance concerning the circumstances in which investor control of the investments of a segregated asset account may cause the Owner, rather than the insurance company, to be treated as the owner of the assets in the account" (which would result in the current taxation of the income on those assets to the Owner). The IRS recently issued a revenue ruling stating that the determination of whether the owner of a variable contract is to be treated as the owner of the assets held by the insurance company under the contract depends on all the facts and circumstances. We do not believe the ownership rights of an Owner under a Contract would result in any Owner being treated as the owner of the assets of the Contract under the revenue ruling. However, we do not know whether the IRS will provide additional guidance and what standards may be contained in such guidance. Therefore, we reserve the right to modify the Contract as necessary to attempt to prevent an Owner from being considered the owner a pro rata share of the assets of the Contract

o       MULTIPLE CONTRACTS

        For purposes of determining the taxability of a distribution, the Code provides that all Non-Qualified contracts issued by us (or an affiliate) to you during any calendar year must be treated as one annuity contract. Additional rules may be promulgated under this Code provision to prevent avoidance of its effect through the ownership of serial contracts or otherwise.

o       WITHHOLDING

        Non-Qualified Contracts and IRA annuity distributions are generally subject to withholding at rates that vary according to the type of distribution and the recipient's tax status. Recipients, however, generally are provided an opportunity to elect not to have tax withheld from distributions.

BEACON ADVISOR prospectus             25

o       TAX-FREE EXCHANGES

        Code Section 1035 provides that no gain or loss will be recognized on the exchange of one annuity contract for another. Generally, an annuity contract issued in an exchange for another annuity contract is treated as new for purposes of the penalty and distribution at death rules. YOU SHOULD CONSULT YOUR TAX ADVISOR BEFORE ENTERING INTO A SECTION 1035 EXCHANGE.

o       ANNUITY USED TO FUND QUALIFIED PLAN
        The Contract is designed for use with various qualified plans. The Contract will not provide additional tax deferral benefits if it is used to fund a tax-deferred qualified plan. However, Contract features and benefits other than tax deferral may make it an appropriate investment for a qualified plan. Tax rules for qualified plans are very complex and vary according to the type and terms of the plan, as well as individual facts and circumstances. EACH PURCHASER SHOULD OBTAIN COMPETENT TAX ADVICE PRIOR TO PURCHASING A CONTRACT ISSUED UNDER A QUALIFIED PLAN. OWNERS, ANNUITANTS AND BENEFICIARIES SHOULD SEEK COMPETENT FINANCIAL ADVICE ABOUT THE TAX CONSEQUENCES OF CONTRACT DISTRIBUTIONS.

        The income on tax sheltered annuity (TSA) and individual retirement annuity (IRA) investments is tax deferred; therefore, any income on variable annuities held by such plans does not receive an additional tax deferral. You should review the annuity features, including all benefits and expenses, prior to purchasing a variable annuity as a TSA or IRA. Tax qualified annuities may be purchased as investments for:
        o     Tax Sheltered Annuities, Code Section 403(b);
        o     Individual Retirement Annuities (IRAs), Code Section 408(b);
        o     Simplified Employee Pension (SEP IRA), Code Section 408(k);
        o     Roth IRAs, Code Section 408A.
The Company reserves the right to limit the availability of the Contract for use with any of the plans listed above or to modify the Contract to conform to tax requirements. Some retirement plans are subject to requirements that we have not incorporated into our administrative procedures. Unless we specifically consent, we are not bound by plan requirements to the extent that they conflict with the terms of the Contract. We do not perform any tax reporting for Policies held by tax-qualified plans other than IRAs and TSAs.

          If you purchase an IRA Annuity, you will be provided with supplemental information. You also have the right to revoke your purchase within seven days of purchase of the IRA Annuity, or as provided by applicable state law. If an IRA Annuity is purchased, the annuitant must also be the Owner. In addition, if an IRA Annuity is purchased, minimum distributions must commence not later than April 1st of the calendar year following the calendar year in which you attain age 70 1/2. Various tax penalties may apply to contributions in excess of specified limits and distributions that do not satisfy specified requirements. YOU SHOULD OBTAIN COMPETENT TAX ADVICE BEFORE PURCHASING AN IRA ANNUITY.


o       TAX IMPACT ON ACCOUNT VALUE
        Certain Contract credits are treated as taxable "earnings" and not "investments" for tax purposes. When money is distributed from an annuity taxable earnings are considered paid out first, followed by the return of your contributions (investment amounts). In addition, taxation order generally considers the last contribution withdrawn first when investment amounts are deemed distributed ("last-in, first-out").


MISCELLANEOUS
--------------------------------------------------------------------------------

| |     ABOUT OUR COMPANY

        OM Financial Life Insurance Company issues the Contract described in this prospectus and is responsible for providing each Contract's insurance and annuity benefits. We are a stock life insurance company organized under the insurance laws of the State of Maryland in 1959. We are engaged in the business of issuing life insurance and annuities throughout the United States (except New
York). We became an indirect wholly-owned subsidiary of Old Mutual plc ("Old Mutual") on September 28, 2001. "Old Mutual(R)" and "Old Mutual Financial Network(R)" (OMFN) are marketing names for the U.S. life insurance and annuity operations of Old Mutual plc, including OM Financial Life Insurance Company (variable annuity products offered through Old Mutual Financial Network Securities, Inc.). OM Financial Life is solely responsible for its contractual guarantees and commitments. See the TABLE OF CONTENTS page of this prospectus, or the cover page or last page for information on how to contact us.

BEACON ADVISOR prospectus             26

| |     DISTRIBUTION OF THE CONTRACTS

        Old Mutual Financial Network Securities, Inc. ("OMFN Securities"), 1117 Perimeter Center West, Suite E212, Atlanta, Georgia, 30338, controlled by us, is the principal underwriter of the Policies. OMFN Securities is registered with the Securities and Exchange Commission as a broker dealer and is a member of the Financial Industry Regulatory Authority, Inc. (FINRA). Like us, OMFN Securities is also an indirect wholly-owned subsidiary of Old Mutual plc. OMFN Securities may enter into contracts with various broker-dealers ("Distributors") to distribute Policies. Persons selling the Contract on their behalf will be registered representatives of the Distributors, and will also be licensed and appointed by us as insurance agents to sell variable insurance products. There is no contribution load to cover sales and distribution expenses. All compensation or expense reimbursement received by AIC for serving as principal underwriter of the Policies will be paid by us from our other assets or surplus in our general account, which may include profits derived from the Contract Fee, Administrative Expense Charges and charges for optional features made under the Contract. Policies can be purchased directly from us through our consumer and advisor services, from salaried employees who are registered representatives of OMFN Securities and who will not receive compensation related to the purchase.

| |     VOTING PRIVILEGES

        As a Contract Owner, you may have voting privileges in the portfolios whose shares underlie the Subaccounts you are invested in. You will receive proxy material, reports, and other materials relating to each underlying portfolio in which you have voting rights.

        If you send us written voting instructions, we will follow your instructions in voting the Portfolio shares attributable to your Contract. If you do not send us written instructions, we will vote the shares attributable to your Contract in the same proportions as we vote the shares for which we have received instructions from other Contract Owners. We will vote shares that we hold in the same proportions as we vote the shares for which we have received instructions from other Contract Owners. We seek to obtain a meaningful response from Contract Owners although no quorum of instructions is required. Notwithstanding our efforts, it is possible that a small number of Contract Owners can determine the outcome of a voting proposal. The underlying portfolios do not routinely hold annual shareholder meetings.

| |     LEGAL PROCEEDINGS

        As of the date of this Prospectus, there are no proceedings affecting the Separate Account, or that are material in relation to our total assets. We are routinely engaged in litigation in the normal course of business, including defending claims for policy coverage and unitive damages. We believe we have defenses and intend to defend these actions vigorously. In the opinion of management, such litigation is not expected to have a material adverse effect on our financial position, although it is possible that the results of operations could be materially affected by an unfavorable outcome in any one annual period.

BEACON ADVISOR prospectus             27

APPENDIX A: TAX-QUALIFIED PLAN DISCLOSURES
--------------------------------------------------------------------------------


---------------------------------------------- ---------------------------------
DISCLOSURE SUMMARY                             For annuity policies issued as a:
                                               |       REGULAR IRA
OM FINANCIAL LIFE INSURANCE COMPANY            |       SEP IRA
                                               |       ROTH IRA
---------------------------------------------- ---------------------------------

The Internal Revenue Service (IRS) requires us to provide you this disclosure statement. This Disclosure Statement explains the rules governing your Individual Retirement Account (IRA). The disclosure reflects our current understanding of the law, but for personal tax advice you should consult a lawyer or other licensed tax expert to learn how the applicable tax laws apply to your situation. This Disclosure Summary is NOT intended as, nor does it constitute, legal or tax advice. For further information about IRAs, contact any district office of the IRS, or consult IRS Publication 590: Individual Retirement Arrangements.

If you have any questions about your Contract, please contact us at the address and telephone number shown below.


YOUR RIGHT TO CANCEL

You may cancel your IRA within seven days after the date you receive this disclosure statement. To revoke your plan and receive a refund for the amount paid for your IRA, you must send a signed and dated written notice to cancel your Contract no later than the seventh day after issuance to us at:
                       OM Financial Life Insurance Company
                                 Service Center
                                       P.O. Box 725049
                           Atlanta, Georgia 31139-2049
                            Telephone 1-866-599-2760

Your revocation will be effective on the date of the postmark (or certification or registration, if applicable), if sent by United States mail, properly addressed and by first class postage prepaid. After seven days following receipt of this Disclosure Statement, you cannot cancel.

--------------------------------------------------------------------------------


PROVISIONS OF IRA LAW

This disclosure is applicable when our variable annuity Contract is used for a Regular IRA, Spousal IRA, Rollover IRA, or a Roth IRA. Additionally, this disclosure provides basic information for when our variable annuity Contract is used for a Simplified Employee Pension (SEP)-IRA. A SEPARATE CONTRACT MUST BE PURCHASED FOR EACH INDIVIDUAL UNDER EACH ARRANGEMENT/PLAN. While Internal Revenue Code ("IRC") provisions for IRAs are similar for all such arrangements/plans, certain differences are set forth below.


REGULAR IRA

ELIGIBILITY
You are eligible to establish a Regular IRA if you are younger than age 70 1/2 and if, at any time during the year, you are an employee or self-employed and receive compensation or earned income that is includible in your gross income. Your spouse may also establish a "spousal IRA" that you may contribute to out of your compensation or earned income for any year before the year in which your spouse reaches age 70 1/2. To contribute to a spousal IRA, you and your spouse must file a joint tax return for the taxable year.

Additionally, regardless of your age, you may transfer funds from another IRA or certain qualified plans to a "Rollover IRA", which is described below.

ANNUAL CONTRIBUTION LIMITS
You may make annual contributions to a Regular IRA of up to the Annual Contribution Limit ($4,000 for 2005 through 2007, and $5,000 in 2008 and after), or 100% of your earned income or compensation, whichever is less. If you are age 50 or older, the Annual Contribution Limits are increased by $1,000 per year thereafter, so long as your earned income or compensation is greater than the Annual Contribution Limit. Beginning in 2009, the Annual Contribution Limits will be increased by the IRS to reflect inflation.

OM FINANCIAL QUALIFIED PLAN DISCLOSURE  - A: 1 -

If you and your spouse both work and have compensation that is includible in your gross income, each of you can annually contribute to a separate Regular IRA up to the lesser of the Annual Contribution Limit or 100% of your compensation or earned income. However, if one spouse earns less than the Annual Contribution limit, but both spouses together earn at least twice the Annual Contribution Limit, it may be advantageous to use the spousal IRA. The total contributions to both IRAs may not exceed the lesser of twice the Annual Contribution Limit or 100% of you and your spouse's combined compensation or earned income.

The combined limit on contributions to both Regular and Roth IRAs for a single calendar year for you may not exceed the Annual Contribution Limit (or twice the Annual Contribution Limit for a couple filing jointly).

Distributions from another IRA or certain other qualified plans may be "rolled over" into a Regular IRA and such rollover contributions are not limited by this annual maximum.

Contributions must be made by the due date, not including extensions, for filing your tax return. A CONTRIBUTION MADE BETWEEN JANUARY 1 AND THE FILING DUE DATE FOR YOUR RETURN MUST BE SUBMITTED WITH WRITTEN DIRECTION THAT IT IS BEING MADE FOR THE PRIOR TAX YEAR OR IT WILL BE TREATED AS MADE FOR THE CURRENT TAX YEAR.

The amount of permissible contributions may or may not be tax-deductible depending on whether you are an active participant in an employer sponsored retirement plan and whether your adjusted gross income ("AGI") is above the phase-out level.

DEDUCTIBILITY OF CONTRIBUTIONS
Contributions made for the tax year are fully deductible if neither you nor your spouse (if married) is an active participant in an employer-sponsored retirement plan (including qualified pension, profit sharing, stock bonus, 401(k), or 403(b) plans, SEP plans, and certain governmental plans for any part of such year.

If you are an active participant in an employer sponsored requirement plan you may make deductible contributions if your Adjusted Gross Income (AGI) is below a threshold level of income. For single taxpayers and married taxpayers (who are filing jointly and are both active participants) the available deduction is reduced proportionately over a phaseout range. If you are married and an active participant in an employer retirement plan, but file a separate tax return from your spouse, your deduction is phased out between $0 and $10,000 of AGI.

Active participants with income above the phaseout range are not entitled to an IRA deduction. The phaseout limits are scheduled to increase as follows:

      MARRIED FILING JOINTLY  SINGLE/HEAD OF HOUSEHOLD
      ----------------------  ------------------------
YEAR           AGI                        AGI
----
2005    $70,000 - $  80,000      $50,000 - $60,000
2006    $75,000 - $  85,000      $50,000 - $60,000
2007+   $80,000 - $ 100,000      $50,000 - $60,000

If you are not an active participant in an employer sponsored plan, but your spouse is an active participant, you may take a full deduction for your IRA contribution (other than to a Roth IRA) if your AGI is below $150,000; if you are not an active participant but your spouse is, the maximum deductible contribution for you is phased out at AGIs between $150,000 and $160,000.

Even if you will not be able to deduct the full amount of your Regular IRA contribution, you can still contribute up to the Annual Contribution Limit with all or part of the contribution being non-deductible. The combined total must not exceed your Annual Contribution Limit. Any earnings on all your Regular IRA contributions accumulate tax-free until you withdraw them.

EXCESS CONTRIBUTIONS
If you contribute in excess of the maximum contribution limit allowed in any year, the excess contribution could be subject to a 6% excise tax. The excess is taxed in the year the excess contribution is made and each year that the excess remains in your Regular IRA.

If you should contribute more than the maximum amount allowed, you can eliminate the excess contribution as follows:

    You may withdraw the excess contribution and net earnings attributable to it before the due date for filing your federal income tax in the year the excess contribution was made. Any earnings so distributed will be taxable in the year for which the contribution was made and may be subject to the 10% premature distribution tax.

    If you elect not to withdraw an excess contribution, you may apply the excess against the contribution limits in a later year. This is allowed to the extent you under-contribute in the later year. The 6% excise tax will be imposed in the year you make the excess contribution and each subsequent year, until eliminated. To the extent an excess contribution is absorbed in a subsequent year by contributing less than the maximum deduction allowable for that year, the amount absorbed will be deductible in the year applied (provided you are eligible to take a deduction).

DISTRIBUTIONS FROM YOUR REGULAR IRA DURING YOUR LIFE
You may take distributions from your Regular IRA at any time. However, there is a 10% premature distribution tax on the amount includible in your gross income distributed prior to you attaining age 59 1/2, unless: (1) the distribution is made because of your death or permanent disability; (2) the distribution is part of a series of substantially equal periodic payments (made at least annually) that do not exceed your life expectancy or the life expectancy of you and your designated beneficiary; (3) the distribution is made for medical expenses which exceed 7.5% of your adjusted gross income; (4) the distribution is made to purchase health insurance for the individual and/or his or her spouse and dependents if he or she: (a) has received unemployment compensation for 12 consecutive weeks or more; (b) the distributions are made during the tax year that the unemployment compensation is paid or the following tax year; and (c) the individual has not been re-employed for 60 days or more; (5) the distribution is made for certain qualified higher education expenses of the taxpayer, the taxpayer's spouse, or any child or grandchild of the taxpayer or the taxpayer's spouse; (6) the distribution is made for qualified first-time home buyer expenses (up to a lifetime maximum of $10,000) incurred by you or your spouse or a child, grandchild, parent or grandparent of you or your spouse; or (7) distributions to satisfy a levy issued by the IRS. Generally, the part of a distribution attributable to non-deductible contributions is not includable in income and is not subject to the 10% penalty.

OM FINANCIAL QUALIFIED PLAN DISCLOSURE  - A: 2 -

When you reach age 70 1/2 you must elect to receive Required Minimum Distributions no later than April 1 following the year in which you reach age 70 1/2 whether or not you have retired (Required Distribution Date). (Note: IRA owners working beyond age 70 1/2 are not permitted to delay distributions until after retirement.) You may satisfy the Required Minimum Distribution requirements by electing to receive either systematic payments or one lump sum of all the funds. If you elect systematic payments, there is a minimum amount which you must withdraw by the Required Distribution Date and by each December 31 thereafter. You should consult with your own tax or financial advisor with regard to the calculation of the amount of your minimum distribution each year to make sure this requirement is met.

DISTRIBUTIONS FROM YOUR REGULAR IRA AFTER YOUR DEATH
If you die before all the funds in your Regular IRA have been distributed, the remaining funds will be distributed to your designated beneficiary as required below and as selected by such beneficiary.

If you die before the Required Distribution Date, your designated beneficiary must withdraw the funds remaining as follows: 1) no later than December 31 of the calendar year in which the fifth anniversary of your death occurs; or 2) over the life or life expectancy of the named beneficiary and beginning on or before December 31 of the calendar year following the year of your death. However, if the named beneficiary is your spouse; payments must begin before December 31 of the calendar year in which you would have reached age 70 1/2. If you did not designate a proper beneficiary, the funds remaining shall be distributed within five years after your death.

If you die after Required Minimum Distribution payments have begun, the remaining amount of your Regular IRA, your designated beneficiary must select to have the funds distributed over the longer of 1) the beneficiary's life expectancy or 2) your remaining life expectancy beginning no later than December 31 of the calendar year following the year of your death. If you do not designate a proper beneficiary, your interest is distributed over your remaining life expectancy.

Your surviving spouse, if the sole beneficiary, may elect to treat your Regular IRA as his or her own Regular IRA and delay taking any required minimum distributions until reaching his or her own age 70 1/2.

TAX CONSEQUENCES
Amounts paid to you or your beneficiary from your Regular IRA are taxable as ordinary income, except that you recover your nondeductible Regular IRA contributions tax-free ratably as they are paid out.

If a minimum distribution is not made from your IRA for a tax year in which it is required, the excess of the amount that should have been distributed over the amount that was actually distributed is subject to an excise tax of 50%.

TAX-FREE ROLLOVERS
Under certain circumstances, you, your spouse, or your former spouse (pursuant to a qualified domestic relations order) may roll over all or a portion of your distribution from another Regular IRA, a 401(a) qualified retirement plan, 401(k) plan, 403(b) plan, governmental 457 plan, into a Regular IRA. Such an event is called a Tax-Free Rollover and is a method for accomplishing continued tax deferral on otherwise taxable distributions from said plans. Rollover contributions are not subject to the contribution limits on Regular IRA contributions, but also are not tax deductible.

There are two ways to make a Tax-Free Rollover to your IRA:
(1) PARTICIPANT ROLLOVERS are accomplished by contributing part or all of the eligible distribution (which includes amounts withheld for federal income tax purposes) to your new IRA within 60 days following receipt of the distribution. Participant Rollover amounts are subject to a mandatory 20% federal income tax withholding except Participant Rollovers from another Regular IRA. Regular IRA to Regular IRA Rollovers are limited to one per distributing plan per 12 month period. However, you may transfer Regular IRA assets to another Regular IRA (where you do not directly receive a distribution) and such transfers are not subject to this limitation. Distributions from a SIMPLE IRA may not be rolled over or transferred to an IRA (which isn't a SIMPLE IRA) during the 2-year period following the date you first participate in any SIMPLE Plan maintained by your employer. (2) DIRECT ROLLOVERS are made by instructing the plan trustee, custodian, or issuer to pay the eligible portion of your distribution directly to the trustee, custodian or issuer of the receiving IRA. Direct Rollover amounts are not subject to mandatory federal income tax withholding.

Certain distributions are NOT considered to be eligible for Rollover and include:
        a. distributions which are part of a series of substantially equal periodic payments (made at least annually) for 10 years or more;
        b. required minimum distributions made during or after the year you reach age 70 1/2;
        c.  any hardship distributions made under the terms of the plan; and
        d. amounts in excess of the cash (except for certain loan offset amounts) or in excess of the proceeds from the sale of property distributed.

Under certain circumstances, you may roll over all or a portion of your eligible distribution from your Regular IRA to a 401(a) qualified retirement plan, 401(k) plan, 403(b) plan, or governmental 457 plan (no Regular IRA Rollovers to Simple IRAs are allowed). However, you may not roll after-tax contributions from your Regular IRA to a 401(a), 401(k) plan, 403(b) plan, or governmental 457 plan.

FOR RULES APPLICABLE TO ROLLOVERS OR TRANSFERS TO ROTH IRAS, SEE THE PARAGRAPHS ON ROTH IRA, NEXT PAGE.

SEP IRA

A SEP IRA Plan allows self-employed people and small business owners to establish SEP IRAs for the business owner and eligible employees, if any. SEP IRAs have specific eligibility and contribution limits (as described in IRS form 5305-SEP); otherwise SEP IRAs follow the same rules as Regular IRAs.

OM FINANCIAL QUALIFIED PLAN DISCLOSURE  - A: 3 -

ROTH IRA

ELIGIBILITY
You are eligible to make annual contributions to a Roth IRA if you receive compensation from employment, earnings from self-employment, or alimony, and your (and your spouse's) AGI is within the limits described below. Also, you may contribute to a different Roth IRA, established by your spouse (spousal Roth
IRA), out of your compensation or earned income for any year. Unlike Regular IRAs, if eligible, you may contribute to a Roth IRA even after age 70 1/2.

LIMIT ON ANNUAL CONTRIBUTIONS
You can make annual contributions to a Roth IRA of up to the Annual Contribution Limit or 100% of your compensation or earned income, whichever is less, subject to the limitations below. The Annual Contribution Limit is $4,000 for 2005 through 2007, and $5,000 thereafter. If you are age 50 or older, the Annual Contribution Limits are increased by $1,000 per year thereafter, so long as your earned income or compensation is greater than the Annual Contribution Limit. Beginning in 2009, the Annual Contribution Limits will be increased by the IRS to reflect inflation.

If each spouse earns at least the Annual Contribution Limit, each may make the maximum contribution to his or her Roth IRA, subject to the limitations discussed below. However, if one spouse earns less than the Annual Contribution limit, but both spouses together earn at least twice the Annual Contribution Limit, it may be advantageous to use the spousal Roth IRA. The total contributions to both Roth IRAs may not exceed the lesser of twice the Annual Contribution Limit or 100% of you and your spouse's combined compensation or earned income.

The Annual Contribution limit is the maximum that can be contributed to all IRAs (Roth and Regular) by an individual in a year. The maximum amount that may be contributed to your Roth IRA is always reduced by any amount that you have contributed to your Regular IRAs for the year.

The maximum amount you or your spouse may contribute to a Roth IRA is limited based on your tax filing status and your (and your spouse's) AGI. You may contribute the maximum contribution to your Roth IRA if you are single and your AGI is less than $95,000. Your ability to contribute to your Roth IRA is phased out at $110,000. You may contribute the maximum contribution to your Roth IRA if you are married filing jointly and your AGI is less than $150,000. Your ability to contribute to your Roth IRA is phased out at $160,000. Roth IRA contributions must be made by the due date, not including extensions, for filing your tax return. A CONTRIBUTION MADE BETWEEN JANUARY 1 AND THE FILING DUE DATE FOR YOUR RETURN, MUST BE SUBMITTED WITH WRITTEN DIRECTION THAT IT IS BEING MADE FOR THE PRIOR TAX YEAR OR IT WILL BE TREATED AS MADE FOR THE CURRENT TAX YEAR.

DEDUCTIBILITY OF CONTRIBUTIONS
Unlike a Regular IRA, contributions to your Roth IRA are not deductible.

EXCESS CONTRIBUTIONS
If you contribute in excess of the maximum contribution limit allowed in any year, the excess contribution could be subject to a 6% excise tax. The excess is taxed in the year the excess contribution is made and each year that the excess remains in your Roth IRA.

If you should contribute more than the maximum amount allowed, you can eliminate the excess contribution as follows: ? You may withdraw the excess contribution and net earnings attributable to it before the due date for filing your federal income tax in the year the excess contribution was made. Any earnings so distributed will be taxable in the year for which the contribution was made and may be subject to the 10% premature distribution tax.
? If you elect not to withdraw an excess contribution, you may apply the excess against the contribution limits in a later year. This is allowed to the extent you under-contribute in the later year. The 6% excise tax will be imposed in the year you make the excess contribution and each subsequent year, until eliminated. To the extent an excess contribution is absorbed in a subsequent year by contributing less than the maximum deduction allowable for that year, the amount absorbed will be deductible in the year applied (provided you are eligible to take a deduction).

TAX ON WITHDRAWALS FROM YOUR ROTH IRA
You can make withdrawals from your Roth IRA at any time and the principal amounts that you contributed are always available to be withdrawn by you tax-free. Withdrawal of amounts considered earnings or growth will also be tax-free if the following requirements are met: 1) the withdrawal must satisfy the five-year holding period and be made either on or after you reach 59 1/2, due to your death or disability, or for qualified first-time homebuyer expenses (up to an aggregate lifetime maximum of $10,000 from all types of IRAs).

If the requirements for a tax-free withdrawal are not met, a withdrawal consisting of your own prior contribution amounts for your Roth IRA will not be considered taxable in the year you receive it, nor will the 10% penalty apply. A non-qualified withdrawal that is considered earnings on your contributions is includible in your gross income and may be subject to the 10% withdrawal penalty. Also, the 10% premature distribution penalty tax may apply to conversion amounts distributed even though they are not includable in income, if the distribution is made within the 5-taxable-year period beginning on the first day of the individual's taxable year in which the conversion contribution was made.

REQUIRED PAYMENTS FROM YOUR ROTH IRA
Unlike a Regular IRA, while you are living, there are no distribution requirements for your Roth IRA.

After your death, if you have begun to receive distributions under an annuity option (not including an interest only option), the remaining Contract value will continue to be distributed to your designated beneficiary according to the terms of the elected options, provided that method satisfies IRC requirements.

If you die before your entire interest in the Contract is distributed, your entire interest in your Roth IRA generally must be distributed no later than the end of the fifth calendar year after your death occurs ("five-year payout rule"). Your designated beneficiary may elect to receive distributions over a period not longer than his or her life expectancy, if the election is made and distributions begin on or before the end of the year following the year of your death. Otherwise, the entire benefit must be paid under the five-year payout rule.

If the sole designated beneficiary is your surviving spouse, the spouse may elect to treat the Roth IRA as his or her own.

OM FINANCIAL QUALIFIED PLAN DISCLOSURE  - A: 4 -

ROLLOVERS AND CONVERSIONS
You may roll over any amount from an existing Roth IRA to another Roth IRA. Under certain circumstances, you may also convert an existing Regular IRA to a Roth IRA. You can roll over distributions from a traditional IRA to a Roth IRA if your AGI is $100,000 or less and you convert such amounts within 60 days after distribution. Note that contributions to a Roth IRA are not deductible and income limits apply. There may be additional income tax consequences upon such a conversion. CONSULT YOUR TAX ADVISOR TO DETERMINE OTHER CONSIDERATIONS WHEN CONVERTING A TRADITIONAL IRA TO A ROTH IRA

Rollovers from a 401(a) qualified retirement plan, 401(k) plan, 403(b) plan, or governmental 457 plan to a Roth IRA are not allowed.

RECHARACTERIZATION
You may correct an IRA contribution or conversion by recharacterizing your contribution or conversion. For example, you may have contributed to a Regular IRA (first IRA) and then decided to contribute to a Roth IRA (second IRA). You may accomplish a recharacterization by making a trustee-to-trustee transfer (including any net income attributable to the contribution) from the first IRA to the second IRA, on or before your tax return due date for reporting the contribution to the first IRA. Once the transfer is made, the election is irrevocable. Recharacterizing a contribution treats it as contributed to the second IRA on the same date as initially contributed to the first IRA. If you elect to recharacterize a contribution, you must report it on your Federal income tax return as made to the second IRA, instead of the first. CONSULT YOUR TAX ADVISER BEFORE RECHARACTERIZING A CONTRIBUTION.


GENERAL INFORMATION AND RESTRICTIONS FOR ALL IRAS

LUMP SUM DISTRIBUTION
If you decide to receive the entire value of your IRA Plan in one lump sum, the full amount is taxable when received (except as to non-deductible contributions to a Regular IRA or to a Roth IRA, or "qualified distributions" from a Roth
IRA), and is not eligible for the special 5 or 10 year averaging tax rules under IRC Section 402 on lump sum distributions which may be available for other types of Qualified Retirement Plans

NONTRANSFERABILITY
You may not transfer, assign, pledge or sell your IRA to anyone (except in the case of transfer incident to divorce).

NONFORFEITABILITY
The surrender value of your IRA belongs to you at all times, without risk of forfeiture.

LOANS AND PROHIBITED TRANSACTIONS
If you engage in a so-called prohibited transaction as defined by the Internal Revenue Code, your IRA will be disqualified and the entire taxable balance in your Regular IRA account, and the amount of earnings or gains in your Roth IRA account, will be taxed as ordinary income in the year of the transaction. You may also have to pay the 10% penalty tax. For example, IRAs do not permit loans. You may not borrow from your IRA (including Roth IRAs) or pledge it as security for a loan. A loan would disqualify your entire IRA and cause the entire IRA to be treated as distributed. The full value would be includable in your taxable income in the year of violation and, if applicable, be subject to the 10% penalty tax on premature distributions. A pledge of your IRA as security for a loan would cause a constructive distribution of the portion pledged and also be subject to the 10% penalty tax.

FINANCIAL DISCLOSURE
Contributions to your IRA will be invested in a variable annuity Contract. The variable annuity Contract, its operation, and all related fees and expenses are explained in detail in the prospectus to which this Disclosure Statement is attached.

Growth in the value of your variable annuity Contract IRA cannot be guaranteed or projected. The income and expenses of your variable annuity Contract will affect the value of your IRA. Dividends from net income earned are reduced by investment advisory fees and also by certain other costs. For an explanation of these fees and other costs, please refer to your prospectus.


STATUS OF OUR IRA PLAN

We may, but are not obligated to, seek IRS approval of your Regular IRA or Roth IRA form. Approval by the IRS is optional to us as the issuer. Approval by the IRS is to form only and does not represent a determination of the merits of the Regular IRA or Roth IRA.


OM FINANCIAL QUALIFIED PLAN DISCLOSURE  - A: 5 -

                                    THANK YOU

for reviewing this Prospectus. You should also review the series fund prospectuses for the underlying portfolios of the Subaccounts you wish to select.

                             IF YOU HAVE QUESTIONS,
                      contact your sales representative, or
                              write or call us at:

                       OM Financial Life Insurance Company
                                 Service Center
                                 P.O. Box 725049
                           Atlanta, Georgia 31139-2049

                                       or
                             6425 Powers Ferry Road
                             Atlanta, Georgia 30339
                            Telephone: 1-866-599-2760
                               Fax: 1-770-690-1967
                                    omfn.com

                           REMEMBER, THE CORRECT FORM
is important for us to accurately process your Contract elections and changes. Many can be found in the "on-line services" section of our Web Site. Or, call us at our toll-free number and we will send you the form you need.


| |     STATEMENT OF ADDITIONAL INFORMATION TABLE OF CONTENTS

      A Statement of Additional Information and other information about us and the Contract with the same date as this prospectus contains more details concerning the disclosures in this prospectus.

      For a free copy, access it on the SEC's Web Site (WWW.SEC.GOV, select "Search for Company Filings", then "Variable Insurance Products", then type "Beacon Advisor"), or write or call us. Here is the Table of Contents for the Statement of Additional Information:


                ----------------------------------- ---------

                                                     BEGIN
                                                    ON PAGE
                ----------------------------------- ---------

                General Information and History        1
                Purchase of Securities Being
                Offered
                Underwriters
                Calculation of Contract Values

                ----------------------------------- ---------

                Other Information                      2
                OM Financial Asset Allocation
                Program

                ----------------------------------- ---------

                Independent Administrator              4
                Service Marks and Copyright
                Financial Statements
                ----------------------------------- ---------




(C) OM Financial Life Insurance Company




BEACON ADVISOR PROSPECTUS     LAST PAGE  SEC REGISTRATION #811-21952, 333-142420

Statement of Additional Information: ________, 2007 to accompany Contract Prospectus as of the same date.

                                                    SEC REGISTRATION #333-142420

BEACON ADVISOR                               OM Financial Life Insurance Company
Flexible Premium                                    Old Mutual Financial Network
Deferred Variable Annuity Contract                           Separate Account VA
--------------------------------------------------------------------------------

This Statement of Additional Information is not a prospectus. It contains information in addition to and more detailed than set forth in the Contract prospectus and should be read in conjunction with the Contract prospectus. The Contract prospectus may be obtained from our Service Center by writing us at P.O. Box 725049, Atlanta, Georgia, 31139-2049, or by calling us at 1-866-599-2760. Defined terms used in the current prospectus for the Contract are incorporated in this Statement.

                                TABLE OF CONTENTS

                                                         PAGE

                General Information and History...........1
                Purchase of Securities Being Offered
                Underwriters
                Calculation of Contract Values

                Other Information.........................2
                OM Financial Asset Allocation program

                Independent Administrator................. 4
                Service Marks and Copyright
                Financial Statements


                         GENERAL INFORMATION AND HISTORY

Old Mutual Financial Network Separate Account VA is a separate investment account of OM Financial Life Insurance Company ("we, us, our, OM Financial"). OM Financial is a stock life insurance company organized under the insurance laws of the State of Maryland in 1959. Prior to January 1, 2007, OM Financial was known as Fidelity and Guaranty Life Insurance Company. The history, operations and authority of Fidelity and Guaranty Life Insurance Company were not affected by the name change. We issue life insurance and annuities throughout the United States (except New York). We are an indirect wholly-owned subsidiary of Old Mutual, plc ("Old Mutual"). "Old Mutual" and "Old Mutual Financial Network"
(OMFN) are marketing names for the U.S. life insurance and annuity operations of Old Mutual plc, including OM Financial Life Insurance Company (variable annuity products offered through Old Mutual Financial Network Securities, Inc.). Old Mutual Financial Network Separate Account VA was established by OM Financial on July 31, 2006.

All matters of state and federal law pertaining to the Contract have been reviewed by our internal legal staff.

                      PURCHASE OF SECURITIES BEING OFFERED

The Contract will be sold by licensed insurance agents in states where the Contract may be lawfully sold. The agents will be registered representatives of broker-dealers that are registered under the Securities Exchange Act of 1934 and members of the National Association of Securities Dealers, Inc. (NASD).

                                  UNDERWRITERS

The Contract is offered continuously and is distributed by Old Mutual Financial Network Securities, Inc. ("OMFN Securities"), 1117 Perimeter Center West, Suite E212, Atlanta, Georgia. OMFN Securities is a wholly-owned subsidiary of ours. OMFN Securities sells the Contract directly to purchasers. The Contract is also offered to the public through registered representatives of various broker-dealers ("Distributors") that have entered into selling agreements with us and OMFN Securities to distribute the Contracts. We do not pay commissions upon sales of the Contract. Because we and OMFN Securities just began distribution of registered insurance products in 2007, we have not paid compensation to OMFN Securities for any period subject to disclosure.

                         CALCULATION OF CONTRACT VALUES

On the Contract Date, the Contract Value equals the initial premium less any charge for applicable premium taxes. On any Business Day thereafter, the Contract Value equals the sum of the values in the Separate Account Subaccounts and the General Account options. The Contract Value is expected to change from day to day, reflecting the expenses and investment experience of the selected Subaccounts and interest credited in the General Account options as well as the deductions for charges under the Contract. The calculation to determine the value of each Subaccount option is described below. Your Contract provides the contractual information regarding General Account options. The description below is designed to provide a description of General Account Fixed Interest Option Value as it may affect total Contract Value.

                                     SAI 1

o     SUBACCOUNT VALUE
      The value of a Subaccount is:
      (a) the number of Subaccount Accumulation Units as of the end of the preceding Contract Month; plus
      (b) any Subaccount Accumulation Units purchased with net premium since the end of the previous Contract Month; plus
      (c) any Subaccount Accumulation Units purchased with Contract value transferred from other investment options since the end of the previous Contract Month; minus
      (d) any Subaccount Accumulation Units redeemed due to transfers from the Subaccount since the end of the previous Contract Month and to pay associated transfer fees; minus
      (e) any Subaccount Accumulation Units redeemed due to partial withdrawals from the Subaccount since the end of the previous Contract Month and to pay associated withdrawal charges; minus
      (f) any Subaccount Accumulation Units redeemed to pay the Subaccount's share of the monthly Contract Fee on the Contract Monthly Anniversary; minus
      (g) any Subacount Accumulation Units redeemed to pay the Subaccount's share of any optional features; and this result multiplied times
      (h) the Subaccount's current Accumulation Unit value.

                                OTHER INFORMATION

A registration statement has been filed with the SEC under the Securities Act of 1933, as amended, with respect to the Contract described in this Statement of Additional Information. Not all information set forth in the registration statement is addressed in the Contract prospectus or this Statement. Information in the prospectus and this Statement are intended to be summaries. For a complete description of the terms of the registration, refer to the documents we file with the SEC. They may be accessed on the SEC's Web site at WWW.SEC.GOV, select "Company Filings," then "Variable Insurance Product," and type in "Beacon Advisor" or you may review and copy it (for a fee) at the SEC's Public Reference Room in Washington D.C. (Call the SEC at 1-800-SEC-0330 for details and public hours.)


                      OM FINANCIAL ASSET ALLOCATION PROGRAM
                                 offered through
                       OLD MUTUAL CAPITAL, INC. ("OMCAP")

THE SERVICE
As part of the "OM Financial Asset Allocation" program, OMCAP, our affiliate, based upon the recommendations of Standard & Poor's Investment Advisory Services, LLC ("SPIAS"), offers five asset allocation models (the "Models"), each representing different profiles of potential investment risk, which are available exclusively in connection with the Contracts and other contracts that OM Financial may offer. The Models only include Separate Account investment options. As a service to OMCAP, SPIAS evaluates and updates the Models annually. In the future, OMCAP may change the firm it uses to develop, evaluate and update the Models, or may use no independent firm at all.

SPIAS is a registered investment adviser and a wholly-owned subsidiary of The McGraw-Hill Companies, Inc. SPIAS is not affiliated with us or our affiliates. SPIAS does not provide advice to our underlying clients. SPIAS does not act as "fiduciary" or as an "investment manager", as defined under ERISA, to any investor. SPIAS is not responsible for client suitability.

This product is not endorsed, sold or promoted by SPIAS and its affiliates, and SPIAS and its affiliates make no representation regarding the advisability of investing in the product. With respect to the Models recommended by SPIAS, investors should realize that such information is provided only as a general guideline. SPIAS does not have any discretionary authority or control with respect to purchasing or selling securities or making other investments. There is no agreement or understanding whatsoever that SPIAS will provide individualized advice to any investor. SPIAS does not take into account any information about any investor or any investor's assets when creating or providing recommendations to its clients or maintaining any model. Individual investors should ultimately rely on their own judgment and/or the judgment of a financial advisor in making their investment decisions. SPIAS may include in a model portfolio or substitution list, otherwise present as an investment option and/or recommend for investment certain funds to which Standard & Poor's or an affiliate licenses certain intellectual property or otherwise has a financial interest, including exchange-traded funds whose investment objective is to substantially replicate the returns of a proprietary Standard & Poor's index, such as the S&P 500. SPIAS includes these funds in models, otherwise presents them as an investment option and/or recommends them for investment based on asset allocation, sector representation, liquidity and other factors; however, SPIAS has a potential conflict of interest with respect to the inclusion of these funds. In cases where Standard & Poor's or an affiliate is paid fees that are tied to the amount of assets that are invested in the fund or the volume of trading activity in the fund, investment in the fund will generally result in Standard & Poor's or an affiliate earning compensation in addition to the fees received by SPIAS in connection with its provision of services. In certain cases there may be alternative funds that are available for investment that will provide investors substantially similar exposure to the asset class or sector.

                                     SAI 2

Analytic services and products provided by Standard & Poor's are the result of separate activities designed to preserve the independence and objectivity of each analytic process. Standard & Poor's has established policies and procedures to maintain the confidentiality of non-public information received during each analytic process.

If you choose to utilize the OM Financial Asset Allocation program, OMCAP will serve as your investment adviser for the service solely for purposes of offering the program Models and periodic updates of the Models, based upon the recommendations of SPIAS, and for providing instructions to us with respect to allocation of your initial premium and Contract Value to a Model.

If you choose to utilize the OM Financial Asset Allocation program, OMCAP instructs us to allocate your initial premium (in the case of a new application) or accumulated value, as applicable, to the investment options according to the Model you select, to similarly allocate subsequent premium, and to periodically automatically reallocate your accumulated value or premium payments. Your Contract value will be rebalanced quarterly consistent with your selected Model.

THE OM FINANCIAL ASSET ALLOCATION MODELS
Development of the OM Financial Asset Allocation Models is a two-step process. First, an optimization analysis is performed to identify preliminary asset classes and their weightings. Final asset classes and weightings are selected based upon market and economic factors and the experience of portfolio analysts. Next, a determination is made of how available investment options meeting certain criteria can be used to implement the asset class level allocations. The investment options are selected by evaluating the asset classes represented by the underlying portfolios and combining investment options to arrive at the desired asset class exposure. Investment options are selected in a way intended to optimize potential returns for each model, given a targeted unit of risk. This process could, in some cases, result in the inclusion of an investment option in a Model based on its specific asset class exposure or other specific optimization factors, even where another investment option may have better historical performance.

ANNUAL UPDATES OF THE MODELS AND NOTICES OF UPDATES
Each Model is evaluated annually to assess whether the combination of investment options within each Model should be changed to better seek to optimize the potential return for the level of risk tolerance intended for the Model. As a result, each Model may change, and the investment options used within a Model may change.

When your selected Model is updated, OMCAP instructs us to reallocate your accumulated value and any subsequent premium payments in accordance with any changes to the Model you have selected after you have received written notice of the changes. This means the allocation of your accumulated value, and potentially the investment options in which you are invested, will change and your accumulated value and any subsequent premium payments will be reallocated among the investment options in your updated Model (independently of the automatic quarterly rebalancing). OMCAP requires that you give them investment authority to periodically instruct us to reallocate your accumulated value and any subsequent premium payments in accordance with the updated version of the Model you have selected, if you wish to participate in the OM Financial Asset Allocation program.

When SPIAS updates the Models for OMCAP, we will send you written notice of the updated Models at least 30 days in advance of the date the updated Models are to be effective. If you wish to accept the changes in your selected Model, you will not need to take any action, as your Contract value and any subsequent premium will be reallocated pursuant to the updated Model. If you do not wish to accept the changes to your selected Model, you can change to a different Model by submitting new allocation instructions on a form we accept, or withdraw from the OM Financial Asset Allocation program by sending us your signed notice. We will inform OMCAP of your decision.

RISKS
Although the OM Financial Asset Allocation Models are designed to seek to optimize returns given the various levels of risk, there is no assurance that an underlying Model portfolio will not lose money or that investment results will not experience volatility. Investment performance of your accumulated value could be better or worse by participating in an OM Financial Asset Allocation Model than if you had not participated. A Model may perform better or worse than any single investment option or asset class or other combinations of investment options or asset classes. Model performance is dependent upon the performance of the component investment options (and their underlying portfolios). The timing of your investment and the automatic quarterly rebalancing may affect performance. Your accumulated value will fluctuate, and when redeemed, may be worth more or less than the original cost.

Periodic updating of the Models can cause the underlying portfolios to incur transaction expenses to raise cash for money flowing out of the portfolios or to buy securities with money flowing into the portfolios. These expenses can adversely affect performance of the underlying portfolios and the Models.

                                     SAI 3

The Old Mutual VA Asset Allocation Subaccounts differ from the OM Financial Asset Allocation program, as described in the prospectus. OMCAP, as the advisor to the Old Mutual VA Asset Allocation portfolios available under the Contract, may be subject to competing interests that have the potential to influence its decision making with regard to the Models. In addition, OMFN Securities, an affiliate of us and OMCAP, is compensated as the principal underwriter for the Contracts, and may also receive compensation from other sources which could result in competing interests that have the potential to influence OMCAP's decision making with regard to the Models. The Old Mutual Financial Asset Allocation Models are developed for OMCAP by Standard and Poor's Investment Advisor Services, LLC ("SPIAS"), a registered investment advisor. Neither OMCAP nor we dictate to SPIAS the number of portfolios in a Model, the percent that any portfolio represents in a Model, or which portfolios may be recommended (other than to require exclusion of any portfolio that is expected to be liquidated, merged into another portfolio, or otherwise closed). OMCAP and we believe consideration of recommendations of SPIAS to develop and update the Models reduces or eliminates the potential for OMCAP and us to be influenced by these competing interests, but there can be no assurance of this.

OMCAP and we are under no obligation to continue the OM Financial Asset Allocation program, or any asset allocation program, and have the right to terminate or change such services at any time.

                            INDEPENDENT ADMINISTRATOR

We have contracted with McCamish Systems ("McCamish") to provide administrative services on our behalf and in our name for the Contract. From its Atlanta, Georgia operations center, McCamish provides services to our Contract owners including new business processing and Contract issue, call center for Contract administrative issues, Contract maintenance, claims processing, and payment dispersal. McCamish administers life and annuity policies for multiple insurers, including other variable annuity contracts, and also licenses their administration system to yet other insurers for administering their life and annuity business. As a service provider to the Separate Account, McCamish is subject to monitoring under the Separate Account's compliance program required by the 1940 Act. McCamish is independent of us and our affiliates, but we have an established relationship with McCamish through business McCamish administers for another company affiliated with us. McCamish's principal office address is the Service Office address 6425 Powers Ferry Road, Atlanta, Georgia, 30339. You may contact us in writing with questions about McCamish's services at OM Financial Life Insurance Company, attn: Manager, Variable Product Administration, 1117 Perimeter Center West, Suite E212, Atlanta, Georgia 30338.

                           SERVICE MARKS AND COPYRIGHT

"Old Mutual Financial Network," "Old Mutual," "OM Financial Life Insurance Company" "Beacon Advisor," and the three-anchor symbol are registered service marks. The Contract and Contract prospectus are copyrighted by OM Financial Life Insurance Company.

"Standard & Poor's" is a trademark of the McGraw-Hill Companies, Inc. and has been licensed for use by Old Mutual Financial Network.

                              FINANCIAL STATEMENTS
The statutory financial statements for OM Financial Life Insurance Company as of December 31, 2006 and 2005, and for the years then ended, included in the Statement of Additional Information, have been included herein in reliance of the report of KPMG LLP, an independent registered public accounting firm, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing. The KPMG LLP audit report dated April 24, 2007, includes explanatory language that states that OM Financial Life Insurance Company prepared the statutory financial statements using accounting principles prescribed or permitted by the Maryland Insurance Administration, which practices differ from U.S. generally accepted accounting principles. Accordingly, the KPMG LLP report states that the statutory financial statements are not presented fairly in conformity with U.S. generally accepted accounting principles and further states that those financial statements are presented fairly, in all material respects, in conformity with statutory accounting principles. The principal business address of KPMG LLP is 111 South Calvert Street, Baltimore, Maryland 21202.

OM Financial's financial statements follow this page of this Statement of Additional Information. They bear only on our ability to meet our obligations under the Contract, and should not be considered as bearing on the investment performance of the assets held in the Separate Account. No financial statements are included for the Separate Account as it has not yet commenced operations as of the date of this Statement.

                                     SAI 4

OM FINANCIAL LIFE INSURANCE COMPANY

INDEX TO STATUTORY FINANCIAL STATEMENTS


                                                                            PAGE
--------------------------------------------------------------------------------

Report of Independent Registered Public Accounting Firm                       1

Statutory Financial Statements:

     Statutory Statements of Admitted Assets, Liabilities, and Capital
       and Surplus                                                            2
     Statutory Statements of Operations                                       4
     Statutory Statements of Changes in Capital and Surplus                   5
     Statutory Statements of Cash Flow                                        6
     Notes to Statutory Financial Statements                                  7

             REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM


The Board of Directors
OM Financial Life Insurance Company:

We have audited the accompanying statutory statements of admitted assets, liabilities, and capital and surplus of OM Financial Life Insurance Company (the Company) as of December 31, 2006 and 2005, and the related statutory statements of operations, changes in capital and surplus, and cash flow for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As described more fully in Note 1 to the financial statements, the Company prepared these financial statements using accounting practices prescribed or permitted by the Maryland Insurance Administration, which practices differ from U.S. generally accepted accounting principles. The effects on the financial statements of the variances between the statutory accounting practices and U.S. generally accepted accounting principles, although not reasonably determinable, are presumed to be material.

In our opinion, because of the effects of the matter discussed in the preceding paragraph, the financial statements referred to above do not present fairly, in conformity with U.S. generally accepted accounting principles, the financial position of the Company as of December 31, 2006 and 2005, or the results of its operations or its cash flows for the years then ended.

Also, in our opinion, the financial statements referred to above present fairly, in all material respects, the admitted assets, liabilities, capital and surplus of the Company as of December 31, 2006 and 2005, and the results of its operations and its cash flow for the years then ended, on the basis of accounting described in Note 1.


/s/ KPMG LLP

Baltimore, Maryland
April 24, 2007

OM FINANCIAL LIFE INSURANCE COMPANY

STATUTORY STATEMENTS OF ADMITTED ASSETS,
LIABILITIES, AND CAPITAL AND SURPLUS

as of December 31
(dollars in thousands)                                    2006          2005
--------------------------------------------------------------------------------

ADMITTED ASSETS
Bonds                                                $ 14,541,535  $ 14,732,961
Preferred stocks                                        1,312,711       491,395
Common stocks                                              45,561        51,973
Investments in subsidiaries                                35,562        37,318
Mortgage loans on real estate                              22,489        31,869
Cash and short-term investments                         1,764,625       556,221
Policy loans                                               80,639        79,525
Surplus debentures                                        102,651       155,067
Investment in limited partnerships                         26,121        33,481
Receivable for securities                                  22,283        10,681
Derivative instruments                                      2,175        53,189
                                                       -----------   -----------
    Total cash and invested assets                     17,956,352    16,233,680

Investment income due and accrued                         204,709       185,481
Deferred and uncollected premiums, net of loading
  (2006, $67,207, 2005, $71,337)                           64,338        60,905
Amounts due from reinsurers                                61,192        43,121
Funds held by or deposited with reinsured companies        55,529        41,515
Federal and foreign income tax recoverable and
  interest thereon (including net deferred tax
  asset of $50,149 in 2006; $23,201 in 2005)               68,596        44,332
Receivable from parent, subsidiaries, and affiliates       23,183           191
Receivable from separate accounts                          42,002        43,450
Separate account prefunding                                     -        79,707
Other assets                                                5,688         5,938
                                                       -----------   -----------

    TOTAL ADMITTED ASSETS EXCLUDING SEPARATE ACCOUNTS  18,481,589    16,738,320
Separate accounts                                         534,045       745,194
                                                       -----------   -----------

    TOTAL ADMITTED ASSETS                            $ 19,015,634  $ 17,483,514
                                                       ===========   ===========

See Notes to Statutory Financial Statements.

OM FINANCIAL LIFE INSURANCE COMPANY

STATUTORY STATEMENTS OF ADMITTED ASSETS,
LIABILITIES, AND CAPITAL AND SURPLUS (CONTINUED)

as of December 31
(dollars in thousands, except for share data)             2006          2005
--------------------------------------------------------------------------------

LIABILITIES AND CAPITAL AND SURPLUS
LIABILITIES
Aggregate reserves-life, annuity and accident
  and health                                         $ 15,928,810  $ 14,433,550
Liability for deposit-type contracts                      893,122       769,626
Policy and contract claims                                 28,137        26,948
Other policyholders' funds                                    410           390
Amounts payable on reinsurance                             22,142             -
Interest maintenance reserve (IMR)                        158,914       240,705
General expenses due or accrued                            16,262        12,521
Taxes, licenses and fees due or accrued,
  excluding federal income taxes                            7,963         9,749
Remittances and items not allocated                        82,118        54,942
Asset valuation reserve                                    85,285        67,336
Liability for unauthorized reinsurance                     24,924             -
Payable to parent, subsidiaries and affiliates             11,112         5,472
Payable for securities                                    542,775       427,200
Accrued expenses and other liabilities                    118,607        79,004
                                                      ------------  ------------
     TOTAL LIABILITIES EXCLUDING SEPARATE ACCOUNTS     17,920,581    16,127,443
Separate accounts                                         465,292       679,963
                                                      ------------  ------------
     TOTAL LIABILITIES                                 18,385,873    16,807,406
                                                      ------------  ------------
CAPITAL AND SURPLUS
Common stock, par value $100 (50,000 shares
  authorized; 30,000 shares issued and outstanding)         3,000         3,000
Paid-in and contributed surplus                         1,035,114       906,614
Restricted surplus                                         67,597         2,766
Unassigned deficit                                       (475,950)     (236,272)
                                                      ------------  ------------
     TOTAL CAPITAL AND SURPLUS                            629,761       676,108
                                                      ------------  ------------
     TOTAL LIABILITIES AND CAPITAL AND SURPLUS       $ 19,015,634  $ 17,483,514
                                                      ============  ============


See Notes to Statutory Financial Statements.

OM FINANCIAL LIFE INSURANCE COMPANY

STATUTORY STATEMENTS OF OPERATIONS


for the years ended December 31
(dollars in thousands)                                    2006           2005
-------------------------------------------------------------------------------

REVENUES
Premium and annuity considerations                    $  2,276,748  $ 2,327,069
Consideration for supplementary contracts                    6,072        4,664
Net investment income                                      915,727      806,280
Amortization of IMR                                        281,217       77,258
Separate Accounts net gain (loss) from operations
  excluding unrealized gains or losses                       3,522       (1,913)
Commissions and expense allowances on
  reinsurance ceded                                        151,912      135,998
Reserve adjustments on reinsurance ceded                    53,037      521,108
Reserves received on reinsurance assumed                   267,253            -
Other miscellaneous income                                   9,134        6,193
                                                       ------------  ----------
     Total revenues                                      3,964,622    3,876,657
                                                       ------------  ----------
POLICY BENEFITS AND EXPENSES
Benefits:
     Death                                                  77,872       81,603
     Annuity                                               501,040      351,304
     Surrender benefits and other fund withdrawals       1,311,045      621,661
     Payments on supplementary contracts with life
       contingencies and other benefits                      9,620        7,257
                                                       ------------  ----------
     Total benefits                                      1,899,577    1,061,825
Increase in aggregate reserves-life, annuity and
  accident and health                                    1,518,074    2,231,863
Interest and adjustments on contract or
  deposit-type contract funds                               59,578       37,513
Commissions (direct and reinsurance assumed)               490,104      524,958
General insurance expenses                                 134,481      121,599
Taxes, licenses, and fees                                   18,208       16,917
Change in loading on deferred and uncollected premiums      (4,130)      18,847
Other expense                                                3,701         (187)
                                                       ------------  ----------
     Total policy benefits and expenses                  4,119,593    4,013,335
                                                       ------------  ----------
Loss from operations before dividends to
  policyholders and federal income tax                    (154,971)    (136,678)
Dividends to policyholders                                     272          216
                                                       ------------  ----------
Loss from operations before federal income tax            (155,243)    (136,894)
Federal income tax expense (benefit)                           910       (6,849)
                                                       ------------  ----------
LOSS FROM OPERATIONS                                      (156,153)    (130,045)

Net realized capital (loss) gain, net of applicable
  taxes (2006, $0; 2005, $0 and excluding net
  transfers to IMR 2006, $211,076; 2005, $27,963)           (7,473)       1,138
                                                       ------------  ----------
NET LOSS                                              $   (163,626) $  (128,907)
                                                       ============  ==========


See Notes to Statutory Financial Statements.

OM FINANCIAL LIFE INSURANCE COMPANY

STATUTORY STATEMENTS OF CHANGES IN CAPITAL AND
SURPLUS
                                                                                    PAID-IN AND
for the years ended December 31                                  NUMBER    COMMON   CONTRIBUTED   RESTRICTED  UNASSIGNED
(dollars in thousands, except for share data)                   OF SHARES  STOCK      SURPLUS      SURPLUS     (DEFICIT)   TOTAL
-----------------------------------------------------------------------------------------------------------------------------------
BALANCE AT DECEMBER 31, 2004                                    30,000    $ 3,000  $   755,214   $  3,008   $  (90,735)  $ 670,487

Net loss                                                             -          -            -          -     (128,907)   (128,907)
Change in net unrealized capital gains (losses)                      -          -            -          -      (47,535)    (47,535)
Change in net deferred income tax                                    -          -            -          -       63,589      63,589
Change in nonadmitted assets and related items                       -          -            -          -      (76,573)    (76,573)
Change in asset valuation reserve                                    -          -            -          -      (16,591)    (16,591)
Cumulative effect of changes in accounting principles                -          -            -          -        2,665       2,665
Capital contribution                                                 -          -      151,400          -            -     151,400
Amortization of restricted surplus for ceding commission
   on conisurance transaction                                        -          -            -       (242)           -        (242)
Unassigned surplus for ceding commission on modified
   conisurance transaction                                           -          -            -          -       34,474      34,474
Release of voluntary investment reserve                              -          -            -          -        2,500       2,500
Change in liability for reinsurance in unauthorized companies        -          -            -          -       20,719      20,719
Miscellaneous                                                        -          -            -          -          122         122
                                                               --------  --------- ------------ ---------- ------------  ----------
BALANCE AT DECEMBER 31, 2005                                    30,000      3,000      906,614      2,766     (236,272)    676,108

Net loss                                                             -          -            -          -     (163,626)   (163,626)
Change in net unrealized capital gains (losses)                      -          -            -          -       15,199      15,199
Change in net deferred income tax                                    -          -            -          -      105,205     105,205
Change in nonadmitted assets and related items                       -          -            -          -      (87,731)    (87,731)
Change in asset valuation reserve                                    -          -            -          -      (17,949)    (17,949)
Change in reserve due to change in valuation basis                   -          -            -          -       (2,086)     (2,086)
Capital contribution                                                 -          -      128,500          -            -     128,500
Reclassification of unamortized deferred ceding commission           -          -            -     63,866      (63,866)
Restricted surplus for ceding commission on
   modified coinsurance transaction                                  -          -            -      6,708            -       6,708
Amortization of restricted surplus for ceding commission
   on reinsurance transactions                                       -          -            -     (5,743)           -      (5,743)
Change in liability for reinsurance in unauthorized companies        -          -            -          -      (24,924)    (24,924)
Miscellaneous                                                        -          -            -          -          100         100
                                                               --------  --------- ------------ ---------- ------------  ----------
BALANCE AT DECEMBER 31, 2006                                    30,000    $ 3,000  $ 1,035,114   $ 67,597   $ (475,950)  $ 629,761
                                                               ========  ========= ============ ========== ============  ==========

See Notes to Statutory Financial Statements.

OM FINANCIAL LIFE INSURANCE COMPANY

STATUTORY STATEMENTS OF CASH FLOW


for the years ended December 31
(dollars in thousands)                                     2006         2005
--------------------------------------------------------------------------------

CASH FROM OPERATIONS
   Premiums collected net of reinsurance               $ 2,281,943  $ 2,327,005
   Net investment income                                   984,803      856,002
   Miscellaneous income                                    482,391      663,128
                                                        ----------   ----------
     Cash provided from revenues                         3,749,137    3,846,135
                                                        ----------   ----------

   Benefit and loss related payments                     1,901,847    1,070,889
   Commissions, expenses paid and aggregate
     write-in for deductions                               609,789      657,445
   Dividends paid to policyholders                             282          332
   Federal income taxes (recovered) paid                    (1,775)      24,556
                                                        ----------   ----------
     Cash applied to general and other expenses          2,510,143    1,753,222
                                                        ----------   ----------

       NET CASH FROM OPERATIONS                          1,238,994    2,092,913
                                                        ----------   ----------
CASH FROM INVESTMENTS
   Proceeds from investments sold, matured or repaid:
     Bonds                                               7,779,882    7,378,507
     Stocks                                                453,315       16,404
     Mortgage loans                                          9,380          662
     Other invested assets                                  58,958        1,541
     Miscellaneous proceeds                                465,811      307,525
                                                        ----------   ----------
       Total investment proceeds                         8,767,346    7,704,639
                                                        ----------   ----------
   Cost of investments acquired:
     Bonds                                               8,553,725    9,281,041
     Stocks                                                412,411      277,905
     Other invested assets                                       4      160,931
     Miscellaneous applications                             66,123      100,544
                                                        ----------   ----------
       Total investments acquired                        9,032,263    9,820,421
                                                        ----------   ----------

   Net increase (decrease) in policy loans                   1,276       (1,745)

                                                        ----------   ----------
       NET CASH USED BY INVESTMENTS                       (266,193)  (2,114,037)
                                                        ----------   ----------
CASH FROM FINANCING AND MISCELLANEOUS SOURCES
   Cash provided:
     Paid-in contribution                                  105,500      151,400
     Deposits on deposit-type contracts and
       other insurance liabilities                          21,892      132,959
     Other cash provided (applied)                         108,211      (85,499)
                                                        ----------   ----------
       NET CASH PROVIDED BY FINANCING AND
       MISCELLANEOUS SOURCES                               235,603      198,860
                                                        ----------   ----------

NET CHANGE IN CASH AND SHORT-TERM INVESTMENTS            1,208,404      177,736
CASH AND SHORT-TERM INVESTMENTS AT BEGINNING OF YEAR       556,221      378,485
                                                        ----------   ----------
CASH AND SHORT-TERM INVESTMENTS AT END OF YEAR         $ 1,764,625  $   556,221
                                                        ==========   ==========


See Notes to Statutory Financial Statements.

OM FINANCIAL LIFE INSURANCE COMPANY

NOTES TO STATUTORY FINANCIAL STATEMENTS

DECEMBER 31, 2006 and 2005
(dollars in thousands)
--------------------------------------------------------------------------------

NOTE 1:  BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The accompanying financial statements include the accounts of OM Financial Life Insurance Company (f/k/a Fidelity and Guaranty Life Insurance Company). Effective January 1, 2007, the Company changed its name to OM Financial Life Insurance Company (the "Company" or "OMFLIC"). The Company is a direct, wholly-owned subsidiary of Old Mutual U.S. Life Holdings, Inc. ("OMUSLH"), a Delaware corporation. OMUSLH is in turn an indirect, wholly owned subsidiary of Old Mutual plc of London, England ("OM"). Prior to June 30, 2006, all outstanding shares of the Company were owned by Omnia Life Insurance Company ("Omnia"), a Texas domiciled life insurance company and wholly owned subsidiary of OMUSLH. On June 30, 2006, Omnia declared an extraordinary dividend of all the outstanding shares of the Company to OMUSLH. Omnia was dissolved effective December 30, 2006.

The Company's primary business is the sale of individual life insurance products and annuities through independent agents, managing general agents, specialty brokerage firms and in selected institutional markets. Its principal products are deferred annuities (including equity-indexed annuities), immediate annuities and life insurance products. Premium revenues generated from equity-indexed annuities represent approximately 82% and 69% of total premium revenues in 2006 and 2005, respectively, significantly higher than the remaining products. The Company is licensed in forty-nine states and the District of Columbia and markets products in New York through its wholly owned subsidiary, OM Financial Life Insurance Company of New York (f/k/a Fidelity and Guaranty Life Insurance Company of New York) ("OMFLNY"), which is domiciled in New York.

(a) Basis of presentation

The preparation of financial statements in conformity with statutory accounting principles requires management to make estimates and assumptions that affect amounts reported in the financial statements and accompanying notes. Such estimates and assumptions could change in the future as more information becomes known, which could impact the amounts reported and disclosed herein.

Since the State of Maryland does not specifically prescribe by law or regulation reserving methodology for universal life policies or group annuities, the Company follows National Association of Insurance Commissioners (NAIC) reserving practices. These practices are as follows:

Universal Life: For older generation universal life policies the full account value is held as a reserve. For newer generation universal life policies, reserves are held based on a calculation according to the NAIC UL Model Regulation. The reserves calculated according to the NAIC UL Model Regulation equal the account value at the end of the surrender charge period which varies from 8 to 15 years.

Group Annuities: Many of the group annuities are used to fund qualified pension and/or profit sharing plans; for these annuities, the funds are not allocated to individual participants. The full account value is held as the reserve for these annuities. For the group annuities where the funds and/or benefits are allocated to the individual certificate holder, reserves are calculated according to the laws prescribed for individual annuities.

See Note 8 for a discussion of permitted practices.

OM FINANCIAL LIFE INSURANCE COMPANY

NOTES TO STATUTORY FINANCIAL STATEMENTS

DECEMBER 31, 2006 and 2005
(dollars in thousands)
--------------------------------------------------------------------------------

NOTE 1: BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

These financial statements have been prepared on the basis of accounting practices prescribed or permitted by the Maryland Insurance Administration. There are no material differences between these financial statements and the statutory accounting practices of the NAIC except for the impact of certain permitted practices described in note 8. These practices vary in certain respects from U.S. generally accepted accounting principles (GAAP) and are presumed to be material. The more significant variances from GAAP are as follows:

o In the statutory statements of admitted assets, liabilities, and capital and surplus, fair values of certain investments in bonds, unaffiliated preferred stocks and unaffiliated common stocks are based on values specified by the NAIC, rather than on actual or estimated fair values. For GAAP, such investments are designated at purchase as held-to-maturity, trading, or available-for-sale. Held-to-maturity investments are reported at amortized cost, and the remaining investments are reported at fair value with unrealized holding gains and losses reported in operations for those designated as trading and as a separate component of accumulated other comprehensive income in common shareholders' equity net of certain adjustments for those designated as available-for-sale.
o The costs of acquiring and renewing business are expensed when incurred. Under GAAP, acquisition costs related to traditional life insurance, to the extent recoverable from future policy revenues, are deferred and amortized over the premium-paying period of the related policies using assumptions consistent with those used in computing policy benefit reserves. For universal life insurance and investment products, to the extent recoverable from future gross profits, deferred policy acquisition costs are amortized generally in proportion to the present value of expected gross profits from surrender charges and investment, mortality, and expense margins.
o Certain policy reserves are calculated based on statutorily required interest and mortality assumptions rather than on estimated expected experience or actual account balances as is required under GAAP.
o Deferred federal income tax assets, net of deferred tax liabilities, arising from the differences between the financial statement and the tax bases of assets and liabilities are computed at the Company's current enacted tax rate. The net assets are limited based on admissibility tests in accordance with Statement of Statutory Accounting Principles ("SSAP") No. 10 "Income Taxes" and are recorded directly in unassigned deficit. Deferred income tax expense is recorded in operations under GAAP.
o Certain assets are designated as "nonadmitted" under statutory accounting practices. These assets include certain agents' debit balances, capitalized software, prepaid expenses and deferred tax assets. Nonadmitted assets are excluded from the statutory-basis balance sheet and are charged directly to unassigned deficit.
o The accounts and operations of the Company's subsidiaries are not consolidated with the accounts and operations of the Company as would be required under GAAP.

OM FINANCIAL LIFE INSURANCE COMPANY

NOTES TO STATUTORY FINANCIAL STATEMENTS

DECEMBER 31, 2006 and 2005
(dollars in thousands)
--------------------------------------------------------------------------------

NOTE 1: BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

o Under a formula prescribed by the NAIC, the Company defers the portion of realized gains and losses on sales of fixed maturity investments, principally bonds, preferred stocks, surplus debentures and mortgage loans, attributable to changes in the general level of interest rates. The Company amortizes those deferrals over the remaining period to expected maturity based on groupings of individual securities sold. The groupings are done in five-year bands. That net deferral is reported as the interest maintenance reserve ("IMR") in the accompanying statutory statements of admitted assets, liabilities, and capital and surplus. A negative IMR is reported as a nonadmitted asset. Realized gains and losses are reported in income net of tax and net of transfers to the IMR. Capital gain taxes are capitalized into IMR based on an actual tax calculation methodology; wherein tax operating losses are offset against tax capital gains prior to calculating capital gain taxes. This method follows an actual tax return methodology approach and is applied on a standalone company level. Under GAAP, realized gains and losses are reported in the income statement on a pre-tax basis in the period that the asset giving rise to the gain or loss is sold or when there has been a decline in value deemed other than temporary. The asset valuation reserve ("AVR") is computed in accordance with an NAIC prescribed formula, and represents a provision for possible fluctuations in the value of bonds, equity securities, mortgage loans, real estate, and other invested assets. The asset valuation reserve is reported as a liability. Under GAAP, an asset valuation reserve is not established.
o Policy and contract liabilities ceded to reinsurers have been reported as reductions of the related reserves rather than as assets as is required under GAAP.
o Revenues for universal life insurance and investment products, except those that do not incorporate mortality or morbidity risk, consist of the entire premium received and benefits represent the death and surrender benefits paid and the change in policy reserves. Under GAAP, premiums received in excess of policy charges are not recognized as premium revenue and benefits represent the excess of benefits paid over the policy account value and interest credited to the account values.
o A liability for reinsurance balances has been provided for unsecured policy reserves ceded to reinsurers unauthorized by the Maryland Insurance Administration to assume such business. Changes to those amounts are credited or charged to unassigned deficit. Under GAAP, an allowance for amounts deemed uncollectible would be established through a charge to earnings.
o Cash and short-term investments in the statement of cash flow represent cash balances and investments with initial maturities of one year or less. Under GAAP, the corresponding captions of cash and cash equivalents include cash balances and investments with initial maturities of three months or less.
o Unrealized gains/losses of derivative instruments not qualifying for hedge accounting are recorded as a surplus adjustment. Under GAAP, such unrealized gains/losses are reflected in the results of operations.

OM FINANCIAL LIFE INSURANCE COMPANY

NOTES TO STATUTORY FINANCIAL STATEMENTS

DECEMBER 31, 2006 and 2005
(dollars in thousands)
--------------------------------------------------------------------------------

NOTE 1: BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(b)  Investments

STATEMENT VALUES:
Investments are reported according to valuation procedures prescribed by the NAIC. Bonds are carried principally at amortized cost using the interest method, except for those written down to estimated fair value because of evidence of the issuer's inability to meet contractual obligations in full. Anticipated prepayments for loan-backed bonds and structured securities are considered when determining the accretion of discount or amortization of premium for these securities. Significant changes in estimated cash flows from the original purchase assumptions are accounted for using the retrospective method. The Company has elected to use the book value as of January 1, 1994 as the cost for applying the retrospective adjustment method to securities purchased prior to that date. Prepayment assumptions are obtained from dealer survey values and are consistent with the current interest rate and economic environment. Common stocks of unaffiliated companies are reported at year-end fair value as determined by the NAIC Securities Valuation Office (SVO). Preferred stocks are reported at cost.

The Company's insurance subsidiary is reported based upon the audited equity in the underlying statutory net assets, and the Company's noninsurance subsidiaries are reported based upon the audited GAAP equity in the net assets adjusted to a statutory basis. Short-term investments are carried at cost, which approximates fair value and include investments with maturities of less than one year at the date of acquisition. Mortgage loans and policy loans are reported at unpaid principal balances. There were no allowances for loan losses as of December 31, 2006 and 2005.

Surplus debentures are carried principally at amortized cost using the interest method, except for those with an NAIC rating less than 1. Surplus debentures with a NAIC rating less than 1 are valued (1) at outstanding face value when the notes were issued by a reporting entity whose capital and surplus is greater than or equal to the greater of 5% of its admitted assets or $6,000 or (2) by applying a "statement factor" to the outstanding face amount of the surplus notes when the notes were issued by a reporting entity when capital and surplus is less than or equal to the greater of 5% of its admitted assets or $6,000.

The Company deems a security to be other-than-temporarily impaired if the security was ever rated an NAIC 6, is in default of principal and/or interest, has traded at a price substantially less than its book value for more than one year or otherwise was deemed to be other than temporarily impaired. Further, for securities expected to be sold, an other-than-temporary impairment charge is recognized if the Company does not expect the fair value of the securities to recover prior to the expected date of sale. All securities are reviewed monthly by the Company's investment managers and the Investment Committee to see if any securities are other-than-temporarily impaired.

The statement value of the mortgage loans, limited partnerships and joint venture investments are periodically evaluated and adjusted for any perceived impairment in value. The amount of such writedown is charged directly to operations. A loan is determined to be impaired when, based on current information and events, it is probable that the Company will be unable to collect all amounts due according to the contractual terms of the loan agreement. No loans, limited partnership investments or joint venture investments were deemed to be materially impaired during 2006 or 2005.

OM FINANCIAL LIFE INSURANCE COMPANY

NOTES TO STATUTORY FINANCIAL STATEMENTS

DECEMBER 31, 2006 and 2005
(dollars in thousands)
--------------------------------------------------------------------------------

NOTE 1: BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

The Company uses a dynamic hedging program to economically hedge the equity linked liability underlying the Equity Indexed Annuities (EIAs). Exchange traded equity index futures as well as over-the-counter and exchange traded options are used to hedge the market exposures of the liabilities with the objective of offsetting fair value changes. The indices underlying both futures and options are the same indices referenced by the EIAs. The futures and options are matched to the liabilities with respect to index movements frequently and within tight tolerances. Other market exposures are hedged periodically depending on market conditions and the Company's risk tolerance. Dynamic hedging exposes the Company to volatility forecasting risk and the risk that unhedged market exposures result in divergence between changes in the fair value of the liabilities and the dynamic hedge. The Company uses a variety of techniques including direct estimation of market sensitivities and Value-at-Risk to monitor this risk daily. The Company intends to continue to adjust the strategy as market conditions and the Company's risk tolerance change.

The Company also uses a dynamic hedging program to economically hedge the liability underlying Multi-Year Guarantee Annuities (MYGAs). Exchange traded Treasury bond futures are used to hedge the changes to the fair value of MYGAs due to interest rate movements and changes in expected lapses. Dynamic hedging exposes the Company to volatility forecasting risk. If the Company's investment manager incorrectly forecasts Treasury bond volatility, the cost of the hedge may exceed the cost of other hedging strategies such as the purchase of Treasury bond options.

Options are included in invested assets at fair value. Initial and variation margins on futures contracts are included in short-term investments. Changes in unrealized gains or losses on options and futures contracts are reflected in surplus and realized gains or losses are recognized in IMR and amortized into income over the remaining duration of the derivative contract. The over-the-counter options expose the Company to potential credit loss in the event of nonperformance by counterparties. Nonperformance is not anticipated and, therefore, no collateral is held or pledged. The credit risk associated with these agreements is minimized by purchasing agreements from counterparties with NAIC designations of "1". The amount of exposure is the fair value for such agreements with each counterparty if the fair value is in the Company's favor. At December 31, 2006 and 2005, the total exposure was $2,175 and $53,189 and the maximum exposure with any individual counterparty was $675 and $19,941, respectively. The notional amount of the options held at December 31, 2006 and 2005 was $220,000 and $468,000, respectively. The Company had 10,307 and 6,916 open futures contracts with a potential exposure of $156,916 and $97,330 as of December 31, 2006 and 2005, respectively.

OM FINANCIAL LIFE INSURANCE COMPANY

NOTES TO STATUTORY FINANCIAL STATEMENTS

DECEMBER 31, 2006 and 2005
(dollars in thousands)
--------------------------------------------------------------------------------

NOTE 1: BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

INVESTMENT INCOME:
Interest on fixed maturities, except those in default, is recorded as investment income when it is earned and is adjusted for any amortization of premium or accretion of discount. Dividends are recorded as income on ex-dividend dates for common and preferred stock held on the day before the ex-dividend dates. Interest income from mortgage loans is recorded as earned, except on loans in foreclosure or where collection is uncertain. Interest income is recorded upon receipt for mortgage loans in foreclosure or where collection is uncertain. Interest on policy loans is recorded as investment income when earned. Also, realized gains and losses are determined on the trade date using the specific identification basis.

(c) Aggregate reserves

Life, annuity, and accident and health benefit reserves are developed by actuarial methods and are determined based on published tables using statutorily specified interest rates between 0.0 percent and 14.5 percent. The valuation methods provide, in the aggregate, reserves that are greater than or equal to the minimum or guaranteed policy cash values or the amounts required by the Maryland Insurance Administration or the NAIC.

During 2006, the Company changed two of its valuation methods. In both instances, the Company changed from one acceptable valuation method to another acceptable valuation method. The first method change increased the reserves for the return of premium benefit on certain of the Company's term life insurance policies at the beginning of 2006 by $99,231. The Company moved to the net level reserve method for this benefit from the Commissioners Reserve Valuation Method ("CRVM") which it had used prior to 2006. Under the CRVM method, a very low reserve is provided during the early years of a policy and then the reserve increases dramatically in the last few years of the policy. The net level reserve method produces a reserve which grows proportionally over the policy term. The second method change, which was approved by the Maryland Insurance Administration, decreased reserves for the Company's equity-indexed annuity policies and deferred annuity policies at the beginning of 2006 by $97,146. The Company moved from the continuous method of discounting policy benefit payments from the beginning of each policy year which it had used prior to 2006 to the curtate method which discounts policy benefit payments from the end of each policy year. The curtate method produces a lower reserve liability since the surrender charge decreases and the surrender value increases at the beginning of each policy year. These changes in reserve methods meet the definition of a change in accounting principle in accordance with SSAP No. 51 and are reflected as a net adjustment to beginning surplus of $2,086 in accordance with SSAP
No. 3.

The Company waives deduction of deferred fractional premiums upon the death of life and annuity policy insureds and returns any portion of the premium beyond the date of death. Surrender values are not promised in excess of the legally computed reserves. Additional reserves are established when the results of cash flow testing under various interest rate scenarios indicate the need for such reserves or the net premiums exceed the gross premiums on any insurance in force.

OM FINANCIAL LIFE INSURANCE COMPANY

NOTES TO STATUTORY FINANCIAL STATEMENTS

DECEMBER 31, 2006 and 2005
(dollars in thousands)
--------------------------------------------------------------------------------

NOTE 1: BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

The extra reserve for table rated extra premiums on permanent insurance is based on the extra premium and the year of issue of the contract. Factors varying from
0.20 for the first policy year to 6.64 for the twentieth policy year are applied to the premium. The extra reserves secured in this manner are approximately equivalent to the additional reserves needed for substandard mortality assumed to represent the increased mortality of the substandard risks. The extra reserve liability for table rated extra premiums on term insurance and for flat extra premiums on all insurance is taken as one-half of the extra annual premium for the insurance in force with these extra premiums. This is done on the assumption that the risks covered by the extra premium will have extra mortality that remains constant or decreases with increase in attained age.

At December 31, 2006 and 2005, the Company had $19,426,115 and $12,085,383,
respectively, of insurance in force for which the gross premiums are less than the net premiums according to the standard of valuation set by the Maryland Insurance Administration. Reserves to cover the deficiency on the above insurance in force totaled $300,774 and $84,088 at December 31, 2006 and 2005, respectively.

The Tabular Interest, Tabular Less Actual Reserve Released and Tabular Cost for life insurance products have been determined by formula. These amounts for annuity products have been determined from the basic data for the calculation of policy reserves. The Tabular Interest on funds not involving life contingencies for each valuation rate of interest is approximated based on cash flow interest credits as well as valuation rate of interest held at the beginning and end of the year of valuation. The liabilities related to guaranteed investment contracts and policyholder funds left on deposit with the Company generally are equal to fund balances.

(d) Recognition of premium revenues and related expenses

All premium and annuity considerations are recognized as revenue over the premium paying period except amounts received on contracts that do not incorporate mortality or morbidity risk. These premiums are recorded directly to a liability account. Expenses, including commissions and other policy acquisition, maintenance, and settlement costs, are charged to operations as incurred. Commissions and other acquisition costs, together with required additions to reserves, generally exceed the amount of the premium in the year that a policy is written.

(e) Participating insurance business

Participating business represented .05% and .05% of ordinary insurance in force and .03% and .02% of total premiums collected as of or for the years ended December 31, 2006 and 2005, respectively.

Dividends to policyholders are based on a dividend scale approved by the Company's Board of Directors.

OM FINANCIAL LIFE INSURANCE COMPANY

NOTES TO STATUTORY FINANCIAL STATEMENTS

DECEMBER 31, 2006 and 2005
(dollars in thousands)
--------------------------------------------------------------------------------

NOTE 1: BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(f) Reinsurance

Reinsurance premiums, commissions, expense reimbursement, claims and claim adjustment expenses related to reinsured business are accounted for on a basis consistent with that used in accounting for the original policies issued and with the terms of the reinsurance contracts and are reported net of amounts ceded to other companies.

A liability is provided for unsecured policy reserves on reinsurance ceded to companies not authorized to assume business in the state of Maryland. Changes in this liability are reported directly in unassigned deficit.

(g) Policy and contract claims

The liability for claims represents the amount needed to provide for the estimated ultimate cost of settling claims relating to insured events that have occurred on or before the end of the respective reporting period. The liability includes a provision for claims that have been reported to the insurer and claims related to insured events that have occurred but that have not been reported to the insurer.

(h) Separate Accounts

The separate accounts of the Company represent funds related to immediate annuity contracts without life contingencies that have been issued to the Federal Home Loan Bank of Atlanta ("FHLB"). There is an imputed interest rate guaranteed in the contracts. The assets supporting the contracts are carried at amortized cost. The general accounts of the Company provide funding for the separate accounts until the separate accounts are self sufficient. As of December 31, 2006 and 2005, $42,002 and $43,450, respectively, was receivable from the separate accounts as the result of normal activity. In addition, $79,707 was receivable from the separate accounts as of December 31, 2005 as result of pre-funding for an FHLB transaction. The separate accounts of the Company include reserves for contracts that are calculated on a basis consistent with the general account reserves.

(i) Taxes

The Company was part of a consolidated group consisting of Omnia, Americom Life & Annuity Insurance Company ("Americom"), OMFLNY and the Company (the "Life Group"), which will file a consolidated federal income tax return for the short taxable year beginning January 1, 2006 and ending June 30, 2006. This consolidated group terminated effective June 30, 2006, when common parent Omnia distributed the stock of its subsidiaries to its parent, OMUSLH. The companies will file separate short taxable year federal tax returns for the period from July 1, 2006 through December 31, 2006, with the Company and OMFLNY filing as a two-member consolidated group. All of these companies will join in the filing of a life/non-life consolidated federal tax return for tax year 2007 with their ultimate U.S. parent; Old Mutual (US) Holdings Inc. ("OMUSH"). No limitations will be placed on the sharing of net operating losses, tax credits, or capital losses among the life insurance companies as a result of these transactions.

OM FINANCIAL LIFE INSURANCE COMPANY

NOTES TO STATUTORY FINANCIAL STATEMENTS

DECEMBER 31, 2006 and 2005
(dollars in thousands)
--------------------------------------------------------------------------------

NOTE 1: BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

The Company is subject to a tax sharing agreement with its parent and affiliated life insurance companies. The agreement provides for an allocation based on separate return calculations and allows for reimbursement of company tax benefits absorbed by other members.

(j) Reclassifications

Certain amounts reported in the prior year have been reclassified to conform to the current year presentation. There is no impact on net income or capital and surplus from these reclassifications. The reclassifications included a $6,218 movement from payable to parent, subsidiaries and affiliates to accrued expenses and other liabilities and a $24,900 movement from increase in aggregate reserves-life, annuity and accident and health to interest and adjustments on contract or deposit-type contract funds.

(k) New accounting principles

In June 2005, the NAIC issued SSAP No. 93 "Accounting for Low Income Housing Tax Credit Property Investments" with an effective date of January 1, 2006, and with early adoption permitted. SSAP No. 93 establishes statutory accounting principles for investments in federal and certain state sponsored Low Income Housing Tax Credit ("LIHTC") properties. State sponsored LIHTC that are not in compliance with SSAP No. 93 shall continue to be accounted for in accordance with the requirements of SSAP No. 48 "Joint Ventures, Partnerships and Limited Liability Companies." The Company chose to early adopt this SSAP as of Jan 1, 2005 which increased beginning surplus by $2,665.

Under SSAP No. 93, LIHTC Investments are initially recorded at cost and carried at amortized cost. The estimated residual value used in determining the amount to be amortized is the estimated residual value at the end of the last period in which tax benefits are allocated. The cost is amortized down to the ultimate residual value based upon the actual net operating losses and tax credits to date to the total expected net operating losses and tax credits. The tax credits are recognized in the income statement as offsets to state and federal taxes in the tax reporting year in which the tax credit is utilized.

In December 2006, the NAIC issued SSAP No. 96 "Settlement Requirements for Intercompany Transactions, An Amendment to SSAP No. 25 - Accounting for and Disclosures about Transactions with Affiliates and Other Related Parties" with an effective date of December 31, 2007, and with early adoption permitted. SSAP No. 96 establishes a statutory aging threshold for admission of loans and advances to related parties and receivables associated with transactions for services provided to related parties outstanding as of the reporting date. Transactions between related parties must be in the form of a written agreement that provides for timely settlement of amounts owed, with a specified due date. Amounts owed to the reporting entity over ninety days from the written agreement due date shall be nonadmitted. If the due date is not addressed in the written agreement, any uncollected receivable is nonadmitted. The Company does not expect the adoption of SSAP No. 96 to have a material impact on the Company's financial condition or results of operations.

OM FINANCIAL LIFE INSURANCE COMPANY

NOTES TO STATUTORY FINANCIAL STATEMENTS

DECEMBER 31, 2006 and 2005
(dollars in thousands)
--------------------------------------------------------------------------------

NOTE 2:  INVESTMENTS

(a) Components of net investment income are as follows:

For the years ended December 31                    2006        2005
-----------------------------------------------------------------------

Income:
   Interest on bonds                            $  793,168  $  770,858
   Preferred stock dividends                        91,788      19,962
   Surplus debentures                               10,221       9,855
   Interest on short-term investments               33,503      11,520
   Mortgage loan interest                            2,438       2,281
   Derivative instruments                                -      (1,904)
   Other, net                                        8,870      12,296
                                                 ----------  ----------
     Gross investment income                       939,988     824,868
Expenses                                            24,261      18,588
                                                 ----------  ----------
   Net investment income                        $  915,727  $  806,280
                                                 ==========  ==========

-----------------------------------------------------------------------


(b) Components of net realized capital gains (losses) are as follows:

For the years ended December 31                     2006         2005
------------------------------------------------------------------------

Bonds                                          $  (47,049)  $   (3,638)
Common stocks                                         962            -
Preferred stocks                                     (966)         175
Derivative financial instruments                  250,308       32,568
Cash or cash equivalents                              (27)          (4)
Other invested assets                                 375            -
                                                ----------   ----------
     Net realized capital gains (losses)
       before deferral to IMR                     203,603       29,101
Net gains (losses) deferred to IMR                211,076       27,963
                                                ----------   ----------
Net realized capital gains (losses)            $   (7,473)  $    1,138
                                                ==========   ==========


--------------------------------------------------------------------------------

OM FINANCIAL LIFE INSURANCE COMPANY

NOTES TO STATUTORY FINANCIAL STATEMENTS

DECEMBER 31, 2006 and 2005
(dollars in thousands)
--------------------------------------------------------------------------------

NOTE 2:  INVESTMENTS (CONTINUED)

(c) Carrying amount and fair value of bonds, surplus debentures and preferred and common stocks are as follows:

                                                   Gross Unrealized
                                      Carrying     ----------------       Fair
                                       Amount      Gains     Losses       Value
--------------------------------------------------------------------------------

AT DECEMBER 31, 2006
U.S. Government                     $ 1,300,466  $    860 $   6,779  $ 1,294,547
Foreign government                        5,080         -       145        4,935
States & political subdivisions          21,480       247       436       21,291
Special revenue & special assessment    538,890     1,453    17,751      522,592
Public utilities                      1,188,188    19,246    32,219    1,175,215
Industrial and miscellaneous         11,275,770   169,360   149,067   11,296,063
Credit tenant loans                     111,661    16,079         -      127,740
Affiliated bonds                        100,000         -         -      100,000
                                      ----------  -------  --------   ----------
     Total bonds                    $14,541,535  $207,245 $ 206,397  $14,542,383
                                      ==========  =======  ========   ==========

Preferred stocks-unaffiliated       $ 1,312,711  $ 18,920 $  13,028  $ 1,318,603
                                      ==========  =======  ========   ==========

Common stocks-unaffiliated          $    45,561  $      - $       -  $    45,561
                                      ==========  =======  ========   ==========

Surplus debentures                  $   102,651  $  1,529 $     806  $   103,374
                                      ==========  =======  ========   ==========

At December 31, 2005
U.S. Government                     $ 1,484,913  $  4,616 $   5,890  $ 1,483,639
Foreign government                        8,123       570        56        8,637
States & political subdivisions          22,150       460       243       22,367
Special revenue & special assessment    447,707     1,548    14,650      434,605
Public utilities                      1,115,477    22,968    14,429    1,124,016
Industrial and miscellaneous         11,462,831   232,677   163,893   11,531,615
Credit tenant loans                     111,760    16,320         -      128,080
Affiliated bonds                         80,000         -         -       80,000
                                      ----------  -------  --------   ----------
     Total bonds                    $14,732,961  $279,159 $ 199,161  $14,812,959
                                      ==========  =======  ========   ==========

Preferred stocks-unaffiliated       $   491,395  $ 11,015 $   6,058  $   496,352
                                      ==========  =======  ========   ==========

Common stocks-unaffiliated          $    51,973  $      - $       -  $    51,973
                                      ==========  =======  ========   ==========

Surplus debentures                  $   155,067  $ 10,203 $       -  $   165,270
                                      ==========  =======  ========   ==========

OM FINANCIAL LIFE INSURANCE COMPANY

NOTES TO STATUTORY FINANCIAL STATEMENTS

DECEMBER 31, 2006 and 2005
(dollars in thousands)
--------------------------------------------------------------------------------

NOTE 2:  INVESTMENTS (CONTINUED)

In accordance with guidance from the SVO, the Company classified certain hybrid securities with a carrying value of $852,213 at December 31, 2006 as preferred stocks. In the years prior to 2006, these securities had been classified as bonds.

(d) The following table presents the Company's investments with gross unrealized losses and the related fair value, aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position, at December 31, 2006 and December 31, 2005.

                          Less than 12 months     12 months or more            Total
                       ------------------------- ---------------------  --------------------
Description of             Fair      Unrealized   Fair    Unrealized     Fair    Unrealized
 Securities               Value        Losses     Value     Losses       Value     Losses
-------------------------------------------------------------------------------------------
At December 31,
2006
 U.S. Government        $1,020,680  $  5,015    $ 135,117  $   1,764  $1,155,797  $   6,779
 Foreign governments             -         -        4,934        145       4,934        145
 States and
 political subdivisions      1,613        11       10,596        425      12,209        436
 Special revenue           175,468     3,240      270,313     14,511     445,781     17,751
 & special assessment
 Public utilities          212,837     4,755      436,910     27,464     649,747     32,219
 Industrial and
 miscellaneous           2,159,154    25,937    4,279,368    123,130   6,438,522    149,067
                         ----------  --------   ---------- ----------  ---------- ----------
     Total Bonds         3,569,752    38,958    5,137,238    167,439   8,706,990    206,397
                         ==========  ========   ========== ==========  ========== ==========
 Preferred stocks-
 unaffiliated           $  291,670  $  5,080   $  346,671  $   7,948  $  638,341  $  13,028
                         ==========  ========   ========== ==========  ========== ==========

 Surplus debentures     $   54,382  $    806   $        -  $       -  $   54,382  $     806
                         ==========  ========   ========== ==========  ========== ==========
 Total temporarily
 impaired securities    $3,915,804  $ 44,844   $5,483,909  $ 175,387  $9,399,713  $ 220,231
                         ==========  ========   ========== ==========  ========== ==========

OM FINANCIAL LIFE INSURANCE COMPANY

NOTES TO STATUTORY FINANCIAL STATEMENTS

DECEMBER 31, 2006 and 2005
(dollars in thousands)
--------------------------------------------------------------------------------

NOTE 2:  INVESTMENTS (CONTINUED)

                           Less than 12 months     12 months or more          Total
                        ----------------------- --------------------- ---------------------
Description of               Fair   Unrealized   Fair    Unrealized     Fair    Unrealized
 Securities                 Value     Losses     Value     Losses       Value     Losses
-------------------------------------------------------------------------------------------
At December 31, 2005
 U.S. Government        $   664,702  $   5,266 $   21,445  $    624  $  686,147  $   5,890
 Foreign governments          5,035         56          -         -       5,035         56
 States and political
   subdivisions               7,435        152       3592        91      11,027        243
 Special revenue & specia1
   assessment               178,336      3,087    177,732    11,563     356,068     14,650
Public utilities            363,308     10,164    161,273     4,265     524,581     14,429
Industrial and
miscellaneous             4,031,197    102,796  2,229,885    61,097   6,261,082    163,893
                         ---------- ----------  ---------  ---------  ---------   ---------
      Total Bonds       $ 5,250,013  $ 121,521 $2,593,927  $ 77,640  $7,843,940  $ 199,161
                         ========== ==========  =========  =========  =========   =========
Preferred stocks-
unaffiliated            $   170,473  $   5,100 $   20,135  $    958  $  190,608  $   6,058
                         ========== ==========  =========  =========  =========   =========
Total temporarily
impaired
securities              $ 5,420,486  $ 126,621 $2,614,062  $ 78,598  $8,034,548  $ 205,219
                         ========== ==========  =========  =========  =========   =========

The gross unrealized losses at December 31, 2006 are attributable to 1,035 security positions with no unrealized loss attributable to any one security exceeding $8.4 million. Approximately 86.8% of these aggregate gross unrealized losses relate to security positions as to which such losses represent 10% or less of the amortized cost for the applicable security. The securities above are not deemed to be other-than-temporarily impaired because the decline in fair value is mostly attributable to interest rate fluctuations and the Company has the ability and intent to hold the securities until the fair value recovers.

(e) Carrying amount and fair value by contractual maturity of bonds at December 31, 2006 are as follows:


                                                  Carrying      Fair
                                                   Amount       Value
-------------------------------------------------------------------------
Maturing in:
    2007                                      $    698,032  $    691,884
    2008 through 2011                            1,810,238     1,812,678
    2012 through 2016                            3,520,272     3,507,849
    After 2016                                   5,233,813     5,288,863
                                               ------------  ------------
       Subtotal                                 11,262,355    11,301,274
Mortgage-backed securities                       2,356,110     2,322,286
Asset-backed securities                            923,070       918,823
                                               ------------  ------------
      Total                                   $ 14,541,535  $ 14,542,383
                                               ============  ============

---------------------------------------------------------------------------

OM FINANCIAL LIFE INSURANCE COMPANY

NOTES TO STATUTORY FINANCIAL STATEMENTS

DECEMBER 31, 2006 and 2005
(dollars in thousands)
--------------------------------------------------------------------------------

NOTE 2:  INVESTMENTS (CONTINUED)

Expected maturities may differ from contractual maturities because certain borrowers may have the right to call or prepay their obligations with or without prepayment penalties. Surplus debentures with a fair value of $103,374 mature subsequent to 2016.

(f) Proceeds from the sale of bonds

Proceeds from the sale of bonds totaled $6,723,392 in 2006 and $6,126,812 in 2005. Gross gains on the sale of bonds totaled $62,886 in 2006 and $89,750 in 2005; gross losses totaled $111,125 in 2006 and $93,962 in 2005. Net realized gains after tax of $211,076 and $27,963 were transferred to the IMR in 2006 and 2005, respectively. The realized gains and losses transferred to the IMR are from all disposal types (sales, paydowns, maturities, etc.).

(g)  Impairments

For the years ended December 31, 2006 and 2005, the Company did not recognize any material impairments on bonds, preferred stocks, common stocks, surplus debentures or other invested assets.

(h) Bonds on deposit

Bonds on deposit with state insurance departments or reinsurers to satisfy regulatory requirements or contract terms had a fair value of $5,788 and $7,286 at December 31, 2006 and 2005, respectively.

(i)  Mortgages

At the issuance of a loan, the percentage of loan to value on any one loan does not exceed 75%. At December 31, 2006, the Company did not hold any mortgages with interest overdue beyond 180 days. At December 31, 2006 the Company's investments in mortgage loans were not subject to prior liens. All properties covered by mortgage loans have fire insurance at least equal to the loan excess over the maximum loan that would be allowed on the land without the building. Taxes, assessments and amounts advanced and not included in the mortgage loan total were $18 and $169 as of December 31, 2006 and 2005, respectively.

(j) Securities lending

The Company participates in a securities lending program whereby it lends securities to brokers to cover short sales and failed transactions. The Company retains control over loaned securities, which remain assets of the Company, and are not removed from the accounting records. The Company receives collateral, primarily cash, in the amount of 102% of the loaned amount as part of the lending agreement. The collateral is deposited directly into a unit-trust account of the trustee and is not available for general use by the Company and therefore is not recorded as an asset and a corresponding liability. The collateral is adjusted based on changes in the market value of the loaned amount. At December 31, 2006, the Company had loaned out to other companies securities with a carrying value $2,923 and a fair value of $2,739. No securities were loaned out at December 31, 2005. The average balances of securities loaned out during 2006 and 2005 were $874,960 and $616,294, respectively.

OM FINANCIAL LIFE INSURANCE COMPANY

NOTES TO STATUTORY FINANCIAL STATEMENTS

DECEMBER 31, 2006 and 2005
(dollars in thousands)
--------------------------------------------------------------------------------

NOTE 2:  INVESTMENTS (CONTINUED)

(k) Concentration of credit risk

At December 31, 2006 and 2005, the Company held noninvestment grade bonds totaling $106,882 or 0.6% and $438,443 or 3%, respectively, of cash and invested assets. These noninvestment grade bond holdings are widely diversified and have produced results consistent with the Company's investment strategy. These noninvestment grade bond holdings had a fair value at December 31, 2006 and 2005 of $97,776 and $438,946, respectively.

The Company's investments in mortgage loans principally involve commercial real estate. Mortgage loans consist of first mortgage liens on completed income-producing properties except for one second mortgage lien in the amount of $2,328 which was outstanding at December 31, 2005 and repaid in full during 2006. The outstanding principal balance on any individual property does not exceed $12,027 and $12,335 at December 31, 2006 and December 31, 2005, respectively. The Company's investments in mortgage loans are well diversified as to geographic region and property type.

(l) Investments in excess of 10% of capital and surplus

Investments, aggregated by issuer, in excess of 10% of capital and surplus at December 31, 2006 and 2005, other than investments in affiliates and investments issued or guaranteed by the United States government or its agencies, are as follows:

OM FINANCIAL LIFE INSURANCE COMPANY

NOTES TO STATUTORY FINANCIAL STATEMENTS

DECEMBER 31, 2006 and 2005
(dollars in thousands)
--------------------------------------------------------------------------------

NOTE 2:  INVESTMENTS (CONTINUED)

                                          Carrying Amount     NAIC Designation
------------------------------------------------------------------------------
At December 31, 2006

JP Morgan US Govt Agency Stif                $ 1,077,852             1
LB-UBS Commercial Mtge Trust                     135,003             1
Oil and Gas Royalty Trust                        122,592             1
Viacom Inc                                       117,271             2
SETS Trust                                       116,575             1
BNP Paribas SA                                   114,010             1
Structure Asset-Backed Link                      113,714             1
Greenwich Capital Comm Fdg                       105,084             1
General Electric Capital Corp                    104,831             1
Core Investment Grade Trust                       98,046             1
Morgan Stanley Capital I                          97,775             1
Prudential Holdings LLC                           97,301             1
Wachovia Bank Commercial Mtge                     94,281             1
Bear Stearns Comm Mtg Sec                         88,208             1
GS Mortgage Securities Corp II                    87,789             1
Lehman XS Trust                                   85,860             1
Aphex Capital Motive                              80,000             1
CIT Group Inc                                     71,380             1
America Movil Sa de Cv                            68,108             2
Morgan Stanley Dean Witter Cap                    67,378             1
Vale Overseas Limited                             67,302             2
Popular North Amer Inc                            66,903             1
May Dept Stores Co                                65,867             2
US Cellular Corp                                  65,488             2
Grupo Televisa S.A.                               64,738             2
Wells Fargo Home Equity Trust                     64,259             1

------------------------------------------------------------------------------

OM FINANCIAL LIFE INSURANCE COMPANY

NOTES TO STATUTORY FINANCIAL STATEMENTS

DECEMBER 31, 2006 and 2005
(dollars in thousands)
--------------------------------------------------------------------------------

NOTE 2:  INVESTMENTS (CONTINUED)

                                           Carrying Amount    NAIC Designation
------------------------------------------------------------------------------
At December 31, 2005

JP Morgan US Govt Agency Stif                  $ 501,817             1
LB-UBS Commercial Mtg Trust                      112,693             1
Bear Stearns Comm Mtg Sec                        110,577             1
SETS Trust                                       103,988             1
Structure Asset-Backed Link                      100,959             1
General Electric Capital Corp                     98,908             1
Greenwich Capital Comm Fdg                        98,317             1
Prudential Holdings LLC                           97,748             1
Morgan Stanley Dean Witter Cap                    95,698             1
Merrill Lynch Mtg Trust                           95,212             1
DLJ Commercial Mtg Corp                           85,026             1
Aphex Capital Motive                              80,000             1
America Movil Sa de Cv                            77,526             2
CIT Group Inc                                     72,585             1

-----------------------------------------------------------------------------


NOTE 3:  SUBSIDIARIES

Statutory financial information of the Company's insurance subsidiary, OMFLNY, is summarized as follows:

                                                 2006            2005
-------------------------------------------------------------------------

Summary Balance Sheet and Income Statement
At December 31
        Total admitted assets                 $ 487,639       $ 493,177
                                               =========       =========
        Total capital and surplus             $  33,072       $  36,809
                                               =========       =========
        Net (loss) income                     $  (3,221)      $   3,758
                                               =========       =========

-------------------------------------------------------------------------

The Company owns 100% of the outstanding common stock of all its subsidiary investments. The operations and net worth of the Company's other subsidiaries are not material.

OM FINANCIAL LIFE INSURANCE COMPANY

NOTES TO STATUTORY FINANCIAL STATEMENTS

DECEMBER 31, 2006 and 2005
(dollars in thousands)
--------------------------------------------------------------------------------

NOTE 4:  TRANSACTIONS WITH AFFILIATES

The Company periodically reimburses Old Mutual Business Services, Inc. ("OMBS"), an affiliate, for costs incurred on its behalf. These costs include routine operating expenses incurred in the normal conduct of business such as shared home office facilities, information technology, finance, legal, actuarial, human resources services and general overhead costs, including salaries and benefits. These costs are generally determined on the basis of use by the Company and are included in expenses as incurred. Also, the Company shares its office facilities and personnel with its subsidiaries. Such shared costs and expenses are allocated to its subsidiaries based on time and usage studies. These allocations would vary depending on the assumptions underlying those studies. Amounts incurred by the Company were $61,432 in 2006 and $47,534 in 2005.

The Company has guaranteed the performance of obligations under certain noncancelable office space lease agreements on behalf of OMBS. The Company either shares these facilities with other affiliates or makes exclusive use of such facilities. As discussed above, the Company reimburses OMBS for its use of such facilities.

At December 31, 2006, the minimum aggregate rental commitments on the guaranteed lease agreements are as follows:

                          Year ending
                          December 31:      Amount
                        ---------------  -------------
                            2007            $   726
                            2008                747
                            2009                272
                                            --------
                        Total               $ 1,745
                                            ========

The Company's investments are managed by affiliated companies of the ultimate parent organization. Fees incurred in connection with these services (excluding any overall intercompany allocations) totaled $22,730 in 2006 and $17,867 in 2005.

Amounts due from and due to the parent and/or affiliates resulting from affiliate transactions, other than reinsurance transactions, are classified as receivable from or payable to affiliates in the statutory statements of admitted assets, liabilities, and capital and surplus.

The Company received the following cash surplus contributions from its current parent, OMUSLH, and former parent, Omnia, in 2006: June 30, 2006, $10,500; December 28, 2006, $2,250; December 29, 2006, $92,750.

The Company also received a surplus contribution from its OMUSLH in the amount of $23,000 effective December 31, 2006. The amount receivable from OMUSLH for this capital contribution was recorded pursuant to SSAP No. 72, "Surplus and Quasi Reorganizations", and is included in Receivable from parent, subsidiaries and affiliates in the Company's statutory Statement of Admitted Assets. The Company received cash from OMUSLH in February 2007 to satisfy the amount receivable.

OM FINANCIAL LIFE INSURANCE COMPANY

NOTES TO STATUTORY FINANCIAL STATEMENTS

DECEMBER 31, 2006 and 2005
(dollars in thousands)
--------------------------------------------------------------------------------

NOTE 4:  TRANSACTIONS WITH AFFILIATES (CONTINUED)

The Company also received the following surplus contributions from Omnia in 2005: March 31, 2005, $16,900; May 25, 2005, $5,000; September 29, 2005,
$40,000; December 20, 2005, $50,000; December 21, 2005, $24,800; December 23,
2005, $14,700.

See Note 8 for reinsurance transactions with affiliated entities.

OM FINANCIAL LIFE INSURANCE COMPANY

NOTES TO STATUTORY FINANCIAL STATEMENTS

DECEMBER 31, 2006 and 2005
(dollars in thousands)
--------------------------------------------------------------------------------

NOTE 5:  FEDERAL INCOME TAXES

(a) Intercompany income tax receivables

The Company had income tax receivable balances at December 31, 2006 of $16,380, $1,830 and $294 that are due from OMULSH, Americom and OMFLNY, respectively. The Company had income tax receivable balances on December 31, 2005 of $19,329, $1,238 and $564 that were due from Omnia, Americom and OMFLNY, respectively.

(b) Permanent and temporary differences

The Company's income tax incurred and change in deferred income tax differ from the amount obtained by applying the federal statutory rate of 35% to the loss from operations before tax as follows:


For the years ended December 31                          2006           2005
--------------------------------------------------------------------------------

Net loss from operations before income taxes         $ (155,243)   $ (136,894)
Net realized capital gains (losses)                     203,603        (3,467)
                                                      ----------    ----------
                                                         48,360      (140,361)
Income tax expense (benefit) at 35% statutory rate       16,926       (49,126)
Increase (decrease) in tax resulting from:
  Dividends received deduction                                -          (420)
  Nondeductible expenses for meals, penalties,
    and lobbying                                             66           100
  Derivative and investment income                        6,773       (14,223)
  IMR amortization                                      (98,426)      (15,576)
  Income from subsidiary                                      3            12
  Surplus adjustment on reinsurance                      (8,724)            -
  Surplus reserve adjustment                                  -           875
  Amortization of deferred gains                         (2,010)       (2,185)
  Ceding commission                                       2,381        14,166
  Prior year tax adjustment                                 (76)         (156)
  LIHTC tax credits                                      (5,459)       (5,764)
  Other                                                 (11,853)        2,453
                                                      ----------    ----------
Total income tax expected                            $ (100,399)   $  (69,844)
                                                      ==========    ==========
Current income taxes incurred                               910        (6,849)
Change in deferred income tax (exclusive of
   tax related to nonadmitted assets)                  (101,309)      (62,995)
                                                      ----------    ----------
Total income tax incurred                            $ (100,399)   $  (69,844)
                                                      ==========    ==========

--------------------------------------------------------------------------------

OM FINANCIAL LIFE INSURANCE COMPANY

NOTES TO STATUTORY FINANCIAL STATEMENTS

DECEMBER 31, 2006 and 2005
(dollars in thousands)
--------------------------------------------------------------------------------

NOTE 5:  FEDERAL INCOME TAXES (CONTINUED)

(c) Deferred income taxes

The tax effects of significant temporary differences giving rise to deferred tax assets and liabilities as of December 31, 2006 and 2005 are as follows:


                                                   2006        2005
-------------------------------------------------------------------------

Deferred tax assets:
  Discounting of unpaid losses                  $ 20,697     $ 22,827
  Property and equipment                           2,284        1,668
  Accrued expenses                                 1,998          774
  Net operating loss carryforward                 74,480       15,294
  Investment basis differences                       866        4,564
  Deferred policy acquisition expenses            79,649       67,470
  Receivable from agents                          20,047       20,789
  Tax credits                                     61,376       55,289
  Capital loss carryforward                       18,999            -
  Other                                           10,550          599
                                                -------      --------
  Total deferred tax assets                      290,946      189,274
  Nonadmitted deferred tax assets               (232,394)    (154,137)
                                                --------     --------
  Admitted deferred tax assets                    58,552       35,137
                                                --------     --------
Deferred tax liabilities:
  Guaranty funds receivable                        1,316        1,710
  Other                                            7,087       10,226
                                                --------     --------
  Total deferred tax liabilities                   8,403       11,936
                                                --------     --------

  Net admitted deferred tax asset               $ 50,149     $ 23,201
                                                ========     ========

---------------------------------------------------------------------------

OM FINANCIAL LIFE INSURANCE COMPANY

NOTES TO STATUTORY FINANCIAL STATEMENTS

DECEMBER 31, 2006 and 2005
(dollars in thousands)
--------------------------------------------------------------------------------

NOTE 5:  FEDERAL INCOME TAXES (CONTINUED)

The change in deferred taxes for the year ended December 31, 2006 is comprised of the following:

                                              2006        2005       Change
--------------------------------------------------------------------------------
Total gross deferred tax assets           $  290,946  $   189,274  $ 101,672
Total deferred tax liabilities                (8,403)    (11,936)      3,533
                                           ----------  ----------   ---------
Net deferred tax asset                       282,543     177,338     105,205
Deferred tax assets nonadmitted in
 accordance with SSAP No. 10                (232,394)   (154,137)    (78,257)
                                           ----------  ----------   ---------
Admitted deferred tax asset               $   50,149  $    23,201  $  26,948
                                           ==========  ==========   =========

--------------------------------------------------------------------------------


The change in deferred income taxes as presented in the tax rate reconciliation table for the year ended December 31, 2006 is comprised of the following components:

                                              2006        2005       Change
--------------------------------------------------------------------------------
Net deferred tax asset                     $ 282,543   $ 177,338   $ 105,205
Tax-effect of nonadmitted assets             (25,692)    (21,796)     (3,896)
                                            ---------  ----------   --------
Net tax effect without deferred taxes
 on nonadmitted assets                     $ 256,851   $ 155,542   $ 101,309
                                            =========  ==========   ========
Change in deferred income tax as
 presented in the tax rate
 reconciliation table                                              $ 101,309
                                                                    ========

--------------------------------------------------------------------------------


(d) Current income taxes incurred consist of the following major components:

For the years ended December 31                2006       2005
------------------------------------------------------------------
Current year tax benefit                    $      -   $ (10,205)
Tax return true up                               910       3,356
                                             --------   --------
Current income taxes incurred               $    910   $  (6,849)
                                             ========   ========

------------------------------------------------------------------

OM FINANCIAL LIFE INSURANCE COMPANY

NOTES TO STATUTORY FINANCIAL STATEMENTS

DECEMBER 31, 2006 and 2005
(dollars in thousands)
--------------------------------------------------------------------------------

NOTE 5:  FEDERAL INCOME TAXES (CONTINUED)

(e) Net operating losses

At December 31, 2006, the companies that comprise the Life Group had a combined $223,900 net operating loss carryforward which will expire in the years 2019 through 2021 if unused. The Life Group also generated a $58,700 capital loss carryforward as of December 31, 2006 which will expire in the years 2010 and 2011 if unused. In addition, the Group has $57,900 million of tax credits available to be carried forward and applied against tax in future years. If unused, these credits will expire in the years 2018 through 2026.

On a stand alone basis, the Company had a net operating loss carryforward of $212,800 which will expire in the years 2019 and 2020 if unused. The Company also has a capital loss carryforward of $54,300 that will expire in the years 2010 and 2011 if unused.


NOTE 6:  FAIR VALUE OF FINANCIAL INSTRUMENTS

Fair value information is based on quoted market prices where available, which approximates the SVO published market prices. In cases where quoted market prices are not available, fair values are based on internal estimates using present value or other valuation techniques.

Certain financial instruments and all nonfinancial instruments are exempted from disclosure requirements, including the fair value of many insurance-related liabilities. However, in its strategy of asset/liability matching, the Company takes into consideration the future cash requirements of its insurance-related liabilities. The following methods and assumptions were used by the Company in estimating the "fair value" disclosures for financial instruments in the accompanying financial statements and notes thereto.

Cash and short term investments: The carrying amounts reported approximate their fair values.

Bonds: Fair values for publicly traded bonds are based on quoted market prices. For privately placed bonds, estimated fair values are obtained from independent pricing services or are derived by discounting expected future cash flows using a current market rate applicable to the yield, credit quality, and maturity of the investment.

Preferred stocks: Fair values for publicly traded preferred stocks are based on quoted market prices. For privately placed preferred stocks, estimated fair values are obtained from independent pricing services.

Common stocks: The fair values of unaffiliated common stocks are based on quoted market prices.

Mortgage loans and policy loans: The fair values for mortgage loans and policy loans are estimated using discounted cash flow analysis, using interest rates currently being offered for loans with similar credit risk. Loans with similar characteristics are aggregated for purposes of the calculations. The carrying value for mortgage loans at December 31, 2006 approximates fair value since the mortgage loans mature in 2007.

OM FINANCIAL LIFE INSURANCE COMPANY

NOTES TO STATUTORY FINANCIAL STATEMENTS

DECEMBER 31, 2006 and 2005
(dollars in thousands)
--------------------------------------------------------------------------------

NOTE 6:  FAIR VALUE OF FINANCIAL INSTRUMENTS (CONTINUED)

Surplus debentures: The fair values of surplus debentures are based on quoted market prices or estimated fair values are obtained from independent pricing services.

Other assets and other liabilities: Other assets and liabilities considered financial instruments are generally of a short-term nature and it is assumed the carrying value approximates fair value. It is not practicable to estimate a fair value for other invested assets and investments in limited partnerships due to the closely-held nature of these investments.

Investment contracts: Fair values for the Company's deferred annuities, other than EIAs, and group annuities are primarily derived by estimating the cost to extinguish its liabilities under an assumption reinsurance transaction. The estimated statutory profits the assuming company would realize from the transaction are discounted at typical internal rates of return, ranging from 7.6% to 12%. The fair values of the equity call options related to the Company's EIA products are derived using market indices, pricing assumptions and historical data. The fair values of the remaining liabilities under investment contracts are estimated using discounted cash flow calculations based on interest rates currently being offered for like contracts with similar maturities.

OM FINANCIAL LIFE INSURANCE COMPANY

NOTES TO STATUTORY FINANCIAL STATEMENTS

DECEMBER 31, 2006 and 2005
(dollars in thousands)
--------------------------------------------------------------------------------

NOTE 6:  FAIR VALUE OF FINANCIAL INSTRUMENTS (CONTINUED)

The carrying amounts and estimated fair values at December 31, 2006 and 2005 are as follows:

                                               2006                        2005
                                     ------------------------    -----------------------
                                      Carrying       Fair         Carrying       Fair
                                       Amount        Value         Amount       Value
-----------------------------------------------------------------------------------------
Bonds:
   Publicly traded                   $11,284,246  $11,240,253    $11,083,496  $11,093,003
   Private placements                  3,257,289    3,302,130      3,649,465    3,719,956
                                      -----------  -----------    -----------  -----------
       Total bonds                   $14,541,535  $14,542,383    $14,732,961  $14,812,959
                                      ===========  ===========    ===========  ===========
Preferred stocks:
   Publicly traded                   $   764,904  $   767,654    $         -  $         -
   Private placements                    547,807      550,949        491,395      496,352
                                      -----------  -----------    -----------  -----------
        Total preferred stocks       $ 1,312,711  $ 1,318,603    $   491,395  $   496,352
                                      ===========  ===========    ===========  ===========

Common stocks - private placements   $    45,561  $    45,561    $    51,973  $    51,973
                                      ===========  ===========    ===========  ===========

Mortgage loans on real estate        $    22,489  $    22,489    $    31,869  $    32,775
                                      ===========  ===========    ===========  ===========

Policy loans                         $    80,639  $    84,122    $    79,525  $    89,961
                                      ===========  ===========    ===========  ===========
Surplus debentures -
  private placements                 $   102,651  $   103,374    $   155,067  $   165,270
                                      ===========  ===========    ===========  ===========

Derivative instruments               $     2,175  $     2,175    $    53,189  $    53,189
                                      ===========  ===========    ===========  ===========
Investment contracts:
  Deferred annuities                 $13,381,713  $12,945,861    $11,883,760  $11,245,783
  Payout annuities without
    life contingency                     886,070      860,845        762,634      747,131
  Group annuities                         78,232       75,164         86,254       83,547
                                     -----------  -----------    -----------  -----------
       Total investment contracts    $14,346,015  $13,881,870    $12,732,648  $12,076,461
                                     ===========  ===========    ===========  ===========

-----------------------------------------------------------------------------------------

Additional data with respect to fair values of the Company's investments is disclosed in Note 2.

OM FINANCIAL LIFE INSURANCE COMPANY

NOTES TO STATUTORY FINANCIAL STATEMENTS

DECEMBER 31, 2006 and 2005
(dollars in thousands)
--------------------------------------------------------------------------------

NOTE 7:  RESERVES

At December 31, 2006 and 2005, the Company's annuity reserves and deposit fund liabilities that are subject to discretionary withdrawal, subject to discretionary withdrawal without adjustment, and not subject to discretionary withdrawal provisions are summarized as follows:

                                                              2006                    2005
                                                       -------------------     --------------------
                                                         Amount     Percent     Amount      Percent
---------------------------------------------------------------------------------------------------
Subject to discretionary withdrawal with adjustment:
   With fair value adjustment                          $ 3,953,054    23.4 %   $ 4,248,818   27.4 %
   At book value less current surrender
   charge of 5% or more                                  8,294,553    49.1       6,723,723   43.5
                                                        ----------  -------     ----------  ------
Total with adjustment or at fair value                  12,247,607    72.5      10,972,541   70.9

Subject to discretionary withdrawal without adjustment:
   At book value with minimal or no
   charge or adjustment                                  1,323,836     7.8       1,222,315    7.9

   Not subject to discretionary withdrawal               3,328,871    19.7       3,277,984   21.2
                                                        ----------  -------     ----------  ------
Total annuity reserves and deposit fund liabilities
   before reinsurance                                   16,900,314   100.0 %    15,472,840  100.0 %
                                                                    =======                 ======
Less reinsurance ceded                                     670,915                 710,768
                                                        ----------              ----------
Net annuity reserves and deposit fund liabilities      $16,229,399             $14,762,072
                                                        ==========              ==========
--------------------------------------------------------------------------------------------------

In addition, the Company's life, health and miscellaneous reserves totaled $592,533 and $441,104, at December 31, 2006 and 2005, respectively.


NOTE 8:  REINSURANCE

The Company reinsures portions of its policy risks with other insurance companies. The use of reinsurance does not discharge an insurer from liability on the insurance ceded. The insurer is required to pay in full the amount of its insurance liability regardless of whether it is entitled to or able to receive payment from the reinsurer. The Company also assumes policy risks from other insurance companies. The effect of reinsurance on premiums earned and benefits incurred for the years ended December 31, 2006 and 2005 were as follows:

                    Premiums Earned          Benefits Incurred
                -------------------------------------------------
                    2006        2005          2006       2005
                -----------  -----------  ----------- -----------
Direct          $ 2,678,278  $ 3,154,045  $ 2,086,542 $ 1,243,457
Assumed              45,826       38,135       47,441      31,259
Ceded               441,284      860,447      234,406     212,891
                -----------  -----------  -----------  ----------
Net             $ 2,282,820  $ 2,331,733  $ 1,899,577 $ 1,061,825
                ===========  ===========  ===========  ==========

OM FINANCIAL LIFE INSURANCE COMPANY

NOTES TO STATUTORY FINANCIAL STATEMENTS

DECEMBER 31, 2006 and 2005
(dollars in thousands)
--------------------------------------------------------------------------------

NOTE 8:  REINSURANCE (CONTINUED)

Effective June 30, 2006 and in connection with the dissolution of Omnia, the Company, Omnia and an unaffiliated insurance company entered into an agreement to novate to the Company the annuity business previously ceded from the unaffiliated insurance company to Omnia. All terms of the coinsurance agreement between Omnia and the unaffiliated insurance company continue, with the Company taking the place of Omnia. Omnia transferred reserve liabilities totaling $255,038 and assets with a fair value of $266,072 to the Company. Policy reserves at December 31, 2006 included $245,308 of coinsurance assumed.

The Company also entered into a novation agreement with Omnia and an unaffiliated insurance company effective October 1, 2006. All terms of the yearly renewable term retrocession agreement between Omnia and the unaffiliated insurance company continue, with the Company taking the place of Omnia. Omnia transferred reserves and claim liabilities totaling $14,000 to the Company. Funds withheld by the unaffiliated insurance company under the agreement totaling $14,000 were also transferred to the Company.

The Company has a reinsurance agreement with Americom, an affiliate, under which the Company assumes a portion of certain annuity policies issued by Americom. Reinsurance assumed premiums received under these contracts were $8,014 and $4,020 in 2006 and 2005, respectively. Reinsurance assumed benefits incurred in 2006 and 2005 were $4,905 and $1,905, respectively, which were recorded as a reduction to net investment income. Policy reserves included $18,054 and $337 of reinsurance assumed at December 31, 2006 and 2005, respectively. Reinsurance amounts payable to Americom were $0 and $3,126 at December 31, 2006 and 2005, respectively.

The Company assumes insurance that is in excess of OMFLNY's retention limits. Reinsurance assumed premiums received under these contracts were $432 and $409 in 2006 and 2005, respectively. Reinsurance assumed benefits incurred in 2006 and 2005 were $607 and $150, respectively. Reinsurance amounts payable to OMFLNY on paid and unpaid losses were $100 and $397 at December 31, 2006 and 2005, respectively. Policy reserves included $134 and $194 of reinsurance assumed at December 31, 2006 and 2005, respectively.

Effective December 31, 2006, the Company entered into a reinsurance agreement with Americom whereby Americom assumed a 4.35% quota share of a block of the Company's in force equity indexed annuity policies on a modified coinsurance basis. The initial reserves ceded on a modified coinsurance basis by the Company totaled $96,377. Americom paid a ceding commission of $6,708 to the Company which was recorded to restricted surplus and will be amortized into income as the profits emerge from this business.

During 2005, the Company entered into a modified coinsurance agreement with an unaffiliated life insurance company to reinsure approximately $550,000 net statutory reserves of the Company's equity indexed annuity block. The transaction resulted in a ceding commission of $40,474 which was recorded to surplus. The deferred ceding commission was transferred to restricted surplus in 2006 and will be amortized into operating income as the profits emerge from this business. During 2006, $2,495 of the ceding commission was amortized into operating income. The amount of ceded reserves related to this transaction at December 31, 2006 and 2005 was $592,018 and $582,963, respectively.

OM FINANCIAL LIFE INSURANCE COMPANY

NOTES TO STATUTORY FINANCIAL STATEMENTS

DECEMBER 31, 2006 and 2005
(dollars in thousands)
--------------------------------------------------------------------------------

NOTE 8:  REINSURANCE (CONTINUED)

During 2003, the Company entered into coinsurance agreements with an affiliated life insurance company to cede various blocks of immediate annuities and life insurance policies. Reserves of $534 million were ceded to the affiliated reinsurer throughout 2003. The transactions resulted in total ceding commissions of $16,297, which was credited to surplus in accordance with the retroactive reinsurance treatment of in-force blocks of business.

During 2002, the Company entered into three coinsurance agreements with an affiliated life insurance company. The first agreement increased the reinsurance percentage of the December 31, 2001 deferred annuity block from 42% to 48.75% and also coinsured 48.75% of deferred annuities issued between July 1, 2001 and December 31, 2001. The second agreement reinsured 100% of a single premium universal life plan code and 5% of the June 30, 2002 in force and future new business of the Company's term plan codes. The third agreement reinsured 49% of the deferred annuity business the Company wrote in 2002 and 22% of the December 31, 2002 in force of a whole life plan code. Under the coinsurance agreement, the investment risk of the ceded policies was transferred to the reinsurer; however, the policies will continue to be administered by the Company. The transactions resulted in total ceding commissions of $64,900, which was credited to surplus in accordance with the retroactive reinsurance treatment of in-force blocks of business.

The unamortized portion of the deferred ceding commissions from the 2002 and 2003 transactions of $23,292 was transferred to restricted surplus in 2006 and will be amortized into operating income as the profits emerge from this business. During 2006, $2,834 of the ceding commissions was amortized into operating income.

Effective December 31, 2000, the Company entered into a modified coinsurance agreement with an unaffiliated life insurance company to reinsure the net statutory reserves of the Company's immediate annuity block, which includes structured settlement annuities. The transaction resulted in a ceding commission of $30,000, which was credited to surplus in accordance with the retroactive reinsurance treatment of in-force blocks of business. The ceding commission was amortized into income over five years. At December 31, 2005, the Company had funds in the amount of $868,114 to support the reserves for the ceded policies which were maintained by the Company. The termination of this reinsurance agreement in January 2006 had no effect on the Company's operating income or surplus.

Effective December 1, 1997, the Company entered into a coinsurance contract with an unaffiliated life insurance company to cede 25% of a block of structured settlement annuity policies sold between 1987 and 1993. Under the coinsurance agreement, the investment risk of the ceded policies was transferred to the coinsurer; however, the policies will continue to be administered by the Company. The block had a statutory reserve of approximately $142,000 that was transferred to the coinsurer. The amount of ceded reserves related to this coinsurance transaction was $101,025 and $111,670 at December 31, 2006 and 2005, respectively.

OM FINANCIAL LIFE INSURANCE COMPANY

NOTES TO STATUTORY FINANCIAL STATEMENTS

DECEMBER 31, 2006 and 2005
(dollars in thousands)
--------------------------------------------------------------------------------

NOTE 8:  REINSURANCE (CONTINUED)

Effective August 1, 1996, the Company entered into a coinsurance contract with an unaffiliated life insurance company to cede 100% of the remaining block of single premium deferred annuities that was originally sold through national investment broker dealers (the "broker SPDA block"). The broker SPDA block had a statutory reserve of approximately $951,000 that was ceded to the coinsurer. The amount of ceded reserves related to this transaction at December 31, 2006 and 2005, was $224,228 and $252,861, respectively. The transaction resulted in a ceding commission of $12,000 ($19,000 net of $7,000 tax) that was credited to the restricted surplus account. The ceding commission in the segregated surplus account is being amortized into operating income in proportion to the annual reduction of the block's ceded reserves. During 2006 and 2005, $414 and $242 of the ceding commission, respectively, was amortized into operating income.

Approximately $9,500 (after tax) gains were realized upon liquidation of the portfolio in connection with the 1996 coinsurance transaction. The Company released the $9,500 of current capital gains, in addition to approximately $30,000 of previously recognized capital gains which were being amortized through the IMR, into operating income. As a result, surplus increased by $39,500. Prior to Codification, the release of the $39,500 from the IMR during 1996 was a practice permitted by the Maryland Insurance Administration. In 1997, in conjunction with the aforementioned IMR release, the Company established a $10,000 voluntary investment reserve funded from policyholders' surplus. The voluntary investment reserve could not be reduced until 1999 and required Maryland Insurance Administration ("MIA") permission to do so. During 2005, upon permission from the MIA, the remaining balance in the voluntary investment reserve of $2,500 was released. As of December 31, 2005, this permitted practice had the effect of increasing surplus by $9,100 over what it would have been had prescribed accounting practices been followed without the variances permitted by regulatory authorities.

Amounts payable or recoverable for reinsurance on paid and unpaid claims are not subject to periodic or maximum limits. During 2006 and 2005, the Company did not write off any reinsurance balances nor commute any ceded reinsurance.

No policies issued by the Company have been reinsured with a foreign company which is controlled, either directly or indirectly, by a party not primarily engaged in the business of insurance.

The Company has not entered into any reinsurance agreements in which the reinsurer may unilaterally cancel any reinsurance for reasons other than nonpayment of premiums or other similar credits.

OM FINANCIAL LIFE INSURANCE COMPANY

NOTES TO STATUTORY FINANCIAL STATEMENTS

DECEMBER 31, 2006 and 2005
(dollars in thousands)
--------------------------------------------------------------------------------

NOTE 9:  DIVIDEND RESTRICTIONS

Under Maryland law, as it applies to the Company, any proposed payment of a dividend is classified as an "extraordinary dividend" if it, together with the aggregate fair market value of other dividends or distributions made during the preceding twelve months, exceeds the lesser of 10% of adjusted capital and surplus as of the preceding December 31 or net gain from operations before realized capital gains or losses for the preceding year. No extraordinary dividends may be paid without prior approval of the Maryland Insurance Administration. The Company will not be permitted to distribute any dividends during 2007 without the prior approval of the Maryland Insurance Administration since the Company had a net loss from operations before capital gains or losses for 2006. No dividends were paid for the years ending December 31, 2006 or 2005. In April 2007, the Company requested approval from the Maryland Insurance Administration to pay an extraordinary dividend of $40 million in cash to OMUSLH.

NOTE 10:  CAPITAL AND SURPLUS

Life insurance companies are subject to certain Risk-Based Capital ("RBC") requirements as specified by the NAIC. The RBC is used to evaluate the adequacy of capital and surplus maintained by an insurance company in relation to risks associated with: (i) asset risk, (ii) insurance risk, (iii) interest rate risk and (iv) business risk. The Company monitors the level of its RBC and has exceeded all of the NAIC's minimum requirements as of December 31, 2006 and 2005.

NOTE 11:  COMMITMENTS

The Company has outsourced the majority of its policy administration and information systems to two separate third party administrators. One is owned by Computer Sciences Corporation ("CSC") and the other is owned by Transaction Applications Group ("TAG"). An amended contract between the Company and CSC became effective April 1, 1999. The amended contract provided for fee increases for processing new and existing business and computer support services. The term of the new contract was for ten years. During 2002, the Company severed the contract with CSC and had moved the substantial majority of its current production and in force books of business to TAG by December 31, 2004. The Company incurred in 2002 and paid in 2005 an exit fee of $10 million associated with terminating this arrangement.

The Company leases office space under a noncancelable operating lease that expires in 2010. This lease has renewal options through 2015 with adjustments in the renewal years. The Company also leases office furniture and office equipment under noncancelable operating leases that expire in 2010. The Company is not involved in any material sale-leaseback transactions. During the years ended December 31, 2006 and 2005, rent expense was $2,300 and $2,440, respectively. At December 31, 2006, the minimum rental commitments for the next 5 years are as follows:

                        Year ending
                        December 31:      Amount
                       --------------    --------
                           2007          $  1,227
                           2008             1,259
                           2009             1,293
                           2010               955
                                         --------
                       Total             $  4,734
                                         ========

OM FINANCIAL LIFE INSURANCE COMPANY

NOTES TO STATUTORY FINANCIAL STATEMENTS

DECEMBER 31, 2006 and 2005
(dollars in thousands)
--------------------------------------------------------------------------------

NOTE 12:  CONTINGENCIES

The Company is assessed amounts by the state guaranty funds to cover losses to policyholders of insolvent or rehabilitated insurance companies. Those mandatory assessments may be partially recovered through a reduction in future premium taxes in certain states. At December 31, 2006 and 2005, the Company has accrued $4,670 and $5,636 for guaranty fund assessments, respectively. This figure could change should any new insolvencies arise. Management reviews open insolvencies annually to decide if the guaranty fund accrual is sufficient. Future premium tax deductions at December 31, 2006 and 2005 are estimated at $3,694 and $4,478, respectively.

The Company is routinely engaged in litigation in the normal course of business, including defending claims for policy coverage and punitive damages. The Company believes it has defenses and intends to defend these actions vigorously. In the opinion of management, such litigation is not expected to have a material adverse effect on the Company's financial position, although it is possible that the results of operations could be materially affected by an unfavorable outcome in any one annual period.

NOTE 13: SEPARATE ACCOUNTS RECONCILIATION

Information regarding the separate accounts of the Company as of and for the years ended December 31, is as follows:

                                                                2006      2005
                                                             --------- ---------
Premiums, deposits, other considerations                     $      -  $ 75,000
                                                             ========= =========

Reserves for separate accounts with assets at amortized cost  423,183   556,762
                                                             ========= =========

Reserves for separate accounts by withdrawal characteristics:
   Not subject to discretionary withdrawal                   $423,183  $556,762
                                                             ========= =========

The separate account contracts are immediate annuities without life contingencies and are accounted for under SSAP No. 52; therefore there were no transfers to/from separate accounts as of and for the year ended December 31, 2006 and 2005.

NOTE 14: RECONCILIATION OF AMOUNTS REPORTED IN THE COMPANY'S ANNUAL STATEMENT

Subsequent to the Company filing its Annual Statement with regulatory authorities for the year ended December 31, 2005 and prior to the completion of the Company's audited statutory financial statements, the Company determined that its aggregate reserves-life, accident and health were understated and that the unrealized gains/losses on derivative instruments should have been reflected in surplus rather than the summary of operations. Assumed liabilities related to a reinsurance contract with Americom had also not been previously recorded. Management of the Company concluded that it was appropriate to reflect these corrections in the audited financial statements for the year ended December 31, 2005.

OM FINANCIAL LIFE INSURANCE COMPANY

NOTES TO STATUTORY FINANCIAL STATEMENTS

DECEMBER 31, 2006 and 2005
(dollars in thousands)
--------------------------------------------------------------------------------

NOTE 14: RECONCILIATION OF AMOUNTS REPORTED IN THE COMPANY'S ANNUAL STATEMENT (CONTINUED)

The Company also corrected the recording of accretion of value for certain bonds and corrected several other amounts which had not been recorded based upon management's assessment that the amounts were not material individually or in the aggregate. Additionally, the Company chose to early adopt SSAP No. 93, "Accounting for Low Income Housing Tax Credit Property Investments". These corrections and adjustments did not have a significant impact on the Company's risk based capital for 2005. The adjustments to capital and surplus and the net loss for the year ended December 31, 2005 were recorded in the Annual Statement for the year ended December 31, 2006.

Reconciling items between the Company's Annual Statement filed with regulatory authorities and these financial statements for the years ended December 31, 2006 and 2005 are as follows:

                                                     2006           2005
                                                ----------------------------

Total capital and surplus per annual statement  $  629,571       $  654,022
      Reinsurance contract adjustments                   -           (3,126)
      Tax adjustment                                   190            3,497
      Derivative valuation                               -            4,033
      Bond investment income                             -           16,579
      Preferred stock valuation                          -            1,117
      Asset valuation reserve adjustment                 -              (14)
                                                 ----------       ----------
                     Total capital and surplus  $  629,761       $  676,108
                                                 ==========       ==========

Net loss per annual statement                   $ (160,329)      $ (149,682)
      Reserve adjustments                                -          (17,593)
      Reinsurance contract adjustment                    -           (1,905)
      Change of unrealized gains/losses
        on derivatives                                   -           40,638
      Tax adjustment                                (3,307)          (5,084)
      Adoption of SSAP 93                                -           (4,028)
      Bond investment income                             -            8,164
      Preferred stock valuation                          -              583
      Other                                             10                -
                                                 ----------       ----------
                     Net loss                   $ (163,626)      $ (128,907)
                                                 ==========       ==========

                                     PART C

                                OTHER INFORMATION

ITEM 24. FINANCIAL STATEMENTS AND EXHIBITS

     (a) FINANCIAL STATEMENTS

     FINANCIAL STATEMENTS INCLUDED IN PART B

     THE REGISTRANT

     No financial information to report since the Separate Account became effective only as of July 31, 2006 Financial information will be reported on registrations after the Separate Account has been in effect for one year.

     THE DEPOSITOR

     For the period ended December 31, 2006 and for each of the two years prior thereto.

     (B) EXHIBITS

Exhibit #

1 Resolution of Board of Directors of Fidelity and Guaranty Life Insurance Company establishing Old Mutual Financial Network Separate Account VA (Incorporated by reference to Exhibit 1 of the Initial Registration statement for Old Mutual Financial Network Separate Account VA, file # 333-137531, filed on September 22, 2006.)

2       Not Applicable

3       (a)  Principal Underwriting Agreement (Incorporated by reference to
             Exhibit 3(a) of the Initial Registration statement for Old Mutual
             Financial Network Separate Account VA, file # 333-137531, filed on
             September 22, 2006.)
        (b)  Selling Agreement (Incorporated by reference to Exhibit 3(b) of the Initial Registration statement for Old Mutual Financial
             Network Separate Account VA, file # 333-137531, filed on
             September 22, 2006.)

4       (a)  Form of Annuity Contract
        (b)  Form of Annuity Contract Riders

5            Form Annuity Contract Application

6       (a)  Articles of Incorporation of Fidelity and Guaranty Life Insurance
             Company (Incorporated by reference to Exhibit 6(a) of the Initial
             Registration statement for Old Mutual Financial Network Separate
             Account VA, file # 333-137531, filed on September 22, 2006.)
        (b)  Bylaws of Fidelity and Guaranty Life Insurance Company
             (Incorporated by reference to Exhibit 6(b) of the Initial
             Registration statement for Old Mutual Financial Network
             Separate Account VA, file # 333-137531, filed on September 22,
             2006.)

7        N/A

8            Participation Agreements
        (a)  Alliance Bernstein
        (b)  American Century
        (c)  Franklin Templeton
        (d)  Legg Mason
        (e)  Morgan Stanley
        (f)  Neuberger Berman
        (g)  Old Mutual Capital
        (h)  PIMCO
        (i)  Pioneer
        (j)  Royce
        (k)  Rydex (form of)
        (l)  To. Rowe Price
        (m)  Third Avenue
        (n)  Van Kampen
        (o)  XTF (form of)

9       Legal Opinion and Consent

10      Consent of Independent Registered Public Accounting Firm

11      No Financial Statements will be omitted from Item 23.

12      N/A

13      N/A

(1) Incorporated by reference to the Initial Registration statement for Old Mutual Financial Network Separate Account VA, file # 333-137531, filed on September 22,2006.

(2) Incorporated by reference to the Pre-effective Amendment #1 to the Registration statement for Old Mutual Financial Network Separate Account VA, file # 333-137531, filed on December 20,2006.

ITEM 25. DIRECTORS AND OFFICERS OF THE DEPOSITOR

DIRECTORS AND SENIOR OFFICERS OF OM FINANCIAL LIFE INSURANCE COMPANY

NAME, AND PRINCIPAL BUSINESS    POSITION AND OFFICES WITH OM FINANCIAL LIFE
ADDRESS                         INSURANCE (YEARS AS AN OFFICER OF THE COMPANY)
-----------------------------   ---------------------------------------------
JOHN P. CLIFFORD (1)            Director, Chairman and Executive Vice
                                President (2001 - Present)
BRUCE G. PARKER, JR.(2)         Director, Chief Executive Officer and
                                President (2003 - Present)
VICTOR LUMBY (1)                Director, Senior Vice President, Chief Operating
                                Officer (2005 - present)
RICHARD PRETTY (2)              Director, Senior Vice President, Illustration
                                Actuary (2007-Present)
WILLIAM ROTHENBACH (1)          Director
DAVID H. SMITH  (1)             Director, Senior Vice President (2007-Present)
BARRY WARD, (1)                 Director, Senior Vice President, Chief Financial
                                Officer, Chief Accounting Officer (2006-Present)
ALAN M. HARRINGTON (2)          Senior Vice President, VA Distribution
                                (2007 - present)
JEFFREY L. LOBO (3)             Senior Vice President, Chief Investment Officer,
                                (2007-Present)
ERIC L. MARHOUN (1)             Senior Vice President, General Counsel,
                                Secretary (2007 - Present)
JOHN A. PHELPS (2)              Senior Vice President, Life/Annuity Distribution
                                (2007 - present)
JOHN APRILL (1)                 Vice President, Appointed Actuary (2007-Present)
GEORGE NICHOLSON (1)            Vice President, Controller (2007-Present)

(1) Business Address:  1001 Fleet Street, Baltimore, Maryland 21202
(2) Business Address:  1117 Perimeter Center West, Atlanta, Georgia 30338
(3) Business Address:  Old Mutual Asset Management, 200 Clarendon Street,
                       53rd Floor, Boston, MA 02116

ITEM 26. PERSONS CONTROLLED BY OR UNDER COMMON CONTROL WITH THE DEPOSITOR OR REGISTRANT

     The assets of the Registrant, under state law, are assets of OM Financial Life Insurance Company.

The discussion that follows summarizes the chain of ownership of Registrant and all subsidiaries and affiliates under common Old Mutual U.S. Life Holdings, Inc. (OMUSLH) management. OMUSLH's sister company, Old Mutual Asset Management, has approximately 30+ additional subsidiaries under its separate management that are not listed here. Old Mutual plc has hundreds of global subsidiaries in addition to those listed below that are not listed here.

OLD MUTUAL PLC (England) 100%.................................................public company listed on the
                                                                              London Stock
                                                                              Exchange
    OLD MUTUAL (US) HOLDINGS INC. (Delaware) 100%.............................holding company
        Old Mutual Asset Management, Inc. (Delaware) 100%.....................asset management, investment advisory
                                                                              and mutual fund
                                                                              company.
        OLD MUTUAL U.S. LIFE HOLDINGS, INC. (Delaware) 100%...................holding company
        Old Mutual Business Services, Inc. (Delaware) 100%....................contracting company
        Americom Life & Annuity Insurance Company (Texas) 100% (1)............life/annuity insurer
        OM FINANCIAL LIFE INSURANCE COMPANY (Maryland) 100%...................life/annuity insurer
             OM Financial Life Insurance Company of New York (NY) 100%........life/annuity insurer
             Fidelity and Guaranty Assignment, LLC (Maryland) 100%............structured settlement assignment company
             F&G Brokerage, Inc. (Maryland) 100%..............................dormant shell
             Old Mutual Financial Network Securities, Inc. (Maryland) 100%....broker dealer

    (1) Anticipated to be merged into OM Financial Life Insurance Company effective October 1, 2007.

ITEM 27. NUMBER OF CONTRACT OWNERS

     This is an initial registration of a new contract, so no contracts have been sold as of the date of this registration statement.

ITEM 28. INDEMNIFICATION

OM Financial Life Insurance Company's by-laws provide as follows:

Indemnification

Section 1. INDEMNIFICATION OF DIRECTORS AND OFFICERS. The corporation shall indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative by reason of the fact that he is or was a director or officer of the corporation, or is or was serving at the request of the corporation as a director or officer of another corporation against expenses (including attorney's fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding, to the fullest extent and under the circumstances permitted by the Annotated Code Of Maryland, Section 2-418 or any other applicable Maryland statutory or decisional law, as amended or interpreted. Such indemnification (unless otherwise ordered by a Court) shall be made as authorized in a specific case under determination that applicable standards of conduct set forth in the Annotated Code of Maryland or any other applicable Maryland statutory or decisional law, as amended or interpreted. Such determination shall be made (1) by the board of directors by a majority vote of a quorum consisting of directors who were not and are not parties to or threatened with any such action, suit or proceeding, or (2) if such a quorum is not attainable, or if a majority vote of a quorum of disinterested directors so directs, in a written opinion by independent legal counsel, or (3) by the shareholders, or (4) by the Court in which such action, suit or proceeding was brought.

Section 2. OTHER RIGHTS. The foregoing right of indemnification shall not be deemed exclusive of any other rights to which those seeking indemnification may be entitled under the Articles of Incorporation, these Bylaws, any agreement, vote of shareholders or disinterested directors or otherwise and shall continue as to a person who has ceased to be director or officer and shall inure to the benefit of the heirs, executors and administrators of such a person.

Section 3. ADVANCE PAYMENT OF EXPENSES. The corporation may pay expenses, including attorney's fees, incurred in defending any action, suit or proceeding referred to in Section 1 of this Article, in advance of the final disposition of such action, suit or proceeding as authorized by the directors in the specific case, upon receipt of an undertaking by or on behalf of the director or officer to repay such amount, unless it shall ultimately be determined that he is entitled to be indemnified by the corporation as authorized in this Article.

Section 4. INSURANCE. The corporation may purchase and maintain insurance on behalf of any person who is or was a director, officer or employee of the corporation or is or was serving at the request of the corporation as a director, trustee, officer or employee of another corporation, domestic or foreign, non profit or for profit, partnership, joint venture, trust or other enterprise against any liability asserted against him and incurred by him in any such capacity, or rising out of the status as such, whether or not the corporation would have the power to indemnify him against such liability under this Article.

Section 5.  COMPLIANCE WITH FEDERAL SECURITIES LAW
Insofar as indemnification or insurance benefits for liability arising under the Securities Act of 1933 and Section 17 of the 1940 Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification and insurance benefits is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification or insurance benefits against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification or insurance benefits by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.


ITEM 29. PRINCIPAL UNDERWRITER

     Old Mutual Financial Network Securities, Inc., a controlled subsidiary of OM Financial Life Insurance Company, acts as principal underwriter for variable annuity contracts issued through Old Mutual Financial Network Separate Account VA.

DIRECTORS AND OFFICERS OF OLD MUTUAL FINANCIAL NETWORK SECURITIES, INC.

NAME AND PRINCIPAL BUSINESS ADDRESS  POSITION WITH OLD MUTUAL FINANCIAL NETWORK
                                     SECURITIES, INC.
-----------------------------------  -------------------------------------------
Bruce G. Parker, Jr. (1)             Director, Chairman
D. Bruce Johnston (1)                Director, Chief Executive Officer and
                                     President
Alan M. Harrington (1)               Director, Senior Vice President
Narcisso M. Almeida(1)               Director, Vice President - Operations
Kenneth W. Reitz (2)                 Director, Secretary, Vice President - Chief
                                     Compliance Officer
John P. Clifford (2)                 Director
Todd Bareika (2)                     Vice President, Chief Financial Officer
Pat Ferrer (1)                       Vice President - VA Distribution
Richard Pretty (1)                   Vice President
(1) Business Address:  1117 Perimeter Center West, Atlanta, Georgia 30338
(2) Business Address:   1001 Fleet Street, Baltimore, Maryland 21202

ITEM 30. LOCATION OF ACCOUNTS AND RECORDS

     All accounts, books, or other documents required to be maintained by
Section 31(a) of the Investment Company Act of 1940 and the rules promulgated thereunder are maintained by the Registrant at 1001 Fleet Street, Baltimore, MD and the offices of its third party administrator at 6425 Powers Ferry Road, Atlanta, Georgia 30339.

ITEM 31. MANAGEMENT SERVICES

     Not Applicable.

ITEM 32. UNDERTAKINGS

        (a) Registrant hereby undertakes to file a post-effective amendment to this registration statement as frequently as is necessary to ensure that the audited financial statements in the registration statement are never more than sixteen (16) months old for so long as payment under the variable annuity contracts may be accepted.

        (b) Registrant hereby undertakes to include either (1) as part of any application to purchase a contract offered by the Prospectus, a space that an applicant can check to request a Statement of Additional Information, or (2) a postcard or similar written communication affixed to or included in the Prospectus that the applicant can remove to send for a Statement of Additional Information.

        (c) Registrant hereby undertakes to deliver any Statement of Additional Information and any financial statement required to be made available under this Form promptly upon written or oral request.

 REPRESENTATION
        OM Financial Life Insurance Company hereby represents that the fees and charges deducted under the individual deferred variable annuity contract described in this Registration Statement in the aggregate, are reasonable in relation to the services rendered, the expenses expected to be incurred, and the risks assumed by the insurance company.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the Registrant, Old Mutual Financial Network Separate Account VA, certifies that it has caused this Registration Statement to be signed on its behalf by the undersigned thereunto duly authorized, all in the city of Baltimore and the State of Maryland, on the 26th day of September, 2007.

                    OLD MUTUAL FINANCIAL NETWORK SEPARATE ACCOUNT VA, REGISTRANT
                                  OM FINANCIAL LIFE INSURANCE COMPANY, DEPOSITOR

                     By:  /s/ John P. Clifford
                        ----------------------------------------
                              Chairman


     As required by the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on September 26, 2007.


SIGNATURE                     TITLE
---------                     -----

/S/  JOHN P. CLIFFORD         Director, Chairman, Executive Vice President

/S/  BRUCE G. PARKER, JR      Director, Chief Executive Officer and President

/S/  VICTOR LUMBY             Director, Senior Vice President, Chief Operations
                              Officer

/S/  RICHARD PRETTY           Director, Senior Vice President, Illustration
                              Actuary

/S/  WILLIAM ROTHENBACH       Director

/S/  DAVID H. SMITH           Director, Senior Vice President

/S/  BARRY WARD               Director, Senior Vice President, Chief Financial
                              Officer and Chief Accounting Officer

All Directors' business address is 1001 Fleet St., Baltimore, MD 21202, except Bruce Parker's and Richard Pretty's business address is Old Mutual Financial Network, 1117 Perimeter Center West - Suite 212, Atlanta, Georgia 30338.

                                INDEX TO EXHIBITS
Exhibit #

4       (a)  Form of Annuity Contract
        (b)  Form of Annuity Contract Riders

5       Form Annuity Contract Application

8       Participation Agreements
        (a) Alliance Bernstein
        (b) American Century
        (c) Franklin Templeton
        (d) Legg Mason
        (e) Morgan Stanley
        (f) Neuberger Berman
        (g) Old Mutual Capital
        (h) PIMCO
        (i) Pioneer
        (j) Royce
        (k) Rydex (form of)
        (l) T. Rowe Price
        (m) Third Avenue
        (n) Van Kampen
        (o) XTF (form of)

9       Legal Opinion and Consent

10      Consent of Independent Registered Public Accounting Firm